MEDIFOCUS INC.

FORM 51-102FI

Management Discussion and Analysis for the three months ended June 30, 2016

August 29, 2016

1.

Introduction

The following sets out the Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for the three months ended June 30, 2016 of Medifocus Inc. (the “Company”, “Medifocus” or "we"). The MD&A is dated August 29, 2016 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended June 30, 2016 and 2015. All dollar amounts are presented in United States dollars unless otherwise noted. The functional currency of the Company and its subsidiary is the United States dollar, and the presentation currency is the United States dollar. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

This management’s discussion and analysis may contain statements that are “Forward-looking Statements”. These include statements about the Company’s expectations, beliefs, plans, objectives and assumptions about future eventsor performance. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”. “anticipate”, “believes”, “estimate”, “intend”, “plan”, “would”, and “outlook” or statements to the effect that actions, events or results “will”, “may”, “should” or “would” be taken, occur or be achieved. Forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company’s control. Accordingly, the Company’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this analysis. Forward-looking statements are made on the basis of the beliefs, opinions, and estimates of the Company’s management on the date the statements are made and, other than in compliance with applicable securities laws, the Company does not undertake any obligation to update forward-looking statements if the circumstances or management’s beliefs, opinions or estimates should change. Readers should not place undue reliance on forward-looking statements.

2.

Reporting currency

Effective April 1, 2014, the Company changed is reporting and functional currency from the Canadian dollar to the U.S. dollar in anticipation of filing its financial statements with the U.S. Securities and Exchange Commission;

3.

Overview of Financial Performance

The Company recognized revenues of $1,186,855 for the three months ended June 30, 2016. This is an increase of $61,845 or 5% compared to the same three month period the previous year. During FY 2016, the Company continued to evaluate its Prolieve sales and cost structure since acquiring the Prolieve business from Boston Scientific Corporation in July 2012. Starting in late March 2016, the Company introduced new measures to improve the Prolieve business’ operational efficiency by implementing the following:

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Eliminating territorial sales positions and less productive mobile service positions.

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Using independent distributors for cover certain geographical areas to reduce the reliance on our own mobile service team.

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Support our customer base in a more profit-oriented sales model with the goal to improve gross margin and profitability.

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Reducing salaries of all corporate staff.

As a result, the Company has improved its loss from operation for the three months ended June 30, 2016 by 73% , realizing a loss of $172,107 compared to a loss from operations of $636,708 in the same period a year ago. Revenue for the three months ended March 31, 2016 increased 5% from a year ago.

Cost of sales for the three months ended June 30, 2016 were $715,746, a decrease of $114,962 from the same period of 2015. Gross margin was 40% for the three month period, increasing from 26% over the same period ended June 30, 2015.

4.

Company History and Business

Our business was started by Dr. Augustine Cheung, our Chief Executive Officer, as an outgrowth of his academic interest and work in the field of microwave technology and the thermotherapy treatment of disease while he was a professor at the University of Maryland and George Washington University. In 1982, he founded A.Y. Cheung Associates Inc. to pursue this work. A.Y. Cheung Associates Inc. changed its name to Cheung Laboratories, Inc. in 1984, and Cheung Laboratories Inc. subsequently changed its name to Celsion Corporation (“Celsion”) in 1998.

At Celsion, Dr. Cheung and his team began developing technologies for the treatment of BPH and breast cancer using thermotherapy technology, leading to the development and commercialization of the Prolieve system for the treatment of BPH. In 2007, Celsion sold the Prolieve system and technology to Boston Scientific Corporation (“Boston Scientific”) for $60 million. Dr. Cheung also began developing the APA 1000 system for the treatment of breast cancer. The rights to key elements of APA 1000 were licensed from MIT pursuant to an Exclusive Patent License Agreement (“Patent License Agreement”) dated October 24, 1997.

In 2005 Celsion transferred all its interest in this license and other rights to APA 1000 to its wholly- owned subsidiary, Celsion (Canada) Limited (“Celsion Canada”). On January 16, 2006, Dr. Cheung resigned from Celsion’s board of directors and his position as Celsion’s Chief Scientific Officer, and purchased Celsion Canada for $20,000,000 (Canadian dollars). The purchase price was paid by issuing:

(a) a personal $1.5 million promissory note; and (b) an $ 18.5 million royalty payable at the rate of 5% of the net sales on sales of products developed using APA technology, once such products become commercialized. The $1.5 million promissory note was secured by 1,508,050 shares of Celsion’s common stock. After Dr. Cheung’s default on payment of the promissory note, Celsion agreed in 2009 with Dr. Cheung to retain the 1,508,000 shares of Celsion’s common stock that it held as security in full satisfaction of the $1.5 million promissory note.

Medifocus Inc. was incorporated on April 25, 2005 under the Business Corporations Act (Ontario) as a CPC. Under Canadian law, a CPC is a newly created Canadian company having no assets, other than cash, which is permitted to conduct an initial public offering of its securities (“IPO”) and obtain a listing of its shares on the TSXV. A CPC may then uses the funds raised in the IPO to identify and evaluate assets or businesses which, when acquired, qualify the CPC for listing as a regular issuer on the TSXV.

On June 29, 2006 Medifocus Inc., completed its IPO on the TSXV of 4,600,000 shares at a price of $0.20 (Canadian dollars) per share receiving gross proceeds of $920,000 (Canadian dollars). In order to gain improved access to funding, Medifocus Inc. engaged in a share exchange offer with Celsion Canada in 2008 pursuant to which Celsion Canada became a wholly-owned subsidiary of Medifocus. Concurrently with the exchange offer, Medifocus completed a private placement of units, receiving gross proceeds of $2 million (Canadian dollars). In addition, Medifocus issued 903,112 shares to Celsion at a deemed value of $0.50 (Canadian dollars) per share, in partial satisfaction of an approximate $600,000 (Canadian dollars) liability that was owed to Celsion. After the completion of the share exchange transaction, we continued our development of the APA 1000 technology for the treatment of breast cancer. Phase I and Phase II clinical trials were originally completed by Celsion. Subsequently, the Company received approvals from both the FDA and the Canadian Bureau of Medical Devices to conduct a pivotal Phase III breast cancer treatment study. We have begun the pivotal Phase III clinical trials but, such trials have been proceeding at a slow pace due to lack of funding. We plan to complete the pivotal Phase III trial when funding is available.

The Patent License Agreement with MIT was amended on June 16, 2007. The amended agreement requires us to pay MIT a 5% royalty on the net sales of any products derived from APA 1000, and an annual maintenance fee of $50,000.  MIT is entitled to receive royalties for so long as the patents relatingto the APA technology are valid or the Patent License Agreement is terminated.

On July 24, 2012 we acquired the Prolieve technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”). The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction. Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve products which is estimated to have contingent balance through March 31, 2018. Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions. At June 30, 2016, approximately $1,376,680 is due to Boston Scientific under the contingent consideration arrangement, of which $1,257,995 is past due.

Our Products

1.

The Prolieve Thermodilatation System

Our first commercial heat-based therapy system, Prolieve, is used to treat benign prostatic hyperplasia or “BPH.” BPH is a condition in which the prostate gland becomes enlarged and restricts the flow of urine through the urethra. Our clinical studies have shown that the treatment of this condition with the Prolieve system improves urine flow by decreasing the enlarged prostate’s pressure on the urethra through the heating, dilation and shrinking of the prostate tissue surrounding it. The BPH drug therapy market is estimated to be about $4 billion in major developed countries according to Decision Resources Group. This number does not include non-drug treatments and the patients who are on “Watchful Waiting” due to the side effects of some of the treatment options. While the market for minimally invasive BPH treatment is approximately $150 million according to Medtech Insight, we believe that Prolieve can be a viable alternative to drug therapy due to its safety and efficacy profiles and thus has the potential to increase the market for minimally invasive BPH treatment.

What Is Benign Prostatic Hyperplasia?

Millions of aging men experience symptoms resulting from BPH, a non-cancerous urological disease in which the prostate enlarges and constricts the urethra. The prostate is a walnut-sized gland surrounding the male urethra that produces seminal fluid and plays a key role in sperm preservation and transportation. The prostate frequently enlarges with age. As the prostate expands, it compresses or constricts the urethra, thereby restricting the normal passage of urine. This restriction may require a patient to exert excessive bladder pressure to urinate. Because urination is one of the body’s primary means of cleansing impurities, the inability to urinate adequately increases the possibility of infection and bladder and kidney damage.

BPH Symptoms

The symptoms of BPH usually involve problems with emptying the bladder or storing urine in the bladder. However, the severity of the symptoms can vary widely, from mild and barely noticeable to serious and disruptive.  Common BPH symptoms include:

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Pushing or straining to begin urination;

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A weak urinary stream;

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Dribbling after urination;

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A frequent need to urinate, sometimes every 2 hours or less;

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A recurrent, sudden, or uncontrollable urge to urinate;

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Feeling the bladder has not completely emptied after urination;

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Pain during urination; and

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Waking at night to urinate.

In extreme cases, a man may be completely unable to urinate. In such situations, emergency medical attention is required.

An enlarged prostate does not cause prostate cancer or directly affect sexual function. However, many men experience sexual dysfunction and BPH symptoms at the same time. This is due to aging and the common medical conditions older men often encounter, including vascular disease and diabetes. Because all of these conditions take place with aging, sexual dysfunction tends to be more pronounced in men with BPH.

BPH Complications

BPH is not a form of prostate cancer and does not lead to prostate cancer. Accordingly, BPH is not life-threatening. However, as many men know, BPH may be lifestyle-threatening and can cause great discomfort, inconvenience, and awkwardness and complications such as:

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Acute urinary retention, which is a condition that results in a complete inability to urinate. A tube called a catheter may be needed to drain urine from the bladder.

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Chronic urinary retention, which is a partial blockage of urine flow that causes urine to remain in the bladder. In rare cases, this may lead to kidney damage if it goes undiagnosed for too long.

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Urinary tract infection, which can cause pain or burning during urination, foul-smelling urine, or fever and chills.

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Other complications from BPH may include bladder stones or bladder infections.

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Having BPH does not directly affect one’s sexual function. However, it is common for the symptoms of BPH and sexual dysfunction to occur at the same time.

Prevalence of BPH and Market Opportunity

BPH is an age-related disorder the incidence of which increases with maturation of the population. According to urologyhealth.org, by age 60, more than half of men have BPH. By age 85, about 90 percent of men have BPH. As the population continues to age and life expectancy increases, the prevalence of BPH can be expected to continue to increase.

Treatment Alternatives for BPH

Several types of treatments are available for enlarged prostate. They include medications, surgery and minimally invasive surgery. The best treatment choice for patients depends on several factors, including how much the symptoms bother them, the size of their prostate, other health conditions the patients may have, their age and preference. If symptoms are not severe, a patient may decide not to have treatment and wait to see whether their symptoms become more bothersome over time.

Watchful Waiting

When a patient first develops symptoms caused by BPH, physicians generally prescribe drugs as the first treatment option, but usually leave the decision to their patients. Due to the low success rate, high costs, side effects and complications associated with BPH drug therapies, some patients diagnosed with BPH prefer to be regularly monitored by their doctors, but choose not to begin a drug therapy. The patients who opt out of therapy fall into a group referred to as “watchful waiting.” Often, BPH symptom persistence and worsening or an acute urinary event may force the patient to move on to some other form of therapy.

Drug Therapy

Medications are the most common treatment for moderate symptoms of prostate enlargement but if a patient stops taking medicine, the symptoms will usually return. Medications used to relieve symptoms of enlarged prostate include several different types of drugs, such as Alpha-Blockers (such as Flomax®) and Alpha Reductase Inhibitors (such as Proscar®). Drug therapy costs approximately $1,000 per year or more in the United States, must be maintained for life, and does not offer consistent relief to a large number of BPH patients. Many of the currently available BPH drugs also have appreciable side effects, such as: headache, fatigue, impotence, dizziness, and low blood pressure.

Surgical Intervention

Two of the primary surgical procedures to treat BPH are transurethral resection of the prostate (“TURP”) and laser procedures. TURP has traditionally been a common procedure for enlarged prostate for many years. It is a procedure in which the prostatic urethra and surrounding diseased tissue in the prostate are trimmed with a telescopic knife, thereby widening the urethral channel for urine flow. While the TURP procedure generally has been considered the most effective treatment available for the relief of BPH symptoms, the procedure has its shortcomings. In the first instance, TURP generally requires from one to three days of post-operative hospitalization. In addition, a substantial percentage, approximately 5-10%, of patients who undergo TURP encounter significant complications, which can include painful urination, infection, impotence, incontinence, and excessive bleeding. Further, retrograde ejaculation, a condition in which semen released during ejaculation enters the bladder rather than exiting the penis, occurs in up to 90% of patients who undergo a TURP procedure, with a long-term side effect in up to 75% of such patients.

Laser surgeries (also called laser therapies) use high-energy lasers to destroy or remove overgrown prostate tissue. Options for laser therapy depend on prostate size, the location of the overgrown areas. During prostate laser surgery, a combined visual scope and laser is inserted through the tip of the patient’s penis into the urethra, which is surrounded by the prostate. Using the laser, doctors remove prostate tissue that are squeezing the urethra and blocking urine flow, thus making a new larger tube for urine to pass through. Lasers use concentrated light to generate precise and intense heat. Risks of laser surgery include: temporary difficulty urinating and post treatment catheterization, urinary tract infection, narrowing of the urethra as scars form, retrograde ejaculation, and erection problems.

Accordingly, neither drug therapies nor the surgical alternatives appear to provide fully satisfactory, cost- effective treatment solutions for BPH sufferers.

Our Approach: The Prolieve Thermodilatation System

The Prolieve Thermodilatation System was originally and primarily developed and commercialized by our current management, product development, clinical and regulatory teams. Such development occurred while  such  teams  were  employed  at  Celsion  Corporation  from 1997  to  2004,  at  an  estimated  cost  of $20,000,000. Further, the development and commercialization occurred under the leadership of Dr. Augustine Cheung, who was Celsion’s president at the time. Dr. Cheung is currently our chief executive officer. As discussed above, Celsion sold the Prolieve system, technology and related assets to Boston Scientific Corporation in 2007 for $60 million.

Prolieve is an in-office procedure that minimizes patient discomfort and the need for post-treatment catheterization. In a randomized one-year clinical trial, conducted at 14 centers across the United States, patients undergoing treatment with Prolieve achieved measurably greater improvement in symptoms after three months compared to a control group using a drug, Proscar, which is commonly prescribed to treat BPH condition. In June 2012, Medifocus reached an agreement with Boston Scientific for the purchase of all of the assets of its Prolieve business, including all Prolieve inventory, the mobile service distribution assets, as well as the intellectual property associated with the Prolieve technology.

The purpose of the Prolieve system is to provide a relatively painless and effective alternative to drug therapy and certain types of surgical procedures to treat the symptoms of BPH. Prolieve is a minimally invasive treatment option for BPH. Unlike other microwave-based BPH treatments, Prolieve utilizes both microwave heat, delivered via a catheter, and proprietary balloon compression to both heat the prostate and dilate the prostatic urethra, and to shrink enlarged prostate tissue. The 45-minute Prolieve treatment is administered on an outpatient basis in a physician’s office and can be done with topical anesthesia only. We estimate that approximately 100,000 patients have been treated since the FDA PMA was granted. Many patients treated with Prolieve experience immediate symptom relief. Based upon a study conducted by Boston Scientific (the “Prolieve Study”), patients treated with the Prolieve system experienced a symptom reduction of 22% three days following treatment. Furthermore, most patients that undergo the Prolieve treatment do not require post-treatment catheterization. Based upon the Prolieve Study, 94% of patients that underwent the Prolieve treatment were catheter free immediately following the treatment, and 100% of such patients were catheter free after three days.  Accordingly, we believe that patients that undergo the Prolieve treatment should be able to resume their normal activities shortly after the treatment.

The Prolieve system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue. The second component is our proprietary disposable catheter that is attached to the module. This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction. Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra. Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency. The Prolieve system is covered by 55 core patents, which were acquired as part of the acquisition of the Prolieve assets from Boston Scientific Corporation in 2012.

The combined effect of this “heat plus compression” therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon, forming a biological stent. Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening. In addition, the Prolieve system’s temperature (46º C to 54º C) is sufficient to kill prostatic cells surrounding the urethra wall, thereby creating space for the enlargement of the urethra opening. However, the relatively low temperature is not sufficient to cause swelling in the urethra.

The Prolieve system is designed with patients’ needs and comfort in mind. In general, it does not require sedation or post-operative catheterization and provides rapid symptomatic relief from BPH. BPH patients can be treated using Prolieve in urologic offices throughout the United States. In addition, the Prolieve treatment is also made available to physicians utilizing our nationwide mobile service.

The Prolieve system is currently in use in the United States. Although it is generating revenue, (gross revenues of $1,186,855 for the quarter ended June 30, 2016) our operations are not, and have never been profitable, and there can be no assurance that they will ever become profitable.

Since acquiring the Prolieve assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business. We are focusing on increasing sales from our installed base of systems, from our mobile service, and independent distributors. Currently the Prolieve operations are directly supported by three management consultants, four mobile technicians, one schedule coordinator, two persons responsible for regulatory compliance matters, and three engineering and support staff. In addition, the Company recently entered into distribution agreement with three independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve systems and  approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve assets to us in 2012. Our current business strategy is utilize social media, key opinion leaders and centers of excellence to increase the utility and market presence of Prolieve. In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through independent third party distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system. However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate such costumers’ needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve asset purchase from Boston Scientific Corporation. We do not currently have an agreement with a manufacturer for the production of additional Prolieve systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted. At this time, 100% of our revenues come from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters. The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation. We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12- month period. We have no other source of catheters at the present time. Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

In addition to the Prolieve technology, the installed base of Prolieve systems and related patents acquired from Boston Scientific Corporation, we also acquired a fleet of 15 vans, each equipped with two Prolieve systems. This mobile fleet allows us to provide Prolieve therapy to patients whose health care providers do not have access to one of our permanently installed systems. The mobile Prolieve system is identical to the permanently installed systems.

Our mobile Prolieve systems are deployed by our dispatcher and scheduler upon the request of a physician. Our scheduler then coordinates the timing of the requested appointment with one of our medical technicians. On the day of the appointment, our medical technician arrives at the physician’s office and the Prolieve module is brought into the physician’s office. Under the physician’s supervision, a catheter is inserted into the urethra to the point of constriction, and the Prolieve treatment is administered by our medical technician under the physician’s supervision. In most cases, the patient’s symptoms are eliminated immediately and normal urination bladder function is restored.

Competition

There are several treatment options for BPH. The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.” This surgery requires a hospital stay, sedation, and a post-operative recovery period. Further, we are aware that Urologix LLC offers minimally invasive, microwave-based, treatment with which we compete. Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve therapy combines heat and compression (via the inflated balloon). According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

However, the majority of BPH patients undergoing treatment today choose medical therapy instead of surgery. Pursuant to such medical therapy, patients take daily doses of medicine to shrink the prostate in order to improve function. These medicines are known to cause side effects, and must be taken daily to be effective. We believe our Prolieve treatment can be a viable alternative to drug therapy due the demonstrated efficacy and side effect profile

Prescribed medicines for BPH treatment in major industrialized countries is currently believed to be approximately $4 billion annually. These medicines are manufactured and sold by some of the world’s largest pharmaceutical companies, including Eli Lilly, Glaxo Smith Kline and Merck & Co. These companies market their drugs to physicians and directly to the public through television, radio, the internet and conventional print media. With the substantial investment made by these companies in developing, commercializing and marketing these drugs, and the size of the BPH treatment market, these companies represent a significant competitive threat to our Prolieve therapy, and to our company. We are also aware that non-prescription herbal supplements promoted to relieve BPH symptoms are being aggressively marketed to the public; these products also compete with Prolieve.

2.

Adaptive Phased Array Technology (APA 1000)

Our second product, APA 1000, which is a minimally invasive breast cancer treatment, is developed, but has not been cleared by the FDA for commercial use. Both Phase I and Phase II clinical trials were completed by Celsion, establishing the system’s safety and efficacy on a limited scale. We have begun pivotal Phase III clinical trials, but have proceeded slowly in such trials because of insufficient funds. We are planning to complete the pivotal Phase III clinical trial of APA 1000 when we obtain adequate funding to do so. The Phase III clinical trial is designed to demonstrate that the combination of focused heat and neo-adjuvant chemotherapy could shrink the size of the tumor 40% more over using chemotherapy alone. In the Phase II clinical trial, a 50% increase in tumor size reduction using focused heat and neo-adjuvant chemotherapy was observed over using chemotherapy alone. In the Phase II trial, two heat treatments were applied while in the Phase III trial, three heat treatments are applied. We believe that, if the Phase III trial is successful, it will show that the combination of focused heat and neo-adjuvant chemotherapy could downsize a cancer tumor enough to allow a surgeon to perform a lumpectomy rather than a mastectomy, thereby preserving the affected breast.

The APA 1000 system delivers heat precisely to breast tumors. While using heat to kill cancerous tumors has been considered effective for many years, heat therapy has not become a part of standard treatment for cancer because of the inability to safely apply it to tumors without damaging healthy tissue. When treating cancer, physicians seek to minimize damage to healthy tissue. It is our belief that the APA 1000 system precisely focuses microwave heat on diseased tissue, sparing adjacent tissue. Precision is achieved through the utilization of “Star Wars” technology that we have exclusively licensed from MIT and have adapted for medical use in our APA 1000 system.

Adaptive Phased Array Technology Illustration

Our current management team has been working with researchers at Massachusetts Institute of Technology (“MIT”) who had developed, originally for the U.S. Department of Defense, a microwave control technology known as “Adaptive Phased Array,” or “APA.” This technology  permits  properly designed microwave devices to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue. Since licensing the APA technology from MIT, our management team has been working together with Dr. Alan J. Fenn, the inventor of the patented technology. This collaboration has included technology transfer and technical/engineering assistance to develop and design our current APA Breast Cancer treatment device. In addition, Dr. Fenn has collaborated and advised the Company on the design of the clinical protocol, clinical study support, and device usage training of the current FDA breast cancer study, as well as assisting the Company in developing new clinical protocol and new treatment devices using the APA technology licensed from MIT.

In the treatment of breast cancer, the APA technology applies the same principal used in MIT’s “Star Wars” program of detecting missiles.

APA 1000 Breast Cancer Treatment Illustration

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An RF needle probe inserted at tumor center provides feedback signal to focus microwave energy at tumor center to induce shrinkage without harming surrounding tissue.

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Focused microwave energy (43-44°C) combined with chemotherapy achieves an average of 88% tumor size reduction in Phase II clinical trials.

Treatment with APA 1000 may accomplish several objectives. First, we believe that it destroys many cancer cells, and substantially shrinks cancerous cells that are not destroyed. If tumors are shrunk small enough, a patient may not need to have the entire breast removed. Second, we believe that the application of APA 1000 heat therapy boosts the effectiveness of subsequent chemotherapy and radiation therapy.

There can be no assurance that we will complete the pivotal Phase III clinical trial, or that the FDA will approve of the APA 1000 for sale in the United States. Even if the APA 1000 successfully completes the pivotal Phase III clinical trial and the FDA permits us to sell this system, there can be no assurance that it will be adopted by health care industry.

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve operations. We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. We expect, subject to obtaining financing, to resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial. Because the pace of the trial has been slow, there can be no assurance that the persons and institutions with which we have previously made arrangements will be available to proceed on the same terms, or at all, when we are ready. In such event, we would then need to make alternative arrangements, of which there can be no assurance.

5.

Going Concern

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of August 29, 2016. Based on the following, management believes that it is probable that management will be unable to meets obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development, financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its Prolieve sales and marketing activities and new product development efforts. Due to continued substantial operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The unaudited condensed interim consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

6.

Results of Operations

The table below summarizes our results of operations for the three months ended June 30, 2016 and 2015:

	Three months ended June 30,
	2016	2015
Sales
Products	$ 415,519	$ 327,088
Services	771,336	797,922
Total Sales	1,186,855	1,125,010
Costs of Sales
Products	197,076	175,893
Services	518,673	654,818
Total Costs of Sales	715,749	830,711
Gross Profit	471,106	294,299
Operating Expenses
Research and development	98,458	82,643
Sales and marketing	14,728	253,367
General and administrative	530,027	594,997
Total Operating Expenses	643,213	931,007
Loss from Operations	(172,107)	(636,708)
Other Income (Expense)
Interest and discount accretion	(378,757)	(341,255)
Loss from change in fair value of contingent consideration	(37,550)	(37,148)
Foreign exchange gain (loss)	(5,661)	(12,958)
Total Other Income (Expense)	(421,968)	(391,361)
Net Loss	$ (594,075)	$ (1,028,069)
Net Loss per share basic and diluted	$ (0.00)	$ (0.01)

Sales

Revenue from the sale of Prolieve products and services increased from $1,125,010 for the three months ended June 30, 2015 to $1,186,855 for the three months ended June 30, 2016. Product sales during the quarters ended June 30, 2016 and June 30, 2015 consisted solely of single-use catheters. The increase in sales for the three months ended June 30, 2016 is primary due to the increase in product sales and average selling prices.

Costs of Goods Sold, Costs of Services and Gross Profit

The costs of sales for products include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve intellectual property, warranty costs, warehousing costs, freight and handling charges. Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Costs of goods sold as a percentage of product sales was 47% for the three months ended June 30, 2016 as compared to 54% for the three months ended June 30, 2015, and costs of services as a percentage of services sales was 67% for the three months ended June 30, 2016 as compared to 82% for the three months ended June 30, 2015. As a result, combined gross profit increased from $294,299 for the three months ended June 30, 2015 to $471,106 for the three months ended June 30, 2016. The gross profit related to our services increased as fixed amortization expense of our mobile consoles and vehicle fleet had a lesser impact, while the increased sales price was offset by the increased disposal kit cost.

Net Loss

Our loss from operation for the quarter ended June 30, 2016 was $172,107, a decrease of $464,601, or 73%, from the same quarter in 2015. Our net loss of $594,075 for the quarter ended June 30, 2016 decreased 42% from our net loss of $1,028,069 for the same period in 2015. The decrease in our loss is primarily due to the decrease in our operating expenses of $287,794 and the increase in gross profit of $176,807 for the three months ended June 30, 2016 as compared to the same period in 2015.

Research and Development Expenses

For the three months ended June 30, 2016, the Company incurred research and development expenses of $98,458, an increase from the $82,643 for the same period in 2015. The increased costs are directly related to our costs related to the redesign of the Prolieve system. Research and development expenses for both periods include costs for Prolieve post-marketing study and other R&D expenses.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, and other direct marketing expenses) for Prolieve and other business promotion costs.

Sales and marketing expenses for the three months ended June 30, 2016 were $14,728, a decrease of 94% from the $253,367 for three months ended June 30, 2015. The decrease is primarily the result of the restructuring of the Prolieve business in the Company's efforts to reduce costs by eliminating territorial sales positions and scaling back marketing activities and travel expenses. The Company plans to utilize social media, direct mailing, and independent distributors to sustain and grow its Prolieve business.

General and Administrative Expenses

General  and  administrative  expenses  for  the  three  months  ended  June  30,  2016  decreased  11%  to$530,027, from $594,994 for three month ended June 30, 2015 , as there was a decrease in legal and accounting fees, corporate salaries and related benefits and consultant fees as the company focused on operating more efficiently.

Other Income (Expense)

Interest and accretion expense, and losses from change in the fair value of the contingent consideration of ($421,968) for the three months ended June 30, 2016 reflects an increase from the ($391,361) recognized in the three months ended June 30, 2015, largely due to an increase in interest and discount accretion.

7.

Business Acquisition

On July 24, 2012 the Company purchased from Boston Scientific Corporation all of the assets, and assumed certain liabilities, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$2,535,610
Fair value of contingent consideration	1,126,505
Total consideration	$3,662,115

The maximum amount payable pursuant to the terms of the contingent consideration is $2.5 million. The fair value was determined by calculating its present value based on its payment terms using an interest rate of 24% (the Company’s estimated unsecured borrowing rate). The contingent consideration is paid quarterly at a rate of 10% of sales of Prolieve products. The fair value of the contingent consideration is adjusted for changes in the estimated future payments with the adjustment being reflected in profit or loss.

The Company accounted for its acquisition of Prolieve by recording all tangible assets and intangible assets acquired, and liabilities assumed, at their respective fair values on the acquisition date. The fair value assigned to identifiable intangible assets acquired was determined using a cost approach and was based on the Company’s best estimates; this intangible asset is being amortized on a straight-line basis over its estimated useful life of ten years.

The following summarizes the fair value of the assets acquired assumed in the transaction:

Inventory	$463,338
Equipment	736,662
Intangible assets	2,462,115
Total consideration	$3,662,115

8.

Medifocus Holding Limited Joint Venture

On November 8, 2013, Medifocus entered into an agreement with Ideal Concept Group Limited (“Ideal Concept”) to develop our Prolieve business and APA technology in a geographic area referred to as “Asia Pacific” in the agreement (the “JV Agreement”). The countries comprising of Asia Pacific are not specified in the JV Agreement. Pursuant to the JV Agreement, Medifocus and Ideal Concept agreed to capitalize a company, Medifocus Holding Limited (“Medifocus Holding”), to develop this business. Medifocus Holding was incorporated in the British Virgin Islands on June 28, 2012.

The JV Agreement states that, at the outset, Ideal Concept will own 60% of Medifocus Holding and we will own 40%. Through March 31, 2015, Medifocus Inc. made total contributions to Medifocus Holding of approximately $214,735 in cash and Prolieve equipment. In March 2016, Ideal Concept purchased Medifocus' remaining interest in Medifocus Holdings.

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve and the APA technology. Medifocus Holding has been in communication with the CFDA and continues to evaluate the regulatory requirements for commercialization of Prolieve in China. There is no assurance that the CFDA will approve Prolieve for commercialization in China. Additionally, Medifocus Holding has been in discussions with several hospitals in China regarding conducting clinical testing. As of the date of this annual report, no clinical testing has begun in China. During fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve in South Korea, subject to regulatory approvals from the South Korean government.

Medifocus Holding is required to pay to Medifocus, a royalty of 5% of the first $10,000,000 in sales of the catheter kits and control units utilized in the Prolieve business. After $10,000,000 in sales has been reached, the royalty decreases to 3%.  For all other products developed by Medifocus, Medifocus Holding is required to pay to Medifocus a royalty of 7.5% on net sales of such products.

9.

Liquidity and capital resources

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company's future capital requirements will depend on many factors, including, but not limited to:

a.

sales of the Company’s Prolieve products and services;

b.

pricing and payment terms with customers;

c.

costs of the disposable catheter kits and payment terms with suppliers; and

d.

capital expenditures and equipment purchases to support product launches

In December 2013, the Company raised gross proceeds of $3.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”). Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share. The net proceeds from the offering is to be used for Prolieve operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

In a second closing in March 2014, the Company issued 200 additional Units to the investors, receiving gross proceeds of $2,000,000. The additional notes are convertible into 8,000,000 shares  of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 4,000,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016. The warrants were classified as equity and were recorded as additional paid in capital at their estimated fair value of $572,999.

Our $0.43 million unsecured promissory note made to a lender in July 2012 (included in our contractual obligations table on page 42) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013. The lender has extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate a payment plan for this note. Subsequent to March 31, 2015 we have made no principal and interest payments to the lender and are currently in negotiations with the lender regarding the extension of the due date. If such negotiations fail, the lender may declare all amounts due and payable immediately. The lender would not have a right to seize any of the Company’s assets because the promissory note is unsecured. Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

In the fiscal year ending March 31, 2015, the Company raised approximately $1.6 million from the sale of Units. Each Unit was priced at $0.16 and consists of one Share, and a detachable stock purchase warrant to purchase one Share at $0.25 per share.

The company also received funds prior to March 31, 2015 for common shares in the amount of

$1,705,000 for future shares to be issued.  On May 12, 2015, the company issued 38,750,000 common shares at a price of $0.044 per common share for gross proceeds of $ 1,705,000 as part of this transaction.

For the fiscal year ending March 31, 2016, the Company received gross proceeds of $775,000 from the sale of common stock and warrants (the “Units”). Each Unit was priced at $10,000 and consists of 200,000 Shares, and a detachable stock purchase warrant to purchase 100,000 Shares at $0.10 per share.

In the quarter ended June 30, 2016, the Company obtained a loan of $200,000 from a lender at a monthly interest rate of 1.25%. The loan was secured with all the intellectual property and proprietary rights related to the Prolieve system. Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system.

The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service. The Company’s receivables have increased significantly since its acquisition of Prolieve in July 2012 as a result of increasing sales of Prolieve products and services. Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts. Receivables are written off when it is determined that amounts are uncollectible. The Company established an allowance for doubtful accounts of approximately $82,091 as of June 30, 2016,

Our cash and cash equivalents of approximately $191,884 on hand at June 30, 2016 are not sufficient to fund operations through June 30, 2017. We estimate that the external funding requirement for the next 12 months will be at least $1.5 million to maintain the Prolieve business in the U.S. and the essential corporate activities. We will suspend the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business unless we could secure funding specifically allocated for such purposes. If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve business. As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates. If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

We do not have any committed sources of financing and cannot give assurance that alternate funding will be available in a timely manner, on acceptable terms or at all. We may need to pursue dilutive equity financings, such as the issuance of shares of common stock, convertible debt or other equity-linked securities, which financings could dilute the percentage ownership of our current common stockholders and could significantly lower the market value of our common stock.

Net Cash Used In Operations

Net cash used in operating activities was $126,578 for the three months ended June 30, 2016 compared to $580,154 during the three months ended June 30, 2015. The reduction in the use of cash of approximately $453,576 is primarily due to the Company’s restructuring of Prolieve operations which reduced the company’s sales and marketing costs, along with the Company’s ability to cut general and administrative costs.

Net Cash Provided by/Used in Investing Activities

Net cash used in investing activities for the three months ended June 30, 2015 and 2014 was nil as there were no investing transactions in either period.

Net Cash Used in Financing Activities

Net cash increased by financing activities was $200,000 for the three months ended June 30, 2016, compared to $0 for the three months ended June 30, 2015 as the Company obtained a $200,000 loan from a lender during the three months ended June 30, 2016.

10.

Risk Factors

An investment in shares of our common stock (which we refer to as the “Shares”) involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this annual report under the sections entitled “Item 4. Information on the Company” before deciding whether to invest in our shares. The following is a summary of the risk factors that we believe are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause the price of our common stock to decline, and investors may lose all or part of their investment. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward-Looking Statements” at the beginning of Part I of this annual report. Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a history of significant losses and expect to continue such losses for the foreseeable future.

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $32,455,939 at June 30, 2016. In addition, our net loss for the quarter ended June 30, 2016 was $594,075. Such operating losses are the result of limited revenues from our Prolieve sales not being sufficient to offset the expenses associated with the Prolieve operation and other corporate expenses. We expect to continue to experience operating losses unless and until we generate significant revenue from Prolieve, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals. On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve Thermodilatation system business for the treatment of BPH and, since that time, we have assembled a sales and service team to market the Prolieve system. All of our current revenue is derived from sales of our single-use treatment catheters and treatments delivered through our mobile service. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products). In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval. Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

Our future is dependent upon our ability to obtain additional financing. If we do not obtain such financing, we may have to cease our operations and investors could lose their entire investment.

We have yet to operate profitably or generate positive cash flows from operations, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities.

Further, our capital requirements relating to the manufacturing and marketing of our products have been, and will continue to be, significant. We are dependent on the proceeds of future financing in order to continue in business and to develop and commercialize proposed products. There can be no assurance that we will be able to raise the additional capital resources necessary to permit us to pursue our business plan. Finally, the continued growth of our business may require additional funding from time to time to be used by us for general corporate purposes, such as acquisitions, investments, repayment of debt, capital expenditures, repurchase of capital  stock and additional purposes identified by the Company.

Accordingly, our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that any additional financing will be available to us. As additional capital is needed, we may not be able to obtain additional equity or debt financing. Even if financing is available, it may not be available on terms that are favorable or acceptable to us, or in sufficient amounts to satisfy our requirements. Any inability to obtain additional financing will likely have a material adverse effect on our business operations, and could result in the loss of your entire investment.

Our independent registered public accountants have expressed substantial doubt regarding our ability to continue as a going concern.

Our auditors have expressed their opinion that there is substantial doubt about the Company’s ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties. Our ability to continue as a going concern is dependent upon our ability to successfully raise adequate additional financing and our ability to successfully develop our sales and marketing programs and commence our planned operations. We cannot assure you that we will be able to obtain additional financing or achieve profitability in our operations. Our failure to obtain additional financing or achieve profitability in our operations could require the Company to liquidate our business interests, and could result in the loss of your entire investment.

Our failure to have a full-time Chief Financial Officer may negatively affect our business and operations.

Our Chief Financial Officer (or “CFO”) serves only on a part-time basis and may be subject to conflicts of interest. The CFO devotes most of his working time to other business endeavors, which may lead to conflicts of interest, including deciding how much time to devote to our affairs. The CFO position is critical to our operations, and our failure to fill this position on a full-time basis may negatively impact our business and operations. It may also lead to the late filing of financial reports and other required disclosures, or the filing of noncompliant financial reports and other required disclosures, which could have numerous consequences, including administrative proceedings by the Securities and Exchange Commission (the “SEC”), claims under Section 10 of the Exchange Act and, if our Shares become listed on a national exchange, cease trade orders or the de-listing of the Shares on such exchange. Further, having a part-time CFO has, and may continue to, negatively impact the effectiveness of our disclosure controls and our internal controls over financial reporting. No assurances can be given that our CFO will transition to a full-time basis, or that we will be able to identify or afford a full-time qualified candidate for this position.

We operate with de-centralized management, and may be unable to hire additional personnel to support, manage and control our operations.

Our CFO performs his functions for us on a part-time, non-exclusive basis, and resides in Toronto, Canada. In the past, the combination of not having our CFO at our headquarters and being understaffed have contributed to the late filing of financial reports in Canada. These late filings resulted in temporary cease trade orders being issued, and a multi-month suspension of trading of our shares on the Toronto Venture Exchange (the “TSXV”). Although the Company has hired a qualified outside accounting consultant to minimize this risk, we will continue to operate with less than optimal support, management and control of our operations. We cannot assure you that our efforts will effectively minimize such risks. If we continue to operate with de-centralized management and insufficient staffing, it may have a material adverse effect on our business.

The loss of certain of our key personnel, or any inability to attract and retain additional personnel, could negatively affect our business.

Our future success depends to a significant extent on the continued service of certain key employees who have been intimately involved with, and primarily responsible for, the invention, development and commercialization efforts for our technology and products. The loss of services of those key employees could adversely affect our business and our ability to implement our business plan.

Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel to assist us with product development, commercialization and other facets of our business plan. If we fail to hire and retain a sufficient number of qualified individuals to fully meet the needs of the business of the Company, it may have an adverse effect on our business and results of operations.

One of our shareholders owns a significant percentage of our Shares and could exert significant influence over matters requiring shareholder approval.

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock and exercisable warrants to purchase an additional 5,262,500 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 16.11% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,000 Shares. If Mr. Yam chooses to convert the note to Shares and to exercise all his warrants, he will effectively control 19.25% of our outstanding shares. As a result, Mr. Yam may have significant influence over our management, our decision- making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests. Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Our internal sales and marketing capability is limited and we may need to enter into alliances with others possessing such capabilities to commercialize our products internationally.

Currently our primary source of revenue is through the sales of disposable catheter treatment kits and mobile services in the U.S. Consequently, we are dependent upon our limited sales and marketing capability for the successful marketing of our Prolieve system. There can be no assurance that we will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our Prolieve system.

We intend to market our other products, if and when such products are approved for commercialization by the FDA or other regulatory authorities, either directly or through other strategic alliances and distribution arrangements with third parties. There can be no assurance that we will be able to enter into third-party marketing or distribution arrangements on advantageous terms or at all. To the extent that we do enter into such arrangements, we will be dependent on our marketing and distribution partners. In entering into third-party marketing or distribution arrangements, we expect to incur significant additional expense. There can be no assurance that, to the extent that we sell products directly or we enter into any commercialization arrangements with third parties, such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our products and services.

We do not manufacture the Prolieve system ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve system.

The Prolieve systems we currently have in inventory were manufactured by Sanmina Corporation for Boston Scientific Corporation prior to our acquisition of the Prolieve assets, and we do not currently have an agreement with Sanmina for the production of additional Prolieve systems. Accordingly, if our current inventory becomes insufficient to meet the business growth in both the U.S. and international markets, we will have to engage Sanmina Corporation, or another manufacturer, to produce such additional systems. Further, the proprietary disposable catheter kits used with the Prolieve system are manufactured by Lake Regional Medical Center (formerly Accellent Inc.) in its facility in Mexico. Due to the complexity of these catheter kits, as well as FDA standards applicable to manufacturers of such kits, the Company has not identified an alternative supplier for these catheter kits. If, for any reason, we are unable to obtain new Prolieve systems manufactured by Sanmina Corporation, or we are no longer able to purchase the catheter kits from Lake Regional Medical Center in sufficient amounts, on an as-needed basis and on acceptable terms, or if either manufacturer becomes unable or unwilling to continue to supply us with new Prolieve systems and disposable catheter kits, it would have a material adverse effect on our business and operations. There can be no assurance that we could find new manufacturers to fulfill our needs, that any such manufacturer would be FDA approved, or that such manufacturers would be willing to provide us with the required products under commercially acceptable terms. If we are unable to find additional manufacturers and suppliers and it results in a disruption to our business, there would be a material adverse effect on our business and results of operations.

The slow pace of our APA 1000 Breast Cancer System’s Phase III clinical trials could result in additional delays and increased costs of completing the trials in the future.

Our main focus at this time is attaining profitability for our Prolieve business. Accordingly, we have allocated most of our resources to this goal, compounding this with the lack of funding the progress of the pivotal Phase III clinical trials of our APA 1000 breast cancer treatment system has been very slow. We estimate that the Phase III clinical trials will cost approximately $7,500,000. We currently do not have the financing in place to accelerate and complete these trials. There can be no assurance that such financings will be available at all, or on terms favorable to us. Further, there can be no assurance as to when, or even if, we will succeed in making Prolieve profitable. Our inability to do so may make it more difficult for us to raise funds for the pivotal Phase III clinical trial of the APA 1000. In the event that we are able achieve profitable Prolieve operations, there can be no assurance that we will be able to generate enough funds from the Prolieve business to finance the pivotal Phase III clinical trial. Furthermore, we cannot predict the effect of the slow pace of the pivotal Phase III trial could have on the costs and other critical aspects of the Phase III clinical trial.  There is the risk that this uncertainty could negatively impact our business plans, and our ability to raise additional funds for further  development of our APA 1000 business.

We may not receive regulatory approval from the U.S. Food and Drug Administration (“FDA”) to market the APA 1000.

Drugs and medical devices in the United States are regulated by the FDA, which requires that new medicines and medical devices be demonstrated to be both safe and effective. This is accomplished by conducting staged clinical trials that are subject to the FDA’s review, analysis and approval. While the Phase I and Phase II clinical trials for APA 1000 have been completed, and we received approval from the FDA and Health Canada to begin the pivotal Phase III clinical trials, as of today, a very limited number of patients out of a planned 238 person trial in the pivotal Phase III clinical trial, have been treated with APA 1000. There can be no assurance that our Phase III clinical trial will be completed, and if it is completed, that it will demonstrate APA 1000’s safety and efficacy, and that we will subsequently receive the FDA’s approval for us to commence marketing. In the event that we complete the pivotal Phase III clinical trial and receive FDA approval to market APA 1000, there can be no assurance that APA 1000 will be adopted for use by the healthcare industry, and that this business will be profitable. If the APA 1000 is not adopted for use by the healthcare industry, or we are not able to become profitable, it would have a material adverse effect on our business and results of operations.

We may not succeed in developing a meaningful market share of the benign prostatic hyperplasia (“BPH”) treatment markets with Prolieve, and our Prolieve business may not become profitable.

The BPH market is highly competitive, and is presently dominated by large, international pharmaceutical companies that promote the use of proprietary drugs to treat this condition. These companies, which include, Eli Lilly, Glaxo Smith Kline, Merck & Co., and others, aggressively market their drugs to primary care physicians, and to consumers through television, print, digital and other media. Because the market for BPH treatment is large and growing, and the manufacturers of these medications have made substantial investments in their development and marketing, we expect them to vigorously defend their market positions. In addition, we face strong competition from surgical and other minimally invasive treatment modalities. Although we have received a PMA from the FDA for our Prolieve system for the treatment of BPH, we can offer no assurance that the Prolieve system will be accepted by the medical community widely. Because our financial, marketing and sales resources are much smaller than those of the pharmaceutical companies, we are at significant competitive disadvantage, which will make it difficult for us to substantially expand our Prolieve business. Our inability to expand our Prolieve business achieve profitability and capture significant market share of the BPH treatment  market will adversely affect us.

Recent health care reform laws in the U.S. could have a negative impact on our business.

Our business, financial condition, results of operations and cash flows could be significantly and adversely affected by recent healthcare reform legislation, including, most immediately, by the medical device excise tax that became effective on January 1, 2013. The Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010 (the “Healthcare Reform Acts”) were enacted into law in March 2010. As a company that operated in the United States, the Healthcare Reform Acts may materially impact our business and operations. Certain provisions of the Healthcare Reform Acts will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established. Accordingly, it is unclear what the full impact will be from the Healthcare Reform Acts.

However, beginning in January 2013, the Healthcare Reform Acts impose a 2.3% excise tax on sales of our Prolieve products in the United States. We expect the new tax will materially and adversely affect our business, cash flows and results of operations. The Healthcare Reform Acts also contain a number of Medicare provisions aimed at improving quality and decreasing costs. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the Healthcare Reform Acts include a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation.  However, any changes that lower reimbursement for our products or reduce medical procedure volumes could have a material adverse effect our business and results of operations.

Our APA 1000 system and future products utilizing the adaptive phased array technology depend on the license agreement with MIT, and our immunotherapy and gene therapy development and commercialization efforts utilizing the heat-activated gene technology depend on the license agreement with Duke University to permit us to use patented technologies.

Our success depends, in substantial part, on our ability to maintain our rights under license agreements that grant us the rights to use patented technologies. We have entered into a license agreement with MIT under which we have exclusive rights to commercialize medical treatment products and procedures based on MIT’s Adaptive Phased Array technology. The MIT license agreement contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet by certain deadlines. In October 2015, the Company entered into an exclusive  license agreement with Duke University regarding heat-activated  and  tumor-targeted  immunotherapy  and gene therapy. The license agreement with Duke University pertains to the patent rights  of  a  Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases. The Duke license agreement also contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet. If we breach these or other provisions of the license agreements, we could lose our ability to use the subject technologies  and it could have a material adverse effect on our business. Further, we cannot guarantee that any patent or other technology rights licensed to us by others will not be challenged or circumvented successfully by third parties, or that the rights granted will provide adequate protection. We are aware of published patent applications and issued patents belonging to others, and it is not clear whether any of these patents or applications, or other patent applications of which we may not have any knowledge, will require us to alter any of our potential products or processes, pay licensing fees to others or cease certain activities. Litigation, which could result in substantial costs, may also be necessary to enforce any patents issued to or licensed by us or to determine the scope and validity of others’ claimed proprietary rights. We also rely on trade secrets and confidential information that we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees, and consultants. We cannot guarantee that these agreements will not be breached, that, even if not breached, that they are adequate to protect our trade secrets, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to, or will not be discovered independently by, competitors.

We may not be able to protect the intellectual property that is integral to our business, or we may be subject to claims of intellectual property infringement by third parties, either of which could have a material adverse effect on our business.

Much of our potential success and value lies in our ownership and use of intellectual property. Our inability or failure to protect our intellectual property may negatively affect our business and value. Our ability to compete effectively is dependent in large part upon the maintenance and protection of the intellectual property we own and licenses from MIT. We will rely on patents, trademarks, trade secret and copyright law, as well as confidentiality procedures to establish and protect our intellectual property rights. It may be possible for a third party to copy or otherwise obtain and use the proprietary technology presently owned by or licensed to us without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

We may be subject to damaging and disruptive intellectual property litigation.

Although we are not currently aware that our products or services infringe any published patents or registered trademarks, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our business.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block us from providing its products and services in the United States and other jurisdictions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide products or services, any of which could harm our business.

Intellectual property rights are difficult to enforce in China, which could harm our business.

Chinese commercial law is relatively undeveloped compared with the commercial law in many of our other major markets and limited protection of intellectual property is available in China as a practical matter. We have formed a joint venture with Ideal Concepts Inc. to commercialize our products in the “Asia Pacific,” including China. Accordingly, any local design, manufacture, distribution or marketing of products that we undertake in China could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringers, which could have a material adverse effect on our business and results of operations.

Our business is subject to numerous and evolving state, federal and foreign regulations and we may not be able to secure the government approvals needed to develop and market our products.

Our research and development activities, pre-clinical tests and clinical trials, and ultimately the manufacturing, marketing and labeling of our products, are all subject to extensive regulation by the FDA and foreign regulatory agencies. Pre-clinical testing and clinical trial requirements and the regulatory approval process typically take years and require the expenditure of substantial resources. Further, additional government regulation may be established that could prevent or delay regulatory approval of our product candidates. Delays or rejections in obtaining regulatory approvals would adversely affect our ability to commercialize any product candidates and our ability to generate product revenues or royalties.

The FDA and foreign regulatory agencies require that the safety and efficacy of product candidates be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and efficacy of our product candidates to the satisfaction of the FDA and other foreign regulatory agencies, we will not receive the approvals necessary to market such product candidates.

Even if regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed. In addition, we are subject to inspections and regulations by the FDA. Medical devices must also continue to comply with the FDA’s Quality System Regulation, or QSR. Compliance with such regulations requires significant expenditures of time and effort to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

We are subject to the periodic inspection of our clinical trials, facilities, procedures and operations and/or the testing of our products by the FDA to determine whether our systems and processes are in compliance with FDA regulations. Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA inspectors believe may violate FDA regulations. FDA guidelines specify that a warning letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted product approvals. Although we have internal compliance programs, if these programs do not meet regulatory agency standards or if our compliance is deemed deficient in any significant way, it could have a material adverse effect on the Company.

We are also subject to record keeping and reporting regulations, including FDA’s mandatory Medical Device Reporting, or MDR, regulation. Labeling and promotional activities are regulated by the FDA and, in certain instances, by the Federal Trade Commission.

Many states in which we do or in the future may do business or in which our products may be sold impose licensing, labeling or certification requirements that are in addition to those imposed by the FDA. There can be no assurance that one or more states will not impose regulations or requirements that have a material adverse effect on our ability to sell our products.

In many of the foreign countries in which we may do business or in which our products may be sold, we will be subject to regulation by national governments and supranational agencies as well as by local agencies affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. There can be no assurance that one or more countries or agencies will not impose regulations or requirements that could have a material adverse effect on our ability to sell our products.

Failure to comply with applicable regulatory requirements, can result in, among other things, warning letters, fines, injunctions and other equitable remedies, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of the Company and its employees, all of which would have a material adverse effect on our business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Our business operations in countries outside the United States, for example through our Chinese joint venture, may be subject to anti-corruption laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

The success of our products may be harmed if the government, private health insurers and other third- party payors do not provide sufficient coverage or reimbursement.

Our current and future revenues are subject to uncertainties regarding health care reimbursement and reform. Our ability to commercialize our new cancer treatment system successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors. The reimbursement status of newly approved medical products is subject to significant uncertainty. We cannot guarantee that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for us to realize an appropriate return on our investment in developing new therapies. Government, private health insurers, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA. Accordingly, even if coverage and reimbursement are provided by government, private health insurers, and third-party payors for uses of our products, market acceptance of these products would be adversely affected if the reimbursement available proves to be unprofitable for health care providers. We may be unable to sell our products on a profitable basis if third-party payers deny coverage, or provide low reimbursement rates.

Our products may not achieve sufficient acceptance by the medical community to sustain our business.

Although we have received a PMA from the FDA for our Prolieve system for the treatment of BPH, we can offer no assurance that the Prolieve system will be accepted by the medical community widely. Our breast cancer treatment development project using the APA technology is currently in Phase III clinical trials. It may prove not to be effective in practice. If testing and clinical practice do not confirm the safety and efficacy of our systems or, even if further testing and practice produce positive results but the medical community does not view these new forms of treatment as effective and desirable, our efforts to market our new products may fail, with material adverse consequences to our business.

We face intense competition and the failure to compete effectively could adversely affect our ability to develop and market our products.

There are many companies and other institutions engaged in research and development of various technologies, both for prostate disease and cancer treatment products that seek treatment outcomes similar to those that we are pursuing. We believe that the level of interest by others in investigating the potential of possible competitive treatments and alternative technologies will continue and may increase. Potential competitors engaged in all areas of BPH and cancer treatment research in the United States and other countries include, among others, major pharmaceutical, specialized technology companies, and universities and other research institutions. Most of our competitors and potential competitors have substantially greater financial, technical, human and other resources, and may also have far greater experience, than do we, both in pre-clinical testing and human clinical trials of new products and in obtaining FDA and other regulatory approvals. One or more of these companies or institutions could succeed in developing products or other technologies that are more effective than the products and technologies that we have been or are developing, or which would render our technology and products obsolete and non-competitive. Furthermore, if we are permitted to commence commercial sales of any of our products, we will also be competing, with respect to manufacturing efficiency and marketing, with companies having substantially greater resources and experience in these areas.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage and the value of our assets.

We currently carry product liability insurance in the amount of $5,000,000, which may be inadequate to satisfy liabilities we may incur. Any claim brought against us, regardless of its merit, could result in the increase of our product liability insurance rates or our inability to obtain future coverage on acceptable terms, or at all. In addition, if our product liability coverage is inadequate to pay a damage award, we would have to pay any shortfall out of our assets, which may be insufficient, or by securing additional funds, of which there can be no assurance. Even a meritless or unsuccessful product liability claim made against us could harm our reputation, cause us to incur significant legal fees and result in the diversion of management’s attention from managing our business. Any of these occurrences or events would have a material adverse effect on our business.

Our Relationship with Ideal Concepts Inc. could cause us to effectively transfer rights to our technology in major markets in Asia, and to lose rights to sell and market our products in Asia.

In 2013 we formed a joint venture agreement with Ideal Concept Inc. to form Medifocus Holdings LLC. Medifocus Holdings LLC is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products. Our right to receive royalties from the sale of products by Medifocus Holdings LLC will prove to be worthless if there are no sales. Pursuant to the terms of our joint venture agreement, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out in March 2016.

We could have disagreements with Ideal Concepts Inc. over the territory covered by the joint venture, and over other key aspects of the joint venture.

The territory covered by the joint venture is described as “Asia Pacific”, which is not defined in the agreement. In addition, other important aspects, terms and conditions of the joint venture are absent or unclear in the agreement establishing the joint venture. Accordingly, we could have disagreements with Ideal Concepts Inc. over rights and responsibilities of Ideal Concepts Inc. and us, as well as on other issues. If not resolved, these issues could have adverse consequences on the joint venture, make it difficult or impossible to sell products, result in litigation and cause us to incur substantial liabilities.

Damage to our reputation, for whatever reason, could have a material adverse effect on our business.

Our ability to market and sell Prolieve, APA 1000 and new products in major world markets, including the United States, could be adversely affected in the future by negative publicity resulting from, among others, the joint venture, adverse regulatory decisions by international bodies related to our products, controversy surrounding our products and the businesses activities of the joint venture, litigation arising from the joint venture and use of products,  over which we will have very little, if any, control.

We have elected to use the extended transition period for complying with new or revised accounting standards.

Pursuant to Section 107(b) of the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company.” This election will permit, but not require, us to delay the adoption of new or revised accounting standards that will have different effective dates for public and private companies until those standards apply to private companies. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates.

Our Shares are deemed to be “Penny Stocks,” which means that there are significant restrictions on stockbrokers and dealers recommending our Shares for purchase.

Our common stock is considered to be a “penny stock” pursuant to the rules promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, our securities are subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in the sale of shares of penny stock to persons other than established customers or “accredited investors” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)). Under such rules, a broker-dealer must, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from the penny stock rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to the penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our securities, and limit the current investors’ ability to sell their shares of our common stock.

We may never pay dividends.

We have never declared or paid any dividends on our Shares since our inception. We do not intend to pay cash dividends on our Shares for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business. The payment of cash dividends, if any, on the Shares will rest solely within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors.  We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon our Shares.

Shareholders may suffer dilution of the value of their Shares by our issuance of additional Shares in the future.

As of June 30, 2016, we have outstanding debt, warrants and options that are convertible or exchangeable into 63,272,050 Shares. Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, in order to raise funds and for other purposes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

Future sales of Shares, securities convertible into Shares, and other securities may negatively affect our stock price.

Future sales of Shares and/or other securities that are convertible into Shares could have a significant negative effect on the market price of our Shares, and the number of Shares outstanding could increase substantially. This increase, in turn, could dilute future earnings per share. Dilution and the availability of a large amount of securities for sale, and the possibility of additional issuances and sales of Shares or other classes of securities may negatively affect both the trading price and liquidity of our Shares.

The market for our Shares is, and may continue to be, limited and highly volatile, which may generally affect any future price of our Shares.

The lack of an orderly market for our common stock may negatively affect the volume of trading and market price for our common stock.

Historically, the volume of trades for our Shares has been limited. Moreover, the prices at which our Shares have traded have fluctuated widely on a percentage basis. There can be no assurance as to the prices at which our Shares will trade in the future, although they may continue to fluctuate significantly. Prices for our Shares will be determined in the marketplace and may be influenced by many factors, including, without limitation, the following:

a.

the depth and liquidity of the markets for our Shares;

b.

investor perception of the Company and the industry in which we participate;

c.

general economic and market conditions;

d.

statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past;

e.

quarterly variations in our results of operations;

f.

general market conditions or market conditions specific to technology industries; and

g.

domestic and international macroeconomic factors.

An active trading market for the Shares may not exist in the future. Even if a market for our Shares continues to exist, investors may not be able to resell their Shares at or above the purchase price for which such investors purchased such Shares.

In addition, the stock market has recently experienced extreme price and volume fluctuations. These fluctuations are often unrelated to the operating performance of the specific companies. As a result of the factors identified above, a stockholder (due to personal circumstances) may be required to sell its Shares at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

11.

Critical Accounting Policies

A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and that requires management’s most difficult, subjective or complex judgments. Such judgments are often the result of a need to make estimates about the effect of matters that are inherently uncertain. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

A summary of our critical accounting policies, including those that require the use of significant estimates and judgment, follows. A more comprehensive description of all of our significant accounting policies is contained in Note 1 to our unaudited consolidated interim financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. In the accompanying unaudited consolidated interim financial statements, estimates are used for, but not limited to, stock-based compensation, allowance for doubtful accounts, accruals for estimated product returns, allowance for inventory obsolescence, allowances for contingencies, value of contingent consideration, deferred taxes and valuation allowance, and the depreciable lives of tangible and intangible assets. Actual results could differ from those estimates.

Revenue Recognition

The Company sells products that are used in the treatment of Benign Prostate Hyperplasia. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve consoles and catheters upon shipment delivery to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals. We record a provision for estimated returns in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters. Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations. The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Research and Development Expenses

Research and development costs are expensed as incurred.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved. The changes in fair value are recognized in earnings.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Current Accounting Pronouncements

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for the Company beginning April 1, 2016 and has been applied retrospectively, wherein the balance sheet as of June 30, 2016 and March 31, 2016 is adjusted to reflect the period-specific effects of applying the amended guidance. The Company included $42,800 and $91,698 of debt issuance costs recorded in the Unaudited Condensed Interim Consolidated Statements of Financial Position that have been presented as a direct deduction from the debt liability of the convertible notes payable discussed in Note 6. The adoption of the amended guidance did not have an impact on the Company's Unaudited Condensed Interim Consolidated Statements of Operations.

12.

Financial Instruments

Fair Value Measurements

The Company’s unaudited condensed interim consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to

$2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Interest Rate Risk

Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market interest rates would have a significant impact on their realized value. The interest rates on our various outstanding debt instruments, including promissory and convertible notes, are fixed. Because of the fixed rates, a change in market interest rates would not have a material impact on interest expense associated with the debt.

Exchange Rate Risk

The Company’s reporting currency is the U.S. dollar and, accordingly, the Company reports its financial results in U.S. dollars.  The Company’s functional currency and that of its wholly owned subsidiary is the

U.S. dollar. Therefore, because certain financial transactions are denominated in Canadian dollars, we report those transactions in U.S. dollars using prevailing exchange rates at the time of the transaction. Transaction gains and losses on the settlement of these transactions, and on outstanding receivables and payables that are denominated in Canadian dollars, are included in the determination of our net loss.

Equity Price Risk

Historically, the Company has issued equity securities, and equity-linked securities such convertible debt, stock purchase warrants and stock options, to investors, employees and vendors. Equity and equity-linked securities are initially recorded in our financial statements at their fair values, and depending on the nature of the security may require periodic re-measurement at fair value. Changes in the market price of our common stock can have an impact on the value of the securities issued which could have a direct impact on those fair values, earnings, and cash flow.

13.

Summary of Quarterly Results

The following table sets forth, for the quarters indicated, information relating to the Company’s revenue, net loss and loss per common shares.

	Revenues	Net Loss	Basic and Diluted EPS
September 30, 2014	641,697	(2,044,214)	(0.02)
December 31, 2014	895,973	(1,296,750)	(0.01)
March 31, 2015	1,032,320	(1,087,335)	(0.01)
June 30, 2015	1,125,010	(1,028,069)	(0.01)
September 30, 2015	1,221,856	(1,298,178)	(0.01)
December 31, 2015	1,136,755	(1,379,041)	(0.01)
March 31, 2016	1,136,815	(1,208,261)	(0.01)
June 30, 2016	1,186,855	(594,075)	(0.00)

For further quarterly financial information, please refer to the Company’s unaudited condensed interim consolidated financial statements that have been filed on SEDAR.com

14.

Transactions with Related Parties

The management team and directors, along with their remuneration for the three months ended June 30, 2016 is presented below:

Individual	Position	Cash	Options	Shares	Total
Grant B. Walsh	Director	$ 5,000			$ 5,000
Dr. Augustine Y. Cheung	CEO	$37,500			$37,500
Joseph S. C. Chan	Director	$ 5,000			$ 5,000
Dr. Augustine P. Y. Chow	Director	$ 5,000			$ 5,000
Raymond Tong	Director	$ 5,000			$ 5,000
Mirsad Jakubovic	CFO	$18,750			$18,750

15.

Commitments

On January 16, 2006 Celsion purchased from Celsion Corporation (USA) all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed US $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

Future minimum payments under operating leases for office space and vehicles are as follows:

2017	$226,960
2018	$134,945

16.

Contingencies

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

17.

Other MD&A Disclosure

Outstanding Share Data as of August 29, 2016

	Number or Principal Amount Outstanding	Maximum Number of Common Shares Issuable, if Convertible, Exercisable or Exchangeable
Common Shares	184,984,215	N/A
Stock Options	10,100,000	10,100,000
Convertible debenture	22,160,000	22,160,000
Warrants outstanding	31,012,050	31,012,050
Maximum common shares outstanding		248,256,265

18.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or reasonably likely to have, a current or future effect upon the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

19.

Proposed transactions

The Company has not entered into any significant transaction, nor is it currently reviewing any such transaction, which requires board approval, shareholder approval or regulatory approval that has not been discussed within this MD&A.

20.

Current Accounting Pronouncements Not Effective

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the taxpaying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017. The guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements.

21.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on such evaluation, we have concluded that, as of such date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, as appropriate, to allow timely discussions regarding required disclosure.

22.

Internal controls over Financial Reporting

Our management has evaluated, with the participation of our Chief Executive Officer, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the three months ended June 30, 2016. In connection with such evaluation, there have been no changes to our internal control over financial reporting that occurred during the three months ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

23.

Approvals

The Directors of the Company have approved the disclosure contained in this MD&A and a copy will be provided to anyone who requests it.

Condensed Interim Consolidated Financial Statements

Medifocus Inc.

For the three months ended June 30, 2016 and June 30, 2015

Management's Responsibility for the Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of Medifocus Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the date of the reporting period. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Dr. Augustine Cheung"

"Mirsad Jakubovic"

Dr. Augustine Cheung

Mirsad Jakubovic

Chief Executive Officer

Chief Financial Officer

Notice of no Auditor Review of Interim Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in U.S. dollars)

	June 30, 2016	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$ 191,884	$ 113,946
Accounts receivable, net	615,867	660,637
Inventory, net	146,435	62,554
Other assets	6,697	14,214
Total Current Assets	960,883	851,351
Property and equipment, net	473,573	510,141
Deposits	271,330	271,330
Intangible assets, net	1,458,567	1,520,120
Total Assets	$ 3,164,353	$ 3,152,942
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$ 823,852	$ 864,022
Accrued expenses	826,293	797,141
Accrued interest payable	1,247,024	1,082,502
Promissory notes payable	476,380	274,890
Payable to Boston Scientific Corporation	1,376,680	1,257,995
Contingent consideration, current portion	478,577	461,211
Convertible notes payable (net of discount and deferred fees)	5,152,080	4,939,138
Total Current Liabilities	10,380,886	9,676,899
Contingent consideration	199,241	297,742
Total liabilities	10,580,127	9,974,641
Commitments and contingencies (Note 8)
Stockholders' deficit:
Common stock (no par value, unlimited shares authorized,
184,984,215 shares issued and outstanding as of June 30,
2016 and March 31, 2016, respectively.	14,295,388	14,295,388
Additional paid-in capital	10,744,777	10,744,777
Accumulated deficit	(32,455,939)	(31,861,864)
Total Stockholders' Deficit	(7,415,774)	(6,821,699)
Total Liabilities and Stockholders' Deficit	$ 3,164,353	$ 3,152,942

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollars)

	Three months ended June 30,
	2016	2015
Sales
Products	$ 415,519	$ 327,088
Services	771,336	797,922
Total Sales	1,186,855	1,125,010
Costs of Sales
Products	197,076	175,893
Services	518,673	654,818
Total Costs of Sales	715,749	830,711
Gross Profit	471,106	294,299
Operating Expenses
Research and development	98,458	82,643
Sales and marketing	14,728	253,367
General and administrative	530,027	594,997
Total Operating Expenses	643,213	931,007
Loss from Operations	(172,107)	(636,708)
Other Income (Expense)
Interest and discount accretion	(378,757)	(341,255)
Loss from change in fair value of contingent consideration	(37,550)	(37,148)
Foreign exchange gain (loss)	(5,661)	(12,958)
Total Other Income (Expense)	(421,968)	(391,361)
Net Loss	$ (594,075)	$ (1,028,069)
Net Loss per share basic and diluted	$ (0.00)	$ (0.01)
Weighted average common shares outstanding - basic and diluted	184,984,215	148,407,505

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Three months ended June 30,
	2016	2015
Net Loss	$ (594,075)	$ (1,028,069)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	98,121	90,068
Accretion of deferred financing costs and debt discount	212,942	190,635
Loss on change in fair value of contingent consideration	37,550	37,148
Provisions for bad debts and warranties	4,174	17,821
Changes in operating assets and liabilities
Decrease in accounts receivable	40,596	67,321
(Increase) in inventory	(83,881)	(57,924)
Decrease (increase) in other current assets	7,517	(2,749)
(Increase) in deposits	-	(50,000)
(Decrease) increase in accounts payable	(40,170)	24,942
Increase (decrease) in accrued expenses	26,126	(6,336)
Increase in accrued interest	164,522	136,989
Net cash used in operating activities	(126,578)	(580,154)
FINANCING ACTIVITIES:
Proceeds from notes payable	200,000	-
Net cash provided by financing activities	200,000	-
Effect of exchange rate changes on cash and cash equivalents	4,516	12,283
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	77,938	(567,871)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	113,946	1,312,479
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 191,884	$ 744,608
Cash paid for interest	$ 2,828	$ -
NON CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common shares issuable	$ -	$ 1,561,000

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in U.S. dollars)

	Common Stock	Common Stock	Common Stock	Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Issuable	Capital	Deficit	Deficit
Balance at March 31, 2015	127,542,120	$ 12,782,563	$ 1,561,000	$ 9,659,740	$ (26,900,315)	$ (2,897,012)
Issuance of common shares issuable	38,750,000	1,561,000	(1,561,000)	-	-	-
Net loss	-	-	-	-	(1,028,069)	(1,028,069)
Balance at June 30, 2015	166,292,120	$ 14,343,563	-	$ 9,659,740	$ (27,928,384)	$ (3,925,081)
Balance at March 31, 2016	184,984,215	$ 14,295,388	$ -	$ 10,744,777	$ (31,861,864)	$ (6,821,699)
Net loss	-	-	-	-	(594,075)	(594,075)
Balance at June 30, 2016	184,984,215	$ 14,295,388	$ -	$ 10,744,777	$ (32,455,939)	$ (7,415,774)

MEDIFOCUS, INC.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

1.

BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Current Financial Condition

Medifocus Inc. (the “Company” or “Medifocus”) was incorporated under the Business Corporations Act (Ontario) on April 25, 2005. Medifocus develops and commercializes minimally invasive focused heat systems for the treatment of cancerous and benign tumors, and enlarged prostate, medically known as Benign Prostate Hyperplasia (“BPH”).

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

•

The Endo-thermotherapy Platform-from which Prolieve was developed, can potentially be used to treat cancers in prostate, rectal, cervical and esophageal, and

•

The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue. The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

•

In addition to the two focused heat technology platforms, the Company entered into an exclusive license agreement with Duke University regarding Heat-Activated  and Tumor-Targeted Immunotherapy and   Gene  Therapy.  The exclusive license agreement pertains to the Patent Rights of a Duke invention for the  development  of  heat-activated  and  tumor- targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205- 40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of August 29, 2016. Based on the following, management believes that it is probable that management will be unable to meets obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development, financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its Prolieve sales and marketing activities and new product development efforts. Due to continued substantial operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional external funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The unaudited condensed interim consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed interim consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the three month periods ended June 30, 2016 and 2015.

Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar. The Company operates in a single business segment, focused heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers. Substantially all of the Company’s revenue is generated, and assets are located, in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, warrant relative fair value calculation, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Credit Concentration

The Company’s customers are primarily physicians and physician organizations in the U.S. For the three month periods ended June 30, 2016 and 2015 no individual customer represented more than 10% of revenues.

Vendor Concentration and Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available. The Company maintains a deposit of $221,330 with its vendor. The company maintains an additional deposit of $50,000 with a separate vendor to perform work for the company at a later unspecified date.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $37,551 and $37,148 for the three month periods ended June 30, 2016 and 2015, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying unaudited condensed interim consolidated statements of operations. See note 2.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Fair Value of Financial Instruments

The carrying amounts of financial instruments classified as current assets or liabilities, including accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. All interest bearing and non-interest bearing accounts are guaranteed by the FDIC up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Accounts Receivable

The Company extends credit to customers on an unsecured basis and payment terms are typically 30 days from delivery or service. The Company’s receivables are primarily related to Prolieve products and services. Management uses the aging account method to assess the company’s allowance for doubtful accounts. The aging account method uses the number of days outstanding for the underlying invoices that have been past due. Receivables are written off when it is determined that the underlying invoices are uncollectible.

The Company maintained an allowance for doubtful accounts of $82,091 and $77,917 as of June 30, 2016 and March 31, 2016, respectively. Accounts receivable consisted of the following as of June 30, 2016 and March 31, 2016:

	June 30, 2016	March 31, 2016
Accounts receivable	$ 697,958	$ 738,554
Allowance for doubtful accounts	(82,091)	(77,917)
	$ 615,867	$ 660,637

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters. Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations. The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.

Inventory is relieved using the first-in, first-out method and consists of the following at June 30, 2016 and March 31, 2016.

	June 30, 2016	March 31, 2016
Current inventory - Catheters	$ 146,435	$ 62,554

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets, ranging from three to seven years, using the straight-line method. Major renewals and improvements are capitalized and ordinary repairs and maintenance are expensed as incurred.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2018. The changes in fair value are recognized in earnings. The contingent consideration obligation outstanding totaled $677,818 and $758,953 as of June 30, 2016 and March 31, 2016, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Revenue Recognition

The Company sells products and provides services which are used in the treatment of BPH. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve consoles and catheters upon shipment to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of any estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company’s estimate for returns is based upon its historical experience with actual returns, however such returns have historically been limited. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals, if any. We record a provision for estimated returns in the same period as the related revenue is recorded.

Costs of Sales—Products

Costs of goods sold primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our intellectual property, warranty costs, warehousing costs, freight and handling charges. Warehousing costs include payroll and benefit costs.

Costs of Sales—Services

Costs of services consist primarily of the costs to provide mobile services to our patients, including catheter cost, amortization expense of our intellectual property, depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $38,000 as of June 30, 2016 and March 31, 2016.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in results of operations in the period that the tax rate change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position taken would be sustained in a tax examination, presuming that a tax examination will occur. The Company recognizes interest and/or penalties related to income tax matters in the income tax expense category.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled $10,239 and $12,977 for the three month period ended June 30, 2016 and 2015, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 10,100,000 and 8,255,000 and outstanding stock purchase warrants of 31,012,050 and 102,828,105 to purchase commons shares for the three month periods ended June 30, 2016 and 2015, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares. Additionally, for the three month periods ended June 30, 2016 and 2015, convertible promissory notes convertible into 22,160,000 shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Newly Adopted Accounting Pronouncements

ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), is discussed above in the Going Concern note disclosure.

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for the Company beginning April 1, 2016 and has been applied retrospectively, wherein the balance sheet as of June 30, 2016 and March 31, 2016 is adjusted to reflect the period-specific effects of applying the amended guidance. The Company included $42,800 and $91,698 of debt issuance costs recorded in the Unaudited Condensed Interim Consolidated Statements of Financial Position that have been presented as a direct deduction from the debt liability of the convertible notes payable discussed in Note 6. The adoption of the amended guidance did not have an impact on the Company's Unaudited Condensed Interim Consolidated Statements of Operations.

Recent Accounting Pronouncements

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. See also recent accounting pronouncements ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12 for amendments to the guidance. We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period amendments require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. Guidance in Topic 718 as it relates to awards with performance conditions that affect vesting should be applied to account for such awards. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. As indicated in the definition of vest, the stated vesting period (which includes the period in which the performance target could be achieved) may differ from the requisite service period. The amendments of ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. The adoption of the amended guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the tax paying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017. The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-02, Leases (Topic 842), On February 25, 2016, the FASB issued a new standard which requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. The new guidance will require the asset and liability to be initially measured at the present value of the lease payments in the statement of financial position. The new guidance will also require the company to recognize interest expense on the lease liability separately from the amortization of the right-use-asset for finance leases and recognize a single lease cost allocated on a straight-line basis over the lease term for operating leases, in the statement of comprehensive income. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early application permitted. The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The areas of simplification in the update involve several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows, however, some of the areas for simplification apply only to nonpublic entities. This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period, however, certain requirements apply to the early adoption. The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Emerging Growth Company Status

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act, as amended by the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies. Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies. We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our unaudited condensed interim consolidated financial statements as of June 30, 2016 reflect the adoption of all required accounting standards for public companies.

2.

BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the  Prolieve  Thermodilatation System (“Prolieve”), a FDA approved device  for the  treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the  Prolieve  Thermodilatation System (“Prolieve”), a FDA approved device  for the  treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$ 2,535,610
Fair value of contingent consideration	$ 1,126,505
Total consideration	$ 3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of June 30, 2016, $1,376,680 of royalties is due to BSC of which $1,257,995 is past due.

The activity of the contingent consideration obligation for the years ending March 31, 2016, 2015 and 2014 and the allocation is as follows:

Activity is as follows:	Non-Contingent	Contingent	Total
Balance at April 1, 2015	$ 831,632	$ 1,031,179	$ 1,862,811
Less: payments	-	-	-
Change in fair market value	85,370	(48,222)	37,148

Balance at June 30, 2015	$ 917,002	$ 982,957	$ 1,899,959

Balance at April 1, 2016	$ 1,257,995	$ 758,953	$ 2,016,948
Less: payments	-	-	-
Change in fair market value	118,685	(81,135)	37,550
Balance at June 30, 2016	$ 1,376,680	$ 677,818	$ 2,054,298

Allocated as follows:
Payable to Boston Scientific Corp.	$ 1,376,680	$ -	$ 1,376,680
Contingent consideration - current	$ -	$ 478,577	$ 478,577
Contingent consideration - non current	$ -	$ 199,241	$ 199,241

3.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30, 2016 and March 31, 2016:

	June 30, 2016	March 31, 2016
Machinery and equipment (5-7 year life)	$ 75,982	$ 75,982
Mobile consoles (7 year life)	834,094	834,094
Furniture and fixtures (3-5 year life)	20,000	20,000
	930,076	930,076
Accumulated depreciation	(456,503)	(419,935)
Total	$ 473,573	$ 510,141

Depreciation expense was approximately $37,000 and $28,000 for the three month periods ended September 30, 2016 and 2015 and approximately $73,000 and $57,000 for the six month periods ended September 30, 2016 and 2015, respectively.

4.

INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. These assets are being amortized on a straight-line basis over ten years; amortization expense was $61,553 for each of the three month periods ended June 30, 2016 and 2015.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2017	$ 246,212
2018	246,212
2019	246,212
2020	246,212
2021	246,212
Sub-total	1,231,060
2021 and thereafter	227,507
Total	$ 1,458,567

5.

DEBT

In fiscal year 2013, the Company raised bridge financing of approximately U.S. $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense. As of March 31, 2016, the note remains in default and due in full. The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $616,000 and $576,000 as of June 30, 2016 and  March 31, 2016, respectively. Interest expense of approximately $36,000 and $28,000 was recognized on the promissory note and accrued interest for the three month period ended June 30, 2016 and 2015, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The notes are convertible into 22,160,000 shares of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016 and March 7, 2017. The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and are considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which are amortized using the effective interest method through December 18, 2016. The Company has accrued interest of $904,587 owing to holders of the convertible debentures as of March 31, 2016, of which $778,222 is past due, and is in a technical default of the terms of the debentures. In August 2016, the Company received payment demands for $90,000 principal plus unpaid interest from several holders of the convertible debentures.

In connection with the convertible notes, the Company recognized interest expense of $126,364 and $118,366 for the three month periods ended June 30, 2016 and 2015 and accretion expense of $212,942 and $118,366 for the three month periods ended June 30, 2016 and 2015, respectively.

During the three months ended June 30, 2016, the company entered into loan agreement in the amount of $200,000. The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount is November 30, 2016 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date. The Company recognized $2,958 in interest expense for the three month period ended June 30, 2016. Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system.

6.

EQUITY AND STOCK-BASED COMPENSATION

Common Stock

Authorized share capital consists of unlimited common shares with no par value.

On December 14, 2015, the Company completed a private placement of 15,500,000 units at a price of USD $0.05 per unit raising gross proceeds of $775,000 (net proceeds of $713,000). Each unit consisted of one common share and 0.5 common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of USD $0.10 until December 14, 2017. Management determined the warrants to have a fair value of $0.015 per warrant and accordingly, $176,169 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	0.58% to 0.97%
Expected life in years	2 - 3 years
Expected volatility	98.96 to 146.6%

The Company uses the contract life as its expected life in years. Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Common stock issuable

Prior to March 31, 2015, the company received funds for common shares in the amount of $1,561,000 (net of fees) as part of a future private placement occurring on May 12, 2015. All shares were issued during the three months ended June 30, 2015. There were no stock issuable transactions during the three months ended June 30, 2016.

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of June 30, 2016 and March 31, 2016 as follows:

			June 30, 2016	March 31, 2016
Year of issue	Exercise Price	Expiration	Underlying Shares	Underlying Shares
2013	$ 0.20	6/8/2016	-	18,367,263
2013	$ 0.20	6/21/2016	-	22,200,000
2014	$ 0.30	12/18/2016	8,336,400	8,336,400
2014	$ 0.30	3/7/2017	4,644,400	4,644,400
2015	$ 0.25	9/15/2017	10,281,250	10,281,250
2016	$ 0.10	12/14/2017	7,750,000	7,750,000
			31,012,050	71,579,313

Stock Options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited 10% of issued shares.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The

Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures. There was no stock-based compensation cost incurred by the Company for the three month periods ended June 30, 2016 and 2015. A summary of the Plan for the three month period ended June 30, 2016 are presented below:

	Option Shares	Weighted average exercise price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	#	$	(years)	$
Outstanding, April 1, 2016	10,100,000	0.06	4.75 years	-
Granted	-	-
Exercised	-	-
Cancelled/Expired	-	-

Outstanding, June 30, 2016	10,100,000	0.06	4.50 years	-

Exercisable, June 30, 2016	10,100,000

7.

INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the three months ending June 30, 2016 and 2015.

Deferred income taxes reflect the net tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes. The Company’s deferred income tax assets consist principally of carryforward losses which are offset by a full valuation allowance.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, the Company has determined that a full valuation allowance as of June 30, 2016 and March 31, 2016.

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of June 30, 2016.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

As a Canadian domiciled company, the Company has never filed a tax return in the United States. U.S. federal tax legislation was enacted in 2004 to address perceived U.S. tax concerns in “corporate inversion” transactions. A “corporate inversion” generally occurs when a non-U.S. Company acquires “substantially all” of the equity interests in, or the assets of, a U.S. Company or partnership, if, after the acquisition, former equity holders of the U.S. Company or partnership own a specified level of stock in the non-U.S. Company. The tax consequences of these rules depend upon the percentage identity of stock ownership that results. Generally, in “80 percent identity” transactions (i.e., former equity holders of the U.S. Company owns 80% or more of the equity of the non-U.S. acquiring entity, excluding certain equity interests), the tax benefits of the inversion are limited by treating the non-U.S. acquiring entity as a domestic entity for U.S. tax purposes. In “60-80 percent identity” transactions, the benefits of the inversion are limited by barring certain corporate-level “toll charges” from being offset by certain tax attributes of the U.S. Company (e.g., loss carry- forwards), and imposing excise taxes on certain stock-based compensation held by “insiders” of the U.S. Company. Management is of the view that a corporate inversion has resulted from the reverse takeover transaction it completed in fiscal 2009; however, it has not yet determined whether the Company is subject to the “80 percent” or the “60-80 percent” identity with respect to the transactions undertaken in the fiscal 2009 year since the interpretation of which categories of stock ownership are to be considered under the inversion rules is not yet settled. The Company has not filed income tax returns in Canada or United States since 2009.

8.

COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company's wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) ["Celsion"]all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

Future minimum payments under operating leases for office space and vehicles as of June 30, 2016 are as follows:

2017	$ 226,960
2018	$ 134,945

The Company recognized total rent expense of $58,844 and $49,764 for the three month period ended June 30, 2016 and 2015, respectively.

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dr. Augustine Y. Cheung, President and Chief Executive Officer of Medifocus Inc. certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Medifocus Inc. (the “issuer”) for the interim period ended June 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

August 29, 2016

/S/ Augustine Cheung
Name: Dr. Augustine Y. Cheung
Title: President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mirsad Jakubovic, Chief Financial Officer of Medifocus Inc., certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Medifocus Inc. (the “issuer”) for the interim period ended June 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2016.

(signed) "Mirsad Jakubovic"
Name: Mirsad Jakubovic
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

MEDIFOCUS INC.

FORM 51-102FI

Management Discussion and Analysis

for the three and six months ended September 30, 2016

November 29, 2016

1.

Introduction

The following sets out the Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for the three and six months ended September 30, 2016 of Medifocus Inc. (the “Company”, “Medifocus” or "we"). The MD&A is dated November 29, 2016 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three and six months ended September 30, 2016 and 2015.  All dollar amounts are presented in United States dollars unless otherwise noted. The functional currency of the Company and its subsidiary is the United States dollar, and the presentation currency is the United States dollar. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Forward-Looking Statements

This management’s discussion and analysis may contain statements that are “Forward-looking Statements”. These include statements about the Company’s expectations, beliefs, plans, objectives and assumptions about future events or performance. These statements are often, but not always, made through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”. “anticipate”, “believes”, “estimate”, “intend”, “plan”, “would”, and “outlook” or statements to the effect that actions, events or results “will”, “may”, “should” or “would” be taken, occur or be achieved. Forward-looking statements are not historical facts, and are subject to a number of risks and uncertainties beyond the Company’s control. Accordingly, the Company’s actual results could differ materially from those suggested by these forward-looking statements for various reasons discussed throughout this analysis. Forward-looking statements are made on the basis of the beliefs, opinions, and estimates of the Company’s management on the date the statements are made and, other than in compliance with applicable securities laws, the Company does not undertake any obligation to update forward-looking statements if the circumstances or management’s beliefs, opinions or estimates should change. Readers should not place undue reliance on forward-looking statements.

2.

Reporting currency

Effective April 1, 2014, the Company changed is reporting and functional currency from the Canadian dollar to the U.S. dollar in anticipation of filing its financial statements with the U.S. Securities and Exchange Commission.

3.

Overview of Financial Performance

The Company recognized revenues of $2,126,964 for the six months ended September 30, 2016. This is a decrease of $134,406 compared to the same six month period of 2015, a decrease of 6%. During FY 2016, the Company continued to evaluate its Prolieve sales and cost structure. Although sales had stabilized since cost cutting measures were implemented in August 2014, and loss from operation was reduced significantly from $4,087,985 for the fiscal year ended March 31, 2015 to $3,216,805 for the fiscal year ended March 31, 2016, management found that further improvements were required. The Company introduced new measures to improve Prolieve’s business operational efficiency by implementing the following:

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Eliminating territorial sales positions and less productive mobile service positions.

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Using independent distributors for cover certain geographical areas to reduce the reliance on our own mobile service team.

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Support our customer base in a more profit-oriented sales model with the goal to improve gross margin and profitability.

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Reducing salaries of all corporate staff.

As a result of these measures, the Company improved its loss from operations for the six months ended September 30, 2016 by 83% from the same period a year ago.

The cost of sales for the six months ended September 30, 2016 was $1,290,827, a decrease of $354,145, or 22% for the same period of 2015.  Gross margin improved to 39% for the six-month period in 2016, compared to the 27% for the same period ended September 30, 2015.  The increase in the gross profit margin is due to the Company’s restructuring of the Prolieve business as the company continues to experience less costs related to mobile sales.

4.

Company History and Business

Our business was started by Dr. Augustine Cheung, our Chief Executive Officer until September 30, 2016, as an outgrowth of his academic interest and work in the field of microwave technology and the thermotherapy treatment of disease while he was a professor at the University of Maryland and George Washington University.  In 1982, he founded A.Y. Cheung Associates Inc. to pursue this work.  A.Y. Cheung Associates Inc. changed its name to Cheung Laboratories, Inc. in 1984, and Cheung Laboratories Inc. subsequently changed its name to Celsion Corporation (“Celsion”) in 1998.

At Celsion, Dr. Cheung and his team began developing technologies for the treatment of BPH and breast cancer using thermotherapy technology, leading to the development and commercialization of the Prolieve system for the treatment of BPH.  In 2007, Celsion sold the Prolieve system and technology to Boston Scientific Corporation (“Boston Scientific”) for $60 million.  Dr. Cheung also began developing the APA 1000 system for the treatment of breast cancer.  The rights to key elements of APA 1000 were licensed from MIT pursuant to an Exclusive Patent License Agreement (“Patent License Agreement”) dated October 24, 1997.

In 2005 Celsion transferred all its interest in this license and other rights to APA 1000 to its wholly-owned subsidiary, Celsion (Canada) Limited (“Celsion Canada”).  On January 16, 2006, Dr. Cheung resigned from Celsion’s board of directors and his position as Celsion’s Chief Scientific Officer, and purchased Celsion Canada for $20,000,000 (Canadian dollars). The purchase price was paid by issuing: (a) a personal $1.5 million promissory note; and (b) an $ 18.5 million royalty payable at the rate of 5% of the net sales on sales of products developed using APA technology, once such products become commercialized. The $1.5 million promissory note was secured by 1,508,050 shares of Celsion’s common stock.  After Dr. Cheung’s default on payment of the promissory note, Celsion agreed in 2009 with Dr. Cheung to retain the 1,508,000 shares of Celsion’s common stock that it held as security in full satisfaction of the $1.5 million promissory note.

Medifocus Inc. was incorporated on April 25, 2005 under the Business Corporations Act (Ontario) as a CPC. Under Canadian law, a CPC is a newly created Canadian company having no assets, other than cash, which is permitted to conduct an initial public offering of its securities (“IPO”) and obtain a listing of its shares on the TSXV.  A CPC may then uses the funds raised in the IPO to identify and evaluate assets or businesses which, when acquired, qualify the CPC for listing as a regular issuer on the TSXV.

On June 29, 2006 Medifocus Inc., completed its IPO on the TSXV of 4,600,000 shares at a price of $0.20 (Canadian dollars) per share receiving gross proceeds of $920,000 (Canadian dollars).  In order to gain improved access to funding, Medifocus Inc. engaged in a share exchange offer with Celsion Canada in 2008 pursuant to which Celsion Canada became a wholly-owned subsidiary of Medifocus. Concurrently with the exchange offer, Medifocus completed a private placement of units, receiving gross proceeds of $2 million (Canadian dollars).  In addition, Medifocus issued 903,112 shares to Celsion at a deemed value of $0.50 (Canadian dollars) per share, in partial satisfaction of an approximate $600,000 (Canadian dollars) liability that was owed to Celsion.  After the completion of the share exchange transaction, we continued our development of the APA 1000 technology for the treatment of breast cancer. Phase I and Phase II clinical trials were originally completed by Celsion. Subsequently, the Company received approvals from both the FDA and the Canadian Bureau of Medical Devices to conduct a pivotal Phase III breast cancer treatment study. We have begun the pivotal Phase III clinical trials but, such trials have been proceeding at a slow pace due to lack of funding.  We plan to complete the pivotal Phase III trial when funding is available.

The Patent License Agreement with MIT was amended on June 16, 2007. The amended agreement requires us to pay MIT a 5% royalty on the net sales of any products derived from APA 1000, and an annual maintenance fee of $50,000.  MIT is entitled to receive royalties for so long as the patents relating to the APA technology are valid or the Patent License Agreement is terminated.

On July 24, 2012 Medifocus acquired the Prolieve technology and related assets from Boston Scientific pursuant to an Asset Purchase Agreement dated June 25, 2012, amended on July 24, 2012 (the “Asset Purchase Agreement”).  The purchase price was $3,662,115, of which $2,535,610 was paid on the closing of the transaction.  Additionally, we entered into a contingent consideration arrangement under which we will pay Boston Scientific up to $2,500,000, to be paid in quarterly installments at a rate of 10% of the sales of Prolieve products which is estimated to have contingent balance through December 31, 2018. Sales are defined as the gross amount invoiced for sales, distributions, licenses, leases, transfers, and other dispositions. At September 30, 2016, approximately $1,470,691 is due to Boston Scientific under the contingent consideration arrangement, of which $1,376,680 is past due.

Our Products

1.

The Prolieve Thermodilatation System

Our first commercial heat-based therapy system, Prolieve, is used to treat benign prostatic hyperplasia or “BPH.”  BPH is a condition in which the prostate gland becomes enlarged and restricts the flow of urine through the urethra. Our clinical studies have shown that the treatment of this condition with the Prolieve system improves urine flow by decreasing the enlarged prostate’s pressure on the urethra through the heating, dilation and shrinking of the prostate tissue surrounding it.  The BPH drug therapy market is estimated to be about $4 billion in major developed countries according to Decision Resources Group.  This number does not include non-drug treatments and the patients who are on “Watchful Waiting” due to the side effects of some of the treatment options.  While the market for minimally invasive BPH treatment is approximately $150 million according to Medtech Insight, we believe that Prolieve can be a viable alternative to drug therapy due to its safety and efficacy profiles and thus has the potential to increase the market for minimally invasive BPH treatment.

What Is Benign Prostatic Hyperplasia?

Millions of aging men experience symptoms resulting from BPH, a non-cancerous urological disease in which the prostate enlarges and constricts the urethra.  The prostate is a walnut-sized gland surrounding the male urethra that produces seminal fluid and plays a key role in sperm preservation and transportation.  The prostate frequently enlarges with age.  As the prostate expands, it compresses or constricts the urethra, thereby restricting the normal passage of urine.  This restriction may require a patient to exert excessive bladder pressure to urinate.  Because urination is one of the body’s primary means of cleansing impurities, the inability to urinate adequately increases the possibility of infection and bladder and kidney damage.

BPH Symptoms

The symptoms of BPH usually involve problems with emptying the bladder or storing urine in the bladder. However, the severity of the symptoms can vary widely, from mild and barely noticeable to serious and disruptive.  Common BPH symptoms include:

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Pushing or straining to begin urination;

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A weak urinary stream;

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Dribbling after urination;

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A frequent need to urinate, sometimes every 2 hours or less;

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A recurrent, sudden, or uncontrollable urge to urinate;

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Feeling the bladder has not completely emptied after urination;

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Pain during urination; and

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Waking at night to urinate.

In extreme cases, a man may be completely unable to urinate.  In such situations, emergency medical attention is required.

An enlarged prostate does not cause prostate cancer or directly affect sexual function.  However, many men experience sexual dysfunction and BPH symptoms at the same time.  This is due to aging and the common medical conditions older men often encounter, including vascular disease and diabetes.  Because all of these conditions take place with aging, sexual dysfunction tends to be more pronounced in men with BPH.

BPH Complications

BPH is not a form of prostate cancer and does not lead to prostate cancer.  Accordingly, BPH is not life-threatening.  However, as many men know, BPH may be lifestyle-threatening and can cause great discomfort, inconvenience, and awkwardness and complications such as:

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Acute urinary retention, which is a condition that results in a complete inability to urinate. A tube called a catheter may be needed to drain urine from the bladder.

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Chronic urinary retention, which is a partial blockage of urine flow that causes urine to remain in the bladder. In rare cases, this may lead to kidney damage if it goes undiagnosed for too long.

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Urinary tract infection, which can cause pain or burning during urination, foul-smelling urine, or fever and chills.

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Other complications from BPH may include bladder stones or bladder infections.

•

Having BPH does not directly affect one’s sexual function. However, it is common for the symptoms of BPH and sexual dysfunction to occur at the same time.

Prevalence of BPH and Market Opportunity

BPH is an age-related disorder the incidence of which increases with maturation of the population. According to urologyhealth.org, by age 60, more than half of men have BPH. By age 85, about 90 percent of men have BPH.  As the population continues to age and life expectancy increases, the prevalence of BPH can be expected to continue to increase.

Treatment Alternatives for BPH

Several types of treatments are available for enlarged prostate.  They include medications, surgery and minimally invasive surgery.  The best treatment choice for patients depends on several factors, including how much the symptoms bother them, the size of their prostate, other health conditions the patients may have, their age and preference.  If symptoms are not severe, a patient may decide not to have treatment and wait to see whether their symptoms become more bothersome over time.

Watchful Waiting

When a patient develops symptoms caused by BPH, physicians generally prescribe drugs as the first treatment option, but usually leave the decision to their patients.  Due to the low success rate, high costs, side effects and complications associated with BPH drug therapies, some patients diagnosed with BPH prefer to be regularly monitored by their doctors, but choose not to begin a drug therapy.  The patients who opt out of therapy fall into a group referred to as “watchful waiting.”  Often, BPH symptom persistence and worsening or an acute urinary event may force the patient to move on to some other form of therapy.

Drug Therapy

Medications are the most common treatment for moderate symptoms of prostate enlargement but if a patient stops taking medicine, the symptoms will usually return.  Medications used to relieve symptoms of enlarged prostate include several different types of drugs, such as Alpha-Blockers (such as Flomax®) and Alpha Reductase Inhibitors (such as Proscar®).  Drug therapy costs approximately $1,000 per year or more in the United States, must be maintained for life, and does not offer consistent relief to a large number of BPH patients.    Many of the currently available BPH drugs also have appreciable side effects, such as: headache, fatigue, impotence, dizziness, and low blood pressure.

Surgical Intervention

Two of the primary surgical procedures to treat BPH are transurethral resection of the prostate (“TURP”) and laser procedures.  TURP has traditionally been a common procedure for enlarged prostate for many years. It is a procedure in which the prostatic urethra and surrounding diseased tissue in the prostate are trimmed with a telescopic knife, thereby widening the urethral channel for urine flow.  While the TURP procedure generally has been considered the most effective treatment available for the relief of BPH symptoms, the procedure has its shortcomings.  In the first instance, TURP generally requires from one to three days of post-operative hospitalization. In addition, a substantial percentage, approximately 5-10%, of patients who undergo TURP encounter significant complications, which can include painful urination, infection, impotence, incontinence, and excessive bleeding. Further, retrograde ejaculation, a condition in which semen released during ejaculation enters the bladder rather than exiting the penis, occurs in up to 90% of patients who undergo a TURP procedure, with a long-term side effect in up to 75% of such patients.

Laser surgeries (also called laser therapies) use high-energy lasers to destroy or remove overgrown prostate tissue.  Options for laser therapy depend on prostate size, the location of the overgrown areas. During prostate laser surgery, a combined visual scope and laser is inserted through the tip of the patient’s penis into the urethra, which is surrounded by the prostate. Using the laser, doctors remove prostate tissue that are squeezing the urethra and blocking urine flow, thus making a new larger tube for urine to pass through. Lasers use concentrated light to generate precise and intense heat. Risks of laser surgery include: temporary difficulty urinating and post treatment catheterization, urinary tract infection, narrowing of the urethra as scars form, retrograde ejaculation, and erection problems.

Accordingly, neither drug therapies nor the surgical alternatives appear to provide fully satisfactory, cost-effective treatment solutions for BPH sufferers.

Our Approach: The Prolieve Thermodilatation System

The Prolieve Thermodilatation System was originally and primarily developed and commercialized by our current management, product development, clinical and regulatory teams.  Such development occurred while such teams were employed at Celsion Corporation from 1997 to 2004, at an estimated cost of $20,000,000.  Further, the development and commercialization occurred under the leadership of Dr. Augustine Cheung, who was Celsion’s president at the time.  Dr. Cheung was our chief executive officer until September 30, 2016.  As discussed above, Celsion sold the Prolieve system, technology and related assets to Boston Scientific Corporation in 2007 for $60 million.

Prolieve is an in-office procedure that minimizes patient discomfort and the need for post-treatment catheterization. In a randomized one-year clinical trial, conducted at 14 centers across the United States, patients undergoing treatment with Prolieve achieved measurably greater improvement in symptoms after three months compared to a control group using a drug, Proscar, which is commonly prescribed to treat BPH condition.  In June 2012, Medifocus reached an agreement with Boston Scientific for the purchase of all of the assets of its Prolieve business, including all Prolieve inventory, the mobile service distribution assets, as well as the intellectual property associated with the Prolieve technology.

The purpose of the Prolieve system is to provide a relatively painless and effective alternative to drug therapy and certain types of surgical procedures to treat the symptoms of BPH.  Prolieve is a minimally invasive treatment option for BPH.  Unlike other microwave-based BPH treatments, Prolieve utilizes both microwave heat, delivered via a catheter, and proprietary balloon compression to both heat the prostate and dilate the prostatic urethra, and to shrink enlarged prostate tissue.  The 45-minute Prolieve treatment is administered on an outpatient basis in a physician’s office and can be done with topical anesthesia only.  We estimate that approximately 100,000 patients have been treated since the FDA PMA was granted.  Many patients treated with Prolieve experience immediate symptom relief.  Based upon a study conducted by Boston Scientific (the “Prolieve Study”), patients treated with the Prolieve system experienced a symptom reduction of 22% three days following treatment.  Furthermore, most patients that undergo the Prolieve treatment do not require post-treatment catheterization.  Based upon the Prolieve Study, 94% of patients that underwent the Prolieve treatment were catheter free immediately following the treatment, and 100% of such patients were catheter free after three days.  Accordingly, we believe that patients that undergo the Prolieve treatment should be able to resume their normal activities shortly after the treatment.

The Prolieve system is comprised of two components. The first component is a freestanding module that contains a microwave generator and computerized controls that regulates and monitors the delivery of heat to the enlarged prostate tissue.  The second component is our proprietary disposable catheter that is attached to the module.  This component contains an internal balloon that is inflated after it is inserted through the urethra to the point of constriction.  Upon inflation of the balloon, the tissue is heated by microwaves delivered via the catheter, resulting in dilation of the urethra.  Our computer system in the module monitors and regulates the heat being applied to ensure maximum safety and efficiency.  The Prolieve system is covered by 55 core patents, which were acquired as part of the acquisition of the Prolieve assets from Boston Scientific Corporation in 2012.

The combined effect of this “heat plus compression” therapy is twofold: first, the heat denatures the proteins in the wall of the urethra, causing a stiffening of the opening created by the inflated balloon, forming a biological stent.  Second, the heat serves effectively to kill off prostate cells outside the wall of the urethra, thereby creating sufficient space for the enlarged natural opening. In addition, the Prolieve system’s temperature (46º C to 54º C) is sufficient to kill prostatic cells surrounding the urethra wall, thereby creating space for the enlargement of the urethra opening. However, the relatively low temperature is not sufficient to cause swelling in the urethra.

The Prolieve system is designed with patients’ needs and comfort in mind.  In general, it does not require sedation or post-operative catheterization and provides rapid symptomatic relief from BPH.  BPH patients can be treated using Prolieve in urologic offices throughout the United States. In addition, the Prolieve treatment is also made available to physicians utilizing our nationwide mobile service.

The Prolieve system is currently in use in the United States.  Although it is generating revenue, (gross revenues of $2,126,964 for the six months ended September 30, 2016) our operations are not, and have never been profitable, and there can be no assurance that they will ever become profitable.

Since acquiring the Prolieve assets from Boston Scientific Corporation in July 2012, we have been concentrating our corporate development efforts on developing these assets into a business.  We are focusing on increasing sales from our installed base of systems, from our mobile service, and independent distributors.    Currently the Prolieve operations are directly supported by three management consultants, four mobile technicians, one schedule coordinator, two persons responsible for regulatory compliance matters, and three engineering and support staff.  In addition, the Company recently entered into distribution agreement with three independent distributors in certain territories in the U.S. and Puerto Rico.

Boston Scientific Corporation had sold approximately 250 Prolieve systems and approximately 80,000 disposable catheter kits in the United States prior to Boston Scientific Corporation’s sale of the Prolieve assets to us in 2012. Our current business strategy is utilize social media, key opinion leaders and centers of excellence to increase the utility and market presence of Prolieve.   In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through independent third party distributors and our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system.  However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate such costumers’ needs to the best of our ability.

We currently have approximately 165 systems that were acquired as part of the Prolieve asset purchase from Boston Scientific Corporation.  We do not currently have an agreement with a manufacturer for the production of additional Prolieve systems, although we believe that there are several qualified medical device contract manufacturers, including Sanmina, that are capable of manufacturing the system if our current inventory is depleted.  At this time, 100% of our revenues come from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters.  The disposable catheters are manufactured in Mexico by Lake Region Medical Center, formerly known as Accelent Corporation.  We currently have an agreement with Lake Region Medical Center to supply these catheters, pursuant to which we order the number of catheters we estimate we will need for a 12-month period.  We have no other source of catheters at the present time.  Due to the complicated nature of these kits, as well as FDA manufacturing standards imposed on suppliers, the Company does not believe that an alternate supplier of catheters is readily available.

In addition to the Prolieve technology, the installed base of Prolieve systems and related patents acquired from Boston Scientific Corporation, we also acquired a fleet of 15 vans, each equipped with two Prolieve systems.  This mobile fleet allows us to provide Prolieve therapy to patients whose health care providers do not have access to one of our permanently installed systems.  The mobile Prolieve system is identical to the permanently installed systems.

Our mobile Prolieve systems are deployed by our dispatcher and scheduler upon the request of a physician.  Our scheduler then coordinates the timing of the requested appointment with one of our medical technicians. On the day of the appointment, our medical technician arrives at the physician’s office and the Prolieve module is brought into the physician’s office.  Under the physician’s supervision, a catheter is inserted into the urethra to the point of constriction, and the Prolieve treatment is administered by our medical technician under the physician’s supervision. In most cases, the patient’s symptoms are eliminated immediately and normal urination bladder function is restored.

Competition

There are several treatment options for BPH.  The first is traditional surgery, known as trans-urethral resection procedure, or “TURP.”  This surgery requires a hospital stay, sedation, and a post-operative recovery period.  Further, we are aware that Urologix LLC offers minimally invasive, microwave-based, treatment with which we compete.  Unlike the Urologix’ treatment, which solely utilizes heat, our Prolieve therapy combines heat and compression (via the inflated balloon).  According to Medtech Insight, the surgical and minimally invasive treatment market for BPH is approximately $150 million in the U.S.

However, the majority of BPH patients undergoing treatment today choose medical therapy instead of surgery.  Pursuant to such medical therapy, patients take daily doses of medicine to shrink the prostate in order to improve function.  These medicines are known to cause side effects, and must be taken daily to be effective. We believe our Prolieve treatment can be a viable alternative to drug therapy due the demonstrated efficacy and side effect profile

Prescribed medicines for BPH treatment in major industrialized countries is currently believed to be approximately $4 billion annually.  These medicines are manufactured and sold by some of the world’s largest pharmaceutical companies, including Eli Lilly, Glaxo Smith Kline and Merck & Co.  These companies market their drugs to physicians and directly to the public through television, radio, the internet and conventional print media.  With the substantial investment made by these companies in developing, commercializing and marketing these drugs, and the size of the BPH treatment market, these companies represent a significant competitive threat to our Prolieve therapy, and to our company. We are also aware that non-prescription herbal supplements promoted to relieve BPH symptoms are being aggressively marketed to the public; these products also compete with Prolieve.

2.

Adaptive Phased Array Technology (APA 1000)

Our second product, APA 1000, which is a minimally invasive breast cancer treatment, is developed, but has not been cleared by the FDA for commercial use. Both Phase I and Phase II clinical trials were completed by Celsion, establishing the system’s safety and efficacy on a limited scale.  We have begun pivotal Phase III clinical trials, but have proceeded slowly in such trials because of insufficient funds.  We are planning to complete the pivotal Phase III clinical trial of APA 1000 when we obtain adequate funding to do so.  The Phase III clinical trial is designed to demonstrate that the combination of focused heat and neo-adjuvant chemotherapy could shrink the size of the tumor 40% more over using chemotherapy alone.  In the Phase II clinical trial, a 50% increase in tumor size reduction using focused heat and neo-adjuvant chemotherapy was observed over using chemotherapy alone.  In the Phase II trial, two heat treatments were applied while in the Phase III trial, three heat treatments are applied.   We believe that, if the Phase III trial is successful, it will show that the combination of focused heat and neo-adjuvant chemotherapy could downsize a cancer tumor enough to allow a surgeon to perform a lumpectomy rather than a mastectomy, thereby preserving the affected breast.

The APA 1000 system delivers heat precisely to breast tumors.  While using heat to kill cancerous tumors has been considered effective for many years, heat therapy has not become a part of standard treatment for cancer because of the inability to safely apply it to tumors without damaging healthy tissue.  When treating cancer, physicians seek to minimize damage to healthy tissue.  It is our belief that the APA 1000 system precisely focuses microwave heat on diseased tissue, sparing adjacent tissue.   Precision is achieved through the utilization of “Star Wars” technology that we have exclusively licensed from MIT and have adapted for medical use in our APA 1000 system.

Adaptive Phased Array Technology Illustration

Our current management team has been working with researchers at Massachusetts Institute of Technology (“MIT”) who had developed, originally for the U.S. Department of Defense, a microwave control technology known as “Adaptive Phased Array,” or “APA.”  This technology permits properly designed microwave devices to focus and concentrate energy targeted at diseased tissue areas deep within the body and to heat them selectively, without adverse impact on surrounding healthy tissue.  Since licensing the APA technology from MIT, our management team has been working together with Dr. Alan J. Fenn, the inventor of the patented technology.   This collaboration has included technology transfer and technical/engineering assistance to develop and design our current APA Breast Cancer treatment device.   In addition, Dr. Fenn has collaborated and advised the Company on the design of the clinical protocol, clinical study support, and device usage training of the current FDA breast cancer study, as well as assisting the Company in developing new clinical protocol and new treatment devices using the APA technology licensed from MIT.

In the treatment of breast cancer, the APA technology applies the same principal used in MIT’s “Star Wars” program of detecting missiles.

APA 1000 Breast Cancer Treatment Illustration

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An RF needle probe inserted at tumor center provides feedback signal to focus microwave energy at tumor center to induce shrinkage without harming surrounding tissue.

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Focused microwave energy (43-44°C) combined with chemotherapy achieves an average of 88% tumor size reduction in Phase II clinical trials.

Treatment with APA 1000 may accomplish several objectives. First, we believe that it destroys many cancer cells, and substantially shrinks cancerous cells that are not destroyed.  If tumors are shrunk small enough, a patient may not need to have the entire breast removed.  Second, we believe that the application of APA 1000 heat therapy boosts the effectiveness of subsequent chemotherapy and radiation therapy.

There can be no assurance that we will complete the pivotal Phase III clinical trial, or that the FDA will approve of the APA 1000 for sale in the United States.  Even if the APA 1000 successfully completes the pivotal Phase III clinical trial and the FDA permits us to sell this system, there can be no assurance that it will be adopted by health care industry.

As stated earlier, we are progressing at a very slow pace through Phase III clinical trials due to lack of funding, and are currently focusing our corporate activities and resources on expanding our Prolieve operations.  We estimate that the cost of completing Phase III clinical trials will be approximately $7,500,000. We expect, subject to obtaining financing, to resume of the pivotal Phase III trial in the future. We previously negotiated arrangements with physicians and medical centers in the United States and Canada to conduct this trial.  Because the pace of the trial has been slow, there can be no assurance that the persons and institutions with which we have previously made arrangements will be available to proceed on the same terms, or at all, when we are ready.  In such event, we would then need to make alternative arrangements, of which there can be no assurance.

5.

Going Concern

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued.  Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of November 29, 2016.  Based on the following, management believes that it is probable the Company will be unable to meets obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, dependence on significant customers, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development, financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its Prolieve sales and marketing activities and new product development efforts. Due to continued substantial operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company’s current liabilities exceed it current assets by $9,911,342. The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional funding, at least until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business. Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The unaudited condensed interim consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

6.

Results of Operations

Comparison of Three Months Ended September 30, 2016 and 2015

The table below summarizes our results of operations for the three months ended September 30, 2016 and 2015:

	Three Months Ended
	September 30,
	2016	2015
Sales
Products	$ 468,330	$ 357,006
Services	471,779	779,354
Total Sales	940,109	1,136,360
Costs of Sales
Products	232,551	172,977
Services	342,527	641,284
Total Costs of Sales	575,078	814,261
Gross Profit	365,031	322,099

Operating Expenses
Research and development	78,694	161,903
Sales and marketing	41,946	409,530
General and administrative	345,107	708,473
Total Operating Expenses	465,747	1,279,906
Loss from Operations	(100,716)	(957,807)

Other Income (Expense)
Interest and discount accretion	(390,065)	(343,758)
Loss from change in fair value of
contingent consideration	(27,905)	(44,492)
Foreign exchange gain	16,588	47,879
Total Other Income (Expense)	(401,382)	(340,371)
Net Loss	$ (502,098)	$ (1,298,178)
Net Loss per share basic and diluted	$ (0.00)	$ (0.01)

Sales

Revenue from the sale of Prolieve products and services decreased from $1,136,360 for the three months ended September 30, 2015 to $940,109 for the three months ended September 30, 2016, a decrease of $196,251. Product sales during the three months ended September 30, 2016 and 2015 consisted solely of single-use catheters.  The decrease in sales of $196,251 for the three months ended September 30, 2016 is primary due to a decrease in number of mobile service sales, as the company eliminated tech services in areas where it was not profitable due to low demand.  The decrease in service revenue was offset by an increase in product sales and an overall increase in average selling prices.

Costs of Goods Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve intellectual property, warranty costs, warehousing costs, freight and handling charges.  Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.  In addition costs of sales for services consist of amortization expense of our Prolieve intellectual property, warranty costs and the cost of the products sold on a first-in first out basis.

Costs of goods sold as a percentage of product sales was 50% for the three months ended September 30, 2016 as compared to 48% for the three months ended September 30, 2015, and costs of services as a percentage of services sales was 73% for the three months ended September 30, 2016 as compared to 82% for the three months ended September 30, 2015.  Overall gross profit increased from $322,099 for the three months ended September 30, 2015 to $365,031 for the three months ended September 30, 2016. The gross profit percentage related to our services increased 9% due to the company’s elimination of areas where tech services were not profitable.  The gross profit percentage for product sales remained comparable as there was an increase in average selling prices for products sales which was offset by the increased disposal kit cost.

Net Loss

Our loss from operations for the three months ended September 30, 2016 was $100,716, an improvement of 89% from the loss from operations of $957,807 in three months ended September 30, 2015. Our net loss of $502,098 for the three months ended September 30, 2016 improved by 61% from our net loss of $1,298,178 for the same three month period in 2015. The improvements in our loss for the three months ended September 30, 2016, compared to the same three month period in 2015, is primarily due to the decrease in our operating expenses of $814,159 and an increase in gross profit of $42,932 offset by a decrease in other income (expense) in the amount of ($61,011).

Research and Development Expenses

For the three months ended September 30, 2016, the Company incurred research and development expenses of $78,694, a decrease from the $161,903 for the same three month period in 2015. The decreased costs are directly related to our costs related to the redesign of the Prolieve system which increased in the three month period ended September 30, 2015. We suspended the redesign of the Prolieve system in the threemonth period ended September 30, 2016 due to the lack of resources.  Research and development expenses for both periods also include costs for Prolieve post-marketing study and other R&D expenses.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, and other direct marketing expenses) for Prolieve and other business promotion costs.  During the three months ending September 30, 2016 there was a significant decrease in the costs of labor, travel and marketing expenses.

Sales and marketing expenses for the three months ended September 30, 2016 were $41,946, a decrease of $367,584 or 90% from the $409,530 incurred in the three months ended September 30, 2015.  The decrease is a direct result of the restructuring of the Prolieve business and the Company's efforts to reduce costs by eliminating territorial sales positions and significantly reducing marketing activities and travel expenses. The Company plans to utilize social media, direct mailing, and independent distributors to sustain and grow its Prolieve business.

General and Administrative Expenses

General and administrative expenses were reduced by $363,366 or 51% for the three-month period ended September 30, 2016 falling to $345,107 compared to $708,473 for the three-month period ended September 30, 2015.  Reductions in  legal and accounting fees, directory fees, consultant fees, administrative salaries and related benefits were realized as the company focused on operating more efficiently.

Other Income (Expense)

Other income (expense) primarily consists of interest and accretion expense and losses from change in the fair value of the contingent consideration.  Total other income (expense) of ($401,382) for the three months ended September 30, 2016 reflects a decrease from our total other income (expense) of ($340,371) for three months ended September 30, 2015, largely due to an increase in interest and discount accretion costs and a decrease in foreign exchange gain offset by a decrease in the loss from the change in fair value of the contingent consideration.

Comparison of Six Months Ended September 30, 2016 and 2015

The table below summarizes our results of operations for the six months ended September 30, 2016 and 2015:

	Six Months Ended
	September 30,
	2016	2015
Sales
Products	$ 883,849	$ 684,094
Services	1,243,115	1,577,276
Total Sales	2,126,964	2,261,370
Costs of Sales
Products	429,627	348,870
Services	861,200	1,296,102
Total Costs of Sales	1,290,827	1,644,972
Gross Profit	836,137	616,398

Operating Expenses
Research and development	177,153	244,546
Sales and marketing	56,673	662,897
General and administrative	875,134	1,303,470
Total Operating Expenses	1,108,960	2,210,913
Loss from Operations	(272,823)	(1,594,515)

Other Income (Expense)
Interest and discount accretion	(768,821)	(685,013)
Loss from change in fair value of
contingent consideration	(65,455)	(81,639)
Foreign exchange gain	10,926	34,920
Total Other Income (Expense)	(823,350)	(731,732)
Net Loss	$ (1,096,173)	$ (2,326,247)
Net Loss per share basic and diluted	$ (0.01)	$ (0.01)

Sales

Revenue from the sale of Prolieve products and services decreased from $2,261,370 for the six months ended September 30, 2015 to $2,126,964 for the six months ended September 30, 2016 a decrease of $134,406. Product sales during the six months ended September 30, 2016 and 2015 consisted solely of single-use catheters.  The decrease in sales of $134,406 for the six months ended September 30, 2016 reflects a decrease in the number of service sales, as the company eliminated tech services in areas where it was not profitable due to low demand.  The decrease in service revenue was offset by an increase in product sales and an overall increase in average selling prices.

Costs of Goods Sold, Costs of Services and Gross Profit

The costs of sales for products primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our Prolieve intellectual property, warranty costs, warehousing costs, freight and handling charges.  Costs of sales for services consist primarily of the costs to provide mobile services to our patients, including depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.  In addition costs of sales for services consist of amortization expense of our Prolieve intellectual property, warranty costs and the cost of the products sold on a first-in first out basis.

Costs of goods sold as a percentage of product sales was 49% for the six months ended September 30, 2016 as compared to 51% for the six months ended September 30, 2015, and costs of services as a percentage of services sales was 69% for the six months ended September 30, 2016 as compared to 82% for the six months ended September 30, 2015.  As a result, total gross profit increased from $616,398 for the six months ended September 30, 2015 to $836,137 for the six months ended September 30, 2016. The gross profit percentage related to our services increased 13% due to the company’s elimination of areas where tech services were not profitable.  The gross profit percentage for product sales remained comparable as the increased sales price for products sales was offset by the increased disposal kit cost.

Net Loss

Our loss from operations for the six months ended September 30, 2016 was $272,823, an improvement of  $1,321,692 from the loss from operations of $1,594,515 for the six months ended September 30, 2015. Our net loss of $1,096,173 for the six months ended September 30, 2016 improved by 53% from our net loss of $2,326,247 for the same six month period in 2015. The improvements in our loss for the six months ended September 30, 2016, compared to the same six month period in 2015, is primarily due to the decrease in our operating expenses of $1,101,953 and an increase in gross profit of $219,739 offset by a decrease of other income (expense) in the amount of ($91,618).

Research and Development Expenses

For the six months ended September 30, 2016, the Company incurred research and development expenses of $177,153, a decrease from the $244,546 for the same six month period in 2015. The decreased costs are directly related to our costs related to the redesign of the Prolieve system which increased in the six month period ended September 30, 2015 and have decreased significantly in the six month period ended September 30, 2016.  Research and development expenses for both periods also include costs for Prolieve post-marketing study, and other R&D expenses.

Sales and Marketing Expenses

Sales and marketing expenses include the costs of our sales force (including labor, travel, and other direct marketing expenses) for Prolieve and other business promotion costs.  During the six months ending September 30, 2016 there was a significant decrease in the costs of labor, travel and marketing expenses.

Sales and marketing expenses for the six months ended September 30, 2016 were $56,673, reflecting a  substantial reduction from the $662,897 incurred in the six months ended September 30, 2015.  The decrease is primarily the result of the restructuring of the Prolieve business in the Company's efforts to reduce costs by eliminating territorial sales positions and significantly reducing marketing activities and travel expenses. The Company plans to utilize social media, direct mailing, and independent distributors to sustain and grow its Prolieve business.

General and Administrative Expenses

General and administrative expenses for the six month period ended September 30, 2016 decreased 33% to $875,134, from $1,303,470 for the six month period ended September 30, 2015, as there was a decrease in legal and accounting fees, directory fees, consultant fees, administrative salaries and related benefits as the company focused on operating more efficiently.

Other Income (Expense)

Other income (expense) primarily consists of interest and accretion expense and losses from change in the fair value of the contingent consideration.  Total other income (expense) of ($823,350) for the six months ended September 30, 2016 reflects a decrease from our total other income (expense) of ($731,732) for six months ended September 30, 2015, largely due to an increase in interest and discount accretion costs and a decrease in foreign exchange gain offset by a decrease in the loss from the change in fair value of the contingent consideration.

7.

Business Acquisition

On July 24, 2012 the Company purchased from Boston Scientific Corporation all of the assets, and assumed certain liabilities, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$ 2,535,610
Fair value of contingent consideration	1,126,505
Total consideration	$ 3,662,115

The maximum amount payable pursuant to the terms of the contingent consideration is $2.5 million. The fair value was determined by calculating its present value based on its payment terms using an interest rate of 24% (the Company’s estimated unsecured borrowing rate). The contingent consideration is paid quarterly at a rate of 10% of sales of Prolieve products. The fair value of the contingent consideration is adjusted for changes in the estimated future payments with the adjustment being reflected in profit or loss.

The Company accounted for its acquisition of Prolieve by recording all tangible assets and intangible assets acquired, and liabilities assumed, at their respective fair values on the acquisition date. The fair value assigned to identifiable intangible assets acquired was determined using a cost approach and was based on the Company’s best estimates; this intangible asset is being amortized on a straight-line basis over its estimated useful life of ten years.

The following summarizes the fair value of the assets acquired assumed in the transaction:

Inventory	$ 463,338
Equipment	736,662
Intangible assets	2,462,115
Total consideration	$ 3,662,115

8.

Medifocus Holding Joint Venture

On November 8, 2013, the Company entered into an agreement with Ideal Concept Group Limited (“Ideal Concept”) to develop our Prolieve business and APA technology in a geographic area referred to as “Asia Pacific” in the agreement (the “JV Agreement”).  The countries comprising of Asia Pacific are not specified in the JV Agreement.  Pursuant to the JV Agreement, Medifocus and Ideal Concept agreed to capitalize a company, Medifocus Holding Limited (“Medifocus Holding”), to develop this business.  Medifocus Holding was incorporated in the British Virgin Islands on June 28, 2012.

The JV Agreement states that, at the outset, Ideal Concept will own 60% of Medifocus Holding and we will own 40%.  Through March 31, 2015, Medifocus Inc. has made total contributions to Medifocus Holding of approximately $214,735 in cash and Prolieve equipment. In addition to capital contributions, the shareholders are obligated to provide loans to the JV of up to HKD 4,000,000 (or approximately $520,000).  Ideal Concept previously agreed, through November 8, 2014, to loan us the funds necessary to satisfy our portion of the required shareholder contributions to Medifocus Holding.  Such loan would bear interest at 6% per year and be secured by our ownership interest in Medifocus Holding.  No such loans were made to us by Ideal Concept and we did not make any further investments or loans in the joint venture.  Pursuant to the terms of our joint venture, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out by Ideal Concept in March 2016.

Pursuant to the terms of the JV Agreement and a License and Distribution Agreement dated as of November 8, 2013, Medifocus Holding will engage in clinical testing, and obtaining approval from China Food and Drug Administration of the People’s Republic of China (“CFDA”) for all products relating to Prolieve and the APA technology.  Medifocus Holding has been in communication with the CFDA and continues to evaluate the regulatory requirements for commercialization of Prolieve in China.  There is no assurance that the CFDA will approve Prolieve for commercialization in China.  Additionally, Medifocus Holding has been in discussions with several hospitals in China regarding conducting clinical testing.  As of the date of this annual report, no clinical testing has begun in China.  During fiscal 2016, Medifocus Holding entered into a distribution agreement with a South Korea-based distributor to market Prolieve in South Korea, subject to regulatory approvals from the South Korean government.

Medifocus Holding is required to pay us a royalty of 5% of the first $10,000,000 in sales of the catheter kits and control units utilized in the Prolieve business.  After $10,000,000 in sales has been reached, the royalty decreases to 3%.  For all other products we develop, Medifocus Holding is required to pay us a royalty of 7.5% on net sales of such products.

9.

Liquidity and capital resources

The Company’s primary cash requirements are to fund operations, including research and development programs and collaborations, and to support general and administrative activities. The Company's future capital requirements will depend on many factors, including, but not limited to:

•

sales of the Company’s Prolieve products and services;

•

pricing and payment terms with customers;

•

costs of the disposable catheter kits and payment terms with suppliers; and

•

capital expenditures and equipment purchases to support product launches

In December 2013, the Company raised gross proceeds of $3.6 million from the sale of convertible redeemable promissory notes and warrants (the “Units”).  Each Unit consists of (i) a $10,000 face value convertible redeemable promissory note, bearing 8% annual interest and due in three years (“Note”), which is convertible into shares of common stock beginning six months after the Closing Date of the offering at a conversion price of $0.25 per share, and (ii) three-year warrants to purchase 20,000 shares of common stock at a price of $0.30 per Share.  The net proceeds from the offering is to be used for Prolieve operations and for general corporate purposes, including research and development activities, capital expenditures, repayment of debt and working capital.

In a second closing in March 2014, the Company issued 200 additional Units to the investors, receiving gross proceeds of $2,000,000. The additional notes are convertible into 8,000,000 shares of common stock.  Each warrant entitles the holder to acquire 20,000 common shares (for a total of 4,000,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016. The warrants were classified as equity and were recorded as additional paid in capital at their estimated fair value of $572,999.

Our $0.43 million unsecured promissory note made to a lender in July 2012 (included in our contractual obligations table on page 42) and the accrued but unpaid interest of $CAD 0.2 million as of December 31, 2013, was originally due October 23, 2013.  The lender has extended the due date of this promissory note to June 30, 2014 and we are currently in discussion with the lender to negotiate a payment plan for this note.  Subsequent to March 31, 2015 we have made no principal and interest payments to the lender and are currently in negotiations with the lender regarding the extension of the due date.  If such negotiations fail, the lender may declare all amounts due and payable immediately.  The lender would not have a right to seize any of the Company’s assets because the promissory note is unsecured.  Further, if the lender were to retain counsel or initiate litigation to enforce its rights and interests under the promissory note, the Company would be required to pay all reasonable costs and expenses of the lender.

In the fiscal year ending March 31, 2015, the Company raised approximately $1.6 million from the sale of Units.  Each Unit was priced at $0.16 and consists of one Share, and a detachable stock purchase warrant to purchase one Share at $0.25 per share.

The company also received funds prior to March 31, 2015 for common shares in the amount of $1,705,000 for future shares to be issued.  On May 12, 2015, the company issued 38,750,000 common shares at a price of $0.044 per common share for gross proceeds of $ 1,705,000 as part of this transaction.

For the fiscal year ending March 31, 2016, the Company received gross proceeds of $775,000 from the sale of common stock and warrants (the “Units”).  Each Unit was priced at $10,000 and consists of 200,000 Shares, and a detachable stock purchase warrant to purchase 100,000 Shares at $0.10 per share.

In the quarter ended June 30, 2016, the Company obtained a loan of $200,000 from a lender at a monthly interest rate of 1.25%. The loan was secured with all the intellectual property and proprietary rights related to the Prolieve system.  Subsequently, in August 2016, the Company obtained an additional $200,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system. In October 2016, the Company obtained an additional $100,000 in loan from the same lender, at the same terms, and secured with the same intellectual property and proprietary rights related to the Prolieve system. The Company extends credit to customers on an unsecured basis and payment terms are typical 30 days from delivery or service.  Management assesses the collectability of its receivables based on a periodic customer-by-customer analysis, considering historical collection experience as well as customer-specific conditions; when a specific customer account is determined to be uncollectible the Company provides an allowance equal to the estimated uncollectible amounts.  Receivables are written off when it is determined that amounts are uncollectible. The Company maintained an allowance for doubtful accounts of approximately $34,420 as of September 30, 2016,

Our cash and cash equivalents of approximately $110,155 on hand at Sept 30, 2016 are not sufficient to fund operations through September 30, 2017. We will need additional funding to maintain the Prolieve business in the U.S. and essential corporate activities for the next 12 months. Our business model is in a transitional period and the long term financial results cannot be forecasted currently. As a result, we do not know the amount of additional funding required for the next 12 months. We have suspended the APA 1000’s Phase III clinical trials and the research and development activities in the heat-activated immunotherapy business until we could secure funding specifically allocated for such purposes.  If we are not able to raise additional capital, we will need to take certain measures to further reduce our operating costs, including reducing our staff, curtailing our research and development efforts and our clinical trials, and reducing the costs we plan to spend to operate our Prolieve business.  As such, we would not be able to achieve the growth of the Prolieve business, complete the development, testing and commercialization of our product candidates.  If adequate funding is not available, the Company will delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. The Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and sustain operations.

We do not have any committed sources of financing and cannot give assurance that alternate funding will be available in a timely manner, on acceptable terms or at all. We may need to pursue dilutive equity financings, such as the issuance of shares of common stock, convertible debt or other equity-linked securities, which financings could dilute the percentage ownership of our current common stockholders and could significantly lower the market value of our common stock.

Net Cash Used In Operations

Net cash used in operating activities was $389,268 for the six months ended September 30, 2016 compared to $905,925 during the same period in 2015. The reduction in the use of cash of approximately $516,657 is primarily due to the Company’s restructuring of Prolieve operations which reduced the company’s sales and marketing costs, mobile service costs, along with the decreased general and administrative costs.

Net Cash Provided by/Used in Investing Activities

Net cash used in investing activities for the six months ended September 30, 2016 was $3,597. There were no investing transactions during the same six month period in 2015.

Net Cash Used in Financing Activities

Net cash increased by financing activities was $400,000 for the six months ended September 30, 2016, compared to $0 for the six months ended September 30, 2015 as the Company obtained $400,000 in loans from a lender during the six months ended September 30, 2016.

10.

Risk Factors

An investment in shares of our common stock (which we refer to as the “Shares”) involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this annual report under the sections entitled “Item 4.  Information on the Company” before deciding whether to invest in our shares.  The following is a summary of the risk factors that we believe are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause the price of our common stock to decline, and investors may lose all or part of their investment. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.  The risks and uncertainties described below and in the incorporated documents are not the only risks and uncertainties that we face.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.  If any of these risks actually occurs, our business, financial condition and results of operations would suffer.  The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.  See “Special Note Regarding Forward-Looking Statements” at the beginning of Part I of this annual report.  Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

We have a history of significant losses and expect to continue such losses for the foreseeable future.

Since our inception in 2005, our expenses have substantially exceeded our revenues, resulting in continuing losses and an accumulated deficit of $32,958,037 at September 30, 2016.  In addition, our net loss for the six months ended September 30, 2016 was $1,096,173. Such operating losses are the result of limited revenues from our Prolieve sales not being sufficient to offset the expenses associated with the Prolieve operation and other corporate expenses.   We expect to continue to experience operating losses unless and until we generate significant revenue from Prolieve, as well as the development of other new products and these products have been clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized.

We may not be able to generate significant revenue for the foreseeable future.

Prior to July 2012, we devoted our resources to maintaining and developing the APA 1000. We will not be able to market the APA 1000 until we have completed clinical testing and obtained all necessary governmental approvals.  On July 26, 2012, we acquired from Boston Scientific Corporation the Prolieve Thermodilatation system business for the treatment of BPH and, since that time, we have assembled a sales and service team to market the Prolieve system.  All of our current revenue is derived from sales of our single-use treatment catheters and treatments delivered through our mobile service. Our lack of product diversification means that we may be negatively affected by changes in market conditions and in regulation (including regulation affecting reimbursement for our products).  In addition, at the present time our APA 1000 system is still in clinical testing stage and cannot be marketed until we have completed clinical testing and obtained necessary governmental approval.  Accordingly, our revenue sources are, and will remain extremely limited until and unless our Prolieve system is marketed successfully and/or until our other new products are clinically tested, approved by the FDA or other regulatory authorities, and successfully commercialized. We cannot guarantee that our products will be successfully tested, approved by the FDA or other regulatory authorities, or commercialized, successfully or otherwise, at any time in the foreseeable future, if at all.

Our future is dependent upon our ability to obtain additional financing. If we do not obtain such financing, we may have to cease our operations and investors could lose their entire investment.

We have yet to operate profitably or generate positive cash flows from operations, and there is no assurance that we will operate profitably or will generate positive cash flow in the future. As a result, we have very limited funds, and such funds may not be adequate to take advantage of current, planned and unanticipated business opportunities. Even if our funds prove to be sufficient to pursue current, planned and unanticipated business opportunities, we may not have enough capital to fully develop such opportunities.

Further, our capital requirements relating to the manufacturing and marketing of our products have been, and will continue to be, significant. We are dependent on the proceeds of future financing in order to continue in business and to develop and commercialize proposed products. There can be no assurance that we will be able to raise the additional capital resources necessary to permit us to pursue our business plan. Finally, the continued growth of our business may require additional funding from time to time to be used by us for general corporate purposes, such as acquisitions, investments, repayment of debt, capital expenditures, repurchase of capital stock and additional purposes identified by the Company.

Accordingly, our ultimate success may depend upon our ability to raise additional capital. There can be no assurance that any additional financing will be available to us. As additional capital is needed, we may not be able to obtain additional equity or debt financing. Even if financing is available, it may not be available on terms that are favorable or acceptable to us, or in sufficient amounts to satisfy our requirements. Any inability to obtain additional financing will likely have a material adverse effect on our business operations, and could result in the loss of your entire investment.

Our independent registered public accountants have expressed substantial doubt regarding our ability to continue as a going concern.

Our auditors have expressed their opinion that there is substantial doubt about the Company’s ability to continue as a going concern.  Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.  Our ability to continue as a going concern is dependent upon our ability to successfully raise adequate additional financing and our ability to successfully develop our sales and marketing programs and commence our planned operations.  We cannot assure you that we will be able to obtain additional financing or achieve profitability in our operations. Our failure to obtain additional financing or achieve profitability in our operations could require the Company to liquidate our business interests, and could result in the loss of your entire investment.

Our failure to have a full-time Chief Financial Officer may negatively affect our business and operations.

Our Chief Financial Officer (or “CFO”) serves only on a part-time basis and may be subject to conflicts of interest.  The CFO devotes most of his working time to other business endeavors, which may lead to conflicts of interest, including deciding how much time to devote to our affairs.  The CFO position is critical to our operations, and our failure to fill this position on a full-time basis may negatively impact our business and operations.  It may also lead to the late filing of financial reports and other required disclosures, or the filing of noncompliant financial reports and other required disclosures, which could have numerous consequences, including administrative proceedings by the Securities and Exchange Commission (the “SEC”), claims under Section 10 of the Exchange Act and, if our Shares become listed on a national exchange, cease trade orders or the de-listing of the Shares on such exchange.  Further, having a part-time CFO has, and may continue to, negatively impact the effectiveness of our disclosure controls and our internal controls over financial reporting. No assurances can be given that our CFO will transition to a full-time basis, or that we will be able to identify or afford a full-time qualified candidate for this position.

We operate with de-centralized management, and may be unable to hire additional personnel to support, manage and control our operations.

Our CFO performs his functions for us on a part-time, non-exclusive basis, and resides in Toronto, Canada.  In the past, the combination of not having our CFO at our headquarters and being understaffed have contributed to the late filing of financial reports in Canada.  These late filings resulted in temporary cease trade orders being issued, and a multi-month suspension of trading of our shares on the Toronto Venture Exchange (the “TSXV”). Although the Company has hired a qualified outside accounting consultant to minimize this risk, we will continue to operate with less than optimal support, management and control of our operations.   We cannot assure you that our efforts will effectively minimize such risks.  If we continue to operate with de-centralized management and insufficient staffing, it may have a material adverse effect on our business.

The loss of certain of our key personnel, or any inability to attract and retain additional personnel, could negatively affect our business.

Our future success depends to a significant extent on the continued service of certain key employees who have been intimately involved with, and primarily responsible for, the invention, development and commercialization efforts for our technology and products. The loss of services of those key employees could adversely affect our business and our ability to implement our business plan.

Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel to assist us with product development, commercialization and other facets of our business plan. If we fail to hire and retain a sufficient number of qualified individuals to fully meet the needs of the business of the Company, it may have an adverse effect on our business and results of operations.

One of our shareholders owns a significant percentage of our Shares and could exert significant influence over matters requiring shareholder approval.

Mr. Tak Cheung Yam, a former director of the Company, through Integrated Assets Management (Asia) Ltd, currently owns 25,386,742 Shares, or 13.72% of the Company's outstanding common stock and exercisable warrants to purchase an additional 5,262,500 Shares. If Mr. Yam chooses to exercise all these warrants, he will control 16.11% of our Common Stock. In addition, Mr. Yam, through Integrated Assets Management (Asia) Ltd, owns a convertible note that can be converted into 7,400,000 Shares.  If Mr. Yam chooses to convert the note to Shares and to exercise all his warrants, he will effectively control 19.25% of our outstanding shares.  As a result, Mr. Yam may have significant influence over our management, our decision-making process, our business strategy and affairs and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Mr. Yam’s interests may differ from those of other shareholders of the Company, and, Mr. Yam will have the ability to exercise influence over our business and may take actions that are not in our or our public shareholders’ best interests.  Furthermore, this concentration of ownership may have the effect of delaying or preventing a change in control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a change in control would benefit our other stockholders.

Our internal sales and marketing capability is limited and we may need to enter into alliances with others possessing such capabilities to commercialize our products internationally.

Currently our primary source of revenue is through the sales of disposable catheter treatment kits and mobile services in the U.S. Consequently, we are dependent upon our limited sales and marketing capability for the successful marketing of our Prolieve system. There can be no assurance that we will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our Prolieve system.

We intend to market our other products, if and when such products are approved for commercialization by the FDA or other regulatory authorities, either directly or through other strategic alliances and distribution arrangements with third parties. There can be no assurance that we will be able to enter into third-party marketing or distribution arrangements on advantageous terms or at all. To the extent that we do enter into such arrangements, we will be dependent on our marketing and distribution partners. In entering into third-party marketing or distribution arrangements, we expect to incur significant additional expense. There can be no assurance that, to the extent that we sell products directly or we enter into any commercialization arrangements with third parties, such third parties will establish adequate sales and distribution capabilities or be successful in gaining market acceptance for our products and services.

We do not manufacture the Prolieve system ourselves, and rely on a third-party supplier to supply us with the proprietary disposable catheters used with our Prolieve system.

The Prolieve systems we currently have in inventory were manufactured by Sanmina Corporation for Boston Scientific Corporation prior to our acquisition of the Prolieve assets, and we do not currently have an agreement with Sanmina for the production of additional Prolieve systems. Accordingly, if our current inventory becomes insufficient to meet the business growth in both the U.S. and international markets, we will have to engage Sanmina Corporation, or another manufacturer, to produce such additional systems. Further, the proprietary disposable catheter kits used with the Prolieve system are manufactured by Lake Regional Medical Center (formerly Accellent Inc.) in its facility in Mexico. Due to the complexity of these catheter kits, as well as FDA standards applicable to manufacturers of such kits, the Company has not identified an alternative supplier for these catheter kits. If, for any reason, we are unable to obtain new Prolieve systems manufactured by Sanmina Corporation, or we are no longer able to purchase the catheter kits from Lake Regional Medical Center in sufficient amounts, on an as-needed basis and on acceptable terms, or if either manufacturer becomes unable or unwilling to continue to supply us with new Prolieve systems and disposable catheter kits, it would have a material adverse effect on our business and operations. There can be no assurance that we could find new manufacturers to fulfill our needs, that any such manufacturer would be FDA approved, or that such manufacturers would be willing to provide us with the required products under commercially acceptable terms. If we are unable to find additional manufacturers and suppliers and it results in a disruption to our business, there would be a material adverse effect on our business and results of operations.

The slow pace of our APA 1000 Breast Cancer System’s Phase III clinical trials could result in additional delays and increased costs of completing the trials in the future.

Our main focus at this time is attaining profitability for our Prolieve business. Accordingly, we have allocated most of our resources to this goal, compounding this with the lack of funding the progress of the pivotal Phase III clinical trials of our APA 1000 breast cancer treatment system has been very slow. We estimate that the Phase III clinical trials will cost approximately $7,500,000. We currently do not have the financing in place to accelerate and complete these trials. There can be no assurance that such financings will be available at all, or on terms favorable to us. Further, there can be no assurance as to when, or even if, we will succeed in making Prolieve profitable. Our inability to do so may make it more difficult for us to raise funds for the pivotal Phase III clinical trial of the APA 1000. In the event that we are able achieve profitable Prolieve operations, there can be no assurance that we will be able to generate enough funds from the Prolieve business to finance the pivotal Phase III clinical trial. Furthermore, we cannot predict the effect of the slow pace of the pivotal Phase III trial could have on the costs and other critical aspects of the Phase III clinical trial. There is the risk that this uncertainty could negatively impact our business plans, and our ability to raise additional funds for further development of our APA 1000 business.

We may not receive regulatory approval from the U.S. Food and Drug Administration (“FDA”) to market the APA 1000.

Drugs and medical devices in the United States are regulated by the FDA, which requires that new medicines and medical devices be demonstrated to be both safe and effective. This is accomplished by conducting staged clinical trials that are subject to the FDA’s review, analysis and approval. While the Phase I and Phase II clinical trials for APA 1000 have been completed, and we received approval from the FDA and Health Canada to begin the pivotal Phase III clinical trials, as of today, a very limited number of patients out of a planned 238 person trial in the pivotal Phase III clinical trial, have been treated with APA 1000. There can be no assurance that our Phase III clinical trial will be completed, and if it is completed, that it will demonstrate APA 1000’s safety and efficacy, and that we will subsequently receive the FDA’s approval for us to commence marketing. In the event that we complete the pivotal Phase III clinical trial and receive FDA approval to market APA 1000, there can be no assurance that APA 1000 will be adopted for use by the healthcare industry, and that this business will be profitable. If the APA 1000 is not adopted for use by the healthcare industry, or we are not able to become profitable, it would have a material adverse effect on our business and results of operations.

We may not succeed in developing a meaningful market share of the benign prostatic hyperplasia (“BPH”) treatment markets with Prolieve, and our Prolieve business may not become profitable.

The BPH market is highly competitive, and is presently dominated by large, international pharmaceutical companies that promote the use of proprietary drugs to treat this condition. These companies, which include, Eli Lilly, Glaxo Smith Kline, Merck & Co., and others, aggressively market their drugs to primary care physicians, and to consumers through television, print, digital and other media. Because the market for BPH treatment is large and growing, and the manufacturers of these medications have made substantial investments in their development and marketing, we expect them to vigorously defend their market positions. In addition, we face strong competition from surgical and other minimally invasive treatment modalities. Although we have received a PMA from the FDA for our Prolieve system for the treatment of BPH, we can offer no assurance that the Prolieve system will be accepted by the medical community widely. Because our financial, marketing and sales resources are much smaller than those of the pharmaceutical companies, we are at significant competitive disadvantage, which will make it difficult for us to substantially expand our Prolieve business. Our inability to expand our Prolieve business achieve profitability and capture significant market share of the BPH treatment market will adversely affect us.

Recent health care reform laws in the U.S. could have a negative impact on our business.

Our business, financial condition, results of operations and cash flows could be significantly and adversely affected by recent healthcare reform legislation, including, most immediately, by the medical device excise tax that became effective on January 1, 2013.  The Patient Protection and Affordable Care Act and Health Care and Education Reconciliation Act of 2010 (the “Healthcare Reform Acts”) were enacted into law in March 2010.  As a company that operated in the United States, the Healthcare Reform Acts may materially impact our business and operations. Certain provisions of the Healthcare Reform Acts will not be effective for a number of years and there are many programs and requirements for which the details have not yet been fully established. Accordingly, it is unclear what the full impact will be from the Healthcare Reform Acts.

The Healthcare Reform Acts also contain a number of Medicare provisions aimed at improving quality and decreasing costs. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the Healthcare Reform Acts include a reduction in the annual rate of inflation for Medicare payments to hospitals that began in 2011 and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning in 2014. We cannot predict what healthcare programs and regulations will ultimately be implemented at the federal or state level, or the effect of any future legislation or regulation. However, any changes that lower reimbursement for our products or reduce medical procedure volumes could have a material adverse effect our business and results of operations.

Our APA 1000 system and future products utilizing the adaptive phased array technology depend on the license agreement with MIT, and our immunotherapy and gene therapy development and commercialization efforts utilizing the heat-activated gene technology depend on the license agreement with Duke University to permit us to use patented technologies.

Our success depends, in substantial part, on our ability to maintain our rights under license agreements that grant us the rights to use patented technologies. We have entered into a license agreement with MIT under which we have exclusive rights to commercialize medical treatment products and procedures based on MIT’s Adaptive Phased Array technology. The MIT license agreement contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet by certain deadlines. In October 2015, the Company entered into an exclusive license agreement with Duke University regarding heat-activated and tumor-targeted immunotherapy and gene therapy. The license agreement with Duke University pertains to the patent rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.  The Duke license agreement also contains license fee, royalty and/or research support provisions, testing and regulatory milestones, and other performance requirements that we must meet. If we breach these or other provisions of the license agreements, we could lose our ability to use the subject technologies   and it could have a material adverse effect on our business.

Further, we cannot guarantee that any patent or other technology rights licensed to us by others will not be challenged or circumvented successfully by third parties, or that the rights granted will provide adequate protection. We are aware of published patent applications and issued patents belonging to others, and it is not clear whether any of these patents or applications, or other patent applications of which we may not have any knowledge, will require us to alter any of our potential products or processes, pay licensing fees to others or cease certain activities. Litigation, which could result in substantial costs, may also be necessary to enforce any patents issued to or licensed by us or to determine the scope and validity of others’ claimed proprietary rights. We also rely on trade secrets and confidential information that we seek to protect, in part, by confidentiality agreements with our corporate partners, collaborators, employees, and consultants. We cannot guarantee that these agreements will not be breached, that, even if not breached, that they are adequate to protect our trade secrets, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known to, or will not be discovered independently by, competitors.

We may not be able to protect the intellectual property that is integral to our business, or we may be subject to claims of intellectual property infringement by third parties, either of which could have a material adverse effect on our business.

Much of our potential success and value lies in our ownership and use of intellectual property.  Our inability or failure to protect our intellectual property may negatively affect our business and value.  Our ability to compete effectively is dependent in large part upon the maintenance and protection of the intellectual property we own and licenses from MIT.  We will rely on patents, trademarks, trade secret and copyright law, as well as confidentiality procedures to establish and protect our intellectual property rights.  It may be possible for a third party to copy or otherwise obtain and use the proprietary technology presently owned by or licensed to us without authorization.  Policing unauthorized use of our intellectual property is difficult.  The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable.  In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside the United States.  Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others.  Such litigation could cause us to incur substantial costs and divert resources away from our business, which in turn could have a material adverse effect on our business, results of operations, financial condition and profitability.

We may be subject to damaging and disruptive intellectual property litigation.

Although we are not currently aware that our products or services infringe any published patents or registered trademarks, we may be subject to infringement claims in the future.  Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our business.

Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block us from providing its products and services in the United States and other jurisdictions and could cause us to pay substantial damages.  In the event of a successful claim of infringement, we may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide products or services, any of which could harm our business.

Intellectual property rights are difficult to enforce in China, which could harm our business.

Chinese commercial law is relatively undeveloped compared with the commercial law in many of our other major markets and limited protection of intellectual property is available in China as a practical matter.  We have formed a joint venture with Ideal Concepts Inc. to commercialize our products in the “Asia Pacific,” including China.  Accordingly, any local design, manufacture, distribution or marketing of products that we undertake in China could subject us to an increased risk that unauthorized parties will be able to copy or otherwise obtain or use our intellectual property, which could harm our business. We may also have limited legal recourse in the event we encounter patent or trademark infringers, which could have a material adverse effect on our business and results of operations.

Our business is subject to numerous and evolving state, federal and foreign regulations and we may not be able to secure the government approvals needed to develop and market our products.

Our research and development activities, pre-clinical tests and clinical trials, and ultimately the manufacturing, marketing and labeling of our products, are all subject to extensive regulation by the FDA and foreign regulatory agencies.  Pre-clinical testing and clinical trial requirements and the regulatory approval process typically take years and require the expenditure of substantial resources.  Further, additional government regulation may be established that could prevent or delay regulatory approval of our product candidates.  Delays or rejections in obtaining regulatory approvals would adversely affect our ability to commercialize any product candidates and our ability to generate product revenues or royalties.

The FDA and foreign regulatory agencies require that the safety and efficacy of product candidates be supported through adequate and well-controlled clinical trials. If the results of pivotal clinical trials do not establish the safety and efficacy of our product candidates to the satisfaction of the FDA and other foreign regulatory agencies, we will not receive the approvals necessary to market such product candidates.

Even if regulatory approval of a product candidate is granted, the approval may include significant limitations on the indicated uses for which the product may be marketed. In addition, we are subject to inspections and regulations by the FDA. Medical devices must also continue to comply with the FDA’s Quality System Regulation, or QSR. Compliance with such regulations requires significant expenditures of time and effort to ensure full technical compliance. The FDA stringently applies regulatory standards for manufacturing.

We are subject to the periodic inspection of our clinical trials, facilities, procedures and operations and/or the testing of our products by the FDA to determine whether our systems and processes are in compliance with FDA regulations. Following such inspections, the FDA may issue notices on Form 483 and warning letters that could cause us to modify certain activities identified during the inspection. A Form 483 notice is generally issued at the conclusion of an FDA inspection and lists conditions the FDA inspectors believe may violate FDA regulations. FDA guidelines specify that a warning letter is issued only for violations of “regulatory significance” for which the failure to adequately and promptly achieve correction may be expected to result in an enforcement action.

Failure to comply with FDA and other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production and/or distribution, suspension of the FDA’s review of product applications, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted product approvals. Although we have internal compliance programs, if these programs do not meet regulatory agency standards or if our compliance is deemed deficient in any significant way, it could have a material adverse effect on the Company.

We are also subject to record keeping and reporting regulations, including FDA’s mandatory Medical Device Reporting, or MDR, regulation. Labeling and promotional activities are regulated by the FDA and, in certain instances, by the Federal Trade Commission.

Many states in which we do or in the future may do business or in which our products may be sold impose licensing, labeling or certification requirements that are in addition to those imposed by the FDA. There can be no assurance that one or more states will not impose regulations or requirements that have a material adverse effect on our ability to sell our products.

In many of the foreign countries in which we may do business or in which our products may be sold, we will be subject to regulation by national governments and supranational agencies as well as by local agencies affecting, among other things, product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. There can be no assurance that one or more countries or agencies will not impose regulations or requirements that could have a material adverse effect on our ability to sell our products.

Failure to comply with applicable regulatory requirements, can result in, among other things, warning letters, fines, injunctions and other equitable remedies, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant approvals, pre-market clearance or pre-market approval, withdrawal of approvals and criminal prosecution of the Company and its employees, all of which would have a material adverse effect on our business.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Our business operations in countries outside the United States, for example through our Chinese joint venture, may be subject to anti-corruption laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business.  We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

The success of our products may be harmed if the government, private health insurers and other third-party payors do not provide sufficient coverage or reimbursement.

Our current and future revenues are subject to uncertainties regarding health care reimbursement and reform.  Our ability to commercialize our new cancer treatment system successfully will depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other third-party payors.  The reimbursement status of newly approved medical products is subject to significant uncertainty.  We cannot guarantee that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for us to realize an appropriate return on our investment in developing new therapies.  Government, private health insurers, and other third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products approved for marketing by the FDA.  Accordingly, even if coverage and reimbursement are provided by government, private health insurers, and third-party payors for uses of our products, market acceptance of these products would be adversely affected if the reimbursement available proves to be unprofitable for health care providers.  We may be unable to sell our products on a profitable basis if third-party payers deny coverage, or provide low reimbursement rates.

Our products may not achieve sufficient acceptance by the medical community to sustain our business.

Although we have received a PMA from the FDA for our Prolieve system for the treatment of BPH, we can offer no assurance that the Prolieve system will be accepted by the medical community widely. Our breast cancer treatment development project using the APA technology is currently in Phase III clinical trials. It may prove not to be effective in practice. If testing and clinical practice do not confirm the safety and efficacy of our systems or, even if further testing and practice produce positive results but the medical community does not view these new forms of treatment as effective and desirable, our efforts to market our new products may fail, with material adverse consequences to our business.

We face intense competition and the failure to compete effectively could adversely affect our ability to develop and market our products.

There are many companies and other institutions engaged in research and development of various technologies, both for prostate disease and cancer treatment products that seek treatment outcomes similar to those that we are pursuing.  We believe that the level of interest by others in investigating the potential of possible competitive treatments and alternative technologies will continue and may increase.  Potential competitors engaged in all areas of BPH and cancer treatment research in the United States and other countries include, among others, major pharmaceutical, specialized technology companies, and universities and other research institutions.  Most of our competitors and potential competitors have substantially greater financial, technical, human and other resources, and may also have far greater experience, than do we, both in pre-clinical testing and human clinical trials of new products and in obtaining FDA and other regulatory approvals.  One or more of these companies or institutions could succeed in developing products or other technologies that are more effective than the products and technologies that we have been or are developing, or which would render our technology and products obsolete and non-competitive.  Furthermore, if we are permitted to commence commercial sales of any of our products, we will also be competing, with respect to manufacturing efficiency and marketing, with companies having substantially greater resources and experience in these areas.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage and the value of our assets.

We currently carry product liability insurance in the amount of $5,000,000, which may be inadequate to satisfy liabilities we may incur.  Any claim brought against us, regardless of its merit, could result in the increase of our product liability insurance rates or our inability to obtain future coverage on acceptable terms, or at all.  In addition, if our product liability coverage is inadequate to pay a damage award, we would have to pay any shortfall out of our assets, which may be insufficient, or by securing additional funds, of which there can be no assurance.  Even a meritless or unsuccessful product liability claim made against us could harm our reputation, cause us to incur significant legal fees and result in the diversion of management’s attention from managing our business.  Any of these occurrences or events would have a material adverse effect on our business.

Our Relationship with Ideal Concepts Inc. could cause us to effectively transfer rights to our technology in major markets in Asia, and to lose rights to sell and market our products in Asia.

In 2013 we formed a joint venture agreement with Ideal Concept Inc. to form Medifocus Holdings LLC. Medifocus Holdings LLC is subject to a variety of risks including, without limitation, obtaining adequate financing to operate the business, recruiting management with expertise to market, promote, and produce products and having the capability of obtaining required regulatory approvals from various foreign governments in order sell products.  Our right to receive royalties from the sale of products by Medifocus Holdings LLC will prove to be worthless if there are no sales. Pursuant to the terms of our joint venture agreement, our equity ownership in Medifocus Holdings LLC had been reduced over the last two years and was eventually bought out in March 2016.

We could have disagreements with Ideal Concepts Inc. over the territory covered by the joint venture, and over other key aspects of the joint venture.

The territory covered by the joint venture is described as “Asia Pacific”, which is not defined in the agreement.  In addition, other important aspects, terms and conditions of the joint venture are absent or unclear in the agreement establishing the joint venture.   Accordingly, we could have disagreements with Ideal Concepts Inc. over rights and responsibilities of Ideal Concepts Inc. and us, as well as on other issues.  If not resolved, these issues could have adverse consequences on the joint venture, make it difficult or impossible to sell products, result in litigation and cause us to incur substantial liabilities.

Damage to our reputation, for whatever reason, could have a material adverse effect on our business.

Our ability to market and sell Prolieve, APA 1000 and new products in major world markets, including the United States,  could be adversely affected in the future by negative publicity resulting from, among others, the joint venture, adverse regulatory decisions by international bodies related to our products, controversy surrounding our products and the businesses activities of the joint venture, litigation arising from the joint venture and use of products,  over which we will have very little, if any, control.

We have elected to use the extended transition period for complying with new or revised accounting standards.

Pursuant to Section 107(b) of the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company.” This election will permit, but not require, us to delay the adoption of new or revised accounting standards that will have different effective dates for public and private companies until those standards apply to private companies. Consequently, our financial statements may not be comparable to companies that comply with public company effective dates.

Our Shares are deemed to be “Penny Stocks,” which means that there are significant restrictions on stockbrokers and dealers recommending our Shares for purchase.

Our common stock is considered to be a “penny stock” pursuant to the rules promulgated under Section 15(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As a result, our securities are subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in the sale of  shares of penny stock to persons other than established customers or “accredited investors” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”)).  Under such rules, a broker-dealer must, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market.  A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from the penny stock rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that is subject to the penny stock rules.  Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our securities, and limit the current investors’ ability to sell their shares of our common stock.

We may never pay dividends.

We have never declared or paid any dividends on our Shares since our inception.  We do not intend to pay cash dividends on our Shares for the foreseeable future, and currently intend to retain any future earnings to fund the development and growth of our business.  The payment of cash dividends, if any, on the Shares will rest solely within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, financial condition, and other relevant factors.  We currently intend to use any revenues, as well as proceeds from any financings, to assist us in obtaining our business objectives, and not for the payment of any dividends upon our Shares.

Shareholders may suffer dilution of the value of their Shares by our issuance of additional Shares in the future.

As of September 30, 2016, we have outstanding debt, warrants and options that are convertible or exchangeable into 63,272,050 Shares.  Additionally, we may sell and issue additional Shares, or other securities that are convertible into Shares, in the future, in order to raise funds and for other purposes. The issuance of additional Shares, whether through the conversion of convertible notes, the exercise of warrants or options, or an issuance of Shares in connection with a financing, will dilute our current shareholders’ ownership in the Company, and will reduce shareholders’ voting power proportionally.

Future sales of Shares, securities convertible into Shares, and other securities may negatively affect our stock price.

Future sales of Shares and/or other securities that are convertible into Shares could have a significant negative effect on the market price of our Shares, and the number of Shares outstanding could increase substantially. This increase, in turn, could dilute future earnings per share. Dilution and the availability of a large amount of securities for sale, and the possibility of additional issuances and sales of Shares or other classes of securities may negatively affect both the trading price and liquidity of our Shares.

The market for our Shares is, and may continue to be, limited and highly volatile, which may generally affect any future price of our Shares.

The lack of an orderly market for our common stock may negatively affect the volume of trading and market price for our common stock.

Historically, the volume of trades for our Shares has been limited.  Moreover, the prices at which our Shares have traded have fluctuated widely on a percentage basis.  There can be no assurance as to the prices at which our Shares will trade in the future, although they may continue to fluctuate significantly.  Prices for our Shares will be determined in the marketplace and may be influenced by many factors, including, without limitation, the following:

•

the depth and liquidity of the markets for our Shares;

•

investor perception of the Company and the industry in which we participate;

•

general economic and market conditions;

•

statements or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us specifically, as has occurred in the past;

•

quarterly variations in our results of operations;

•

general market conditions or market conditions specific to technology industries; and

•

domestic and international macroeconomic factors.

An active trading market for the Shares may not exist in the future. Even if a market for our Shares continues to exist, investors may not be able to resell their Shares at or above the purchase price for which such investors purchased such Shares.

In addition, the stock market has recently experienced extreme price and volume fluctuations.  These fluctuations are often unrelated to the operating performance of the specific companies.  As a result of the factors identified above, a stockholder (due to personal circumstances) may be required to sell its Shares at a time when our stock price is depressed due to random fluctuations, possibly based on factors beyond our control.

11.

Critical Accounting Policies

A “critical accounting policy” is one that is both important to the portrayal of our financial condition and results of operations and that requires management’s most difficult, subjective or complex judgments. Such judgments are often the result of a need to make estimates about the effect of matters that are inherently uncertain. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

A summary of our critical accounting policies, including those that require the use of significant estimates and judgment, follows. A more comprehensive description of all of our significant accounting policies is contained in Note 1 to our unaudited consolidated interim financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. In the accompanying unaudited consolidated interim financial statements, estimates are used for, but not limited to, stock-based compensation, allowance for doubtful accounts, accruals for estimated product returns, allowance for inventory obsolescence, allowances for contingencies, value of contingent consideration, deferred taxes and valuation allowance, and the depreciable lives of tangible and intangible assets. Actual results could differ from those estimates.

Revenue Recognition

The Company sells products that are used in the treatment of Benign Prostate Hyperplasia. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve consoles and catheters upon shipment delivery to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company's estimate for returns is based upon its historical experience with actual returns. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals. We record a provision for estimated returns in the same period as the related revenue is recorded. The provision for estimated sales returns is based on historical sales returns, analysis of credit memo data and specific customer-based circumstances.

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters.  Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations.  The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest.  The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.   We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Research and Development Expenses

Research and development costs are expensed as incurred.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved. The changes in fair value are recognized in earnings.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Current Accounting Pronouncements

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for the Company beginning April 1, 2016 and has been applied retrospectively, wherein the balance sheet as of September 30, 2016 and March 31, 2016 is adjusted to reflect the period-specific effects of applying the amended guidance. The Company included $42,800 and $91,698 of debt issuance costs recorded in the Unaudited Condensed Interim Consolidated Statements of Financial Position that have been presented as a direct deduction from the debt liability of the convertible notes payable discussed in Note 6. The adoption of the amended guidance did not have an impact on the Company's Unaudited Condensed Interim Consolidated Statements of Operations.

12.

Financial Instruments

Fair Value Measurements

The Company’s unaudited condensed interim consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value.  Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date.  U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value.  These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Interest Rate Risk

Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market interest rates would have a significant impact on their realized value.  The interest rates on our various outstanding debt instruments, including promissory and convertible notes, are fixed.  Because of the fixed rates, a change in market interest rates would not have a material impact on interest expense associated with the debt.

Exchange Rate Risk

The Company’s reporting currency is the U.S. dollar and, accordingly, the Company reports its financial results in U.S. dollars.  The Company’s functional currency and that of its wholly owned subsidiary is the U.S. dollar.   Therefore, because certain financial transactions are denominated in Canadian dollars, we report those transactions in U.S. dollars using prevailing exchange rates at the time of the transaction.  Transaction gains and losses on the settlement of these transactions, and on outstanding receivables and payables that are denominated in Canadian dollars, are included in the determination of our net loss.

Equity Price Risk

Historically, the Company has issued equity securities, and equity-linked securities such convertible debt, stock purchase warrants and stock options, to investors, employees and vendors. Equity and equity-linked securities are initially recorded in our financial statements at their fair values, and depending on the nature of the security may require periodic re-measurement at fair value. Changes in the market price of our common stock can have an impact on the value of the securities issued which could have a direct impact on those fair values, earnings, and cash flow.

13.

Summary of Quarterly Results

The following table sets forth, for the quarters indicated, information relating to the Company’s revenue, net loss and loss per common shares.

	Revenues	Net Loss	Basic and Diluted EPS
December 31, 2014	895,973	(1,296,750)	(0.01)
March 31, 2015	1,032,320	(1,087,335)	(0.01)
June 30, 2015	1,125,010	(1,028,069)	(0.01)
September 30, 2015	1,221,856	(1,298,178)	(0.01)
December 31, 2015	1,136,755	(1,379,041)	(0.01)
March 31, 2016	1,136,815	(1,208,261)	(0.01)
June 30, 2016	1,186,855	(594,075)	(0.00)
September 30, 2016	940,109	(502,098)	(0.00)

For further quarterly financial information, please refer to the Company’s unaudited condensed interim consolidated financial statements that have been filed on SEDAR.com

14.

Transactions with Related Parties

The management team and directors, along with their remuneration for the six months ended September 30, 2016 is presented below:

Individual	Position	Cash	Options	Shares	Total
Grant B. Walsh	Director	$ 10,000(2)			$ 10,000
Dr. Augustine Y. Cheung (1)	CEO	$ 25,000			$ 25,000
Joseph S. C. Chan	Director	$ 10,000(2)			$ 10,000
Dr. Augustine P. Y. Chow	Director	$ 10,000(2)			$ 10,000
Raymond Tong	Director	$ 10,000(2)			$ 10,000
Mirsad Jakubovic	CFO	$ 32,917(2)			$ 32,917

(1) In September 2016, Dr. Augustine Y. Cheung resigned his position as the Chief Executive Officer of Company, effective on September 30, 2016. Subsequently, the Company appointed William Jow, M.D. to the position of Chief Executive Officer, effective October 1, 2016,

(2) The cash compensation to the directors and officers have been accrued but not paid.

15.

Commitments

On January 16, 2006 Celsion purchased from Celsion Corporation (USA) all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed US $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada.  The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

Future minimum payments under operating leases for office space and vehicles are as follows:

2017	$226,960
2018	$134,945

16.

Contingencies

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company currently does not have insurance policies that may provide coverage against certain claims.

17.

Other MD&A Disclosure

Outstanding Share Data as of November, XXX, 2016

	Number or Principal Amount Outstanding	Maximum Number of Common Shares Issuable, if Convertible, Exercisable or Exchangeable
Common Shares	184,984,215	N/A
Stock Options	10,100,000	10,100,000
Convertible debenture	22,160,000	22,160,000
Warrants outstanding	31,012,050	31,012,050
Maximum common shares outstanding		248,256,265

18.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or reasonably likely to have, a current or future effect upon the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

19.

Proposed transactions

The Company has not entered into any significant transaction, nor is it currently reviewing any such transaction, which requires board approval, shareholder approval or regulatory approval that has not been discussed within this MD&A.

20.

Current Accounting Pronouncements Not Effective

ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016. We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  The Company is currently evaluating this guidance to determine the impact it may have the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the taxpaying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements.

ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017.  The guidance is not expected to have a material impact on the Company’s Condensed Interim Consolidated Financial Statements.

21.

Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and includes, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As required under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on such evaluation, we have concluded that, as of such date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

22.

Internal controls over Financial Reporting

Our management has evaluated, with the participation of our Chief Executive Officer and our Chief Financial Officer, changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the six months ended September 30, 2016. In connection with such evaluation, there have been no changes to our internal control over financial reporting that occurred during the six months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

23.

Approvals

The Directors of the Company have approved the disclosure contained in this MD&A and a copy will be provided to anyone who requests it.

Condensed Interim Consolidated Financial Statements

Medifocus Inc.

For the three and six months ended September 30, 2016 and September 30, 2015

Management's Responsibility for the Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of Medifocus Inc. (the "Company") are the responsibility of management and have been approved by the Board of Directors.

The unaudited condensed interim consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed interim consolidated financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the date of the reporting period. In the opinion of management, the unaudited condensed interim consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with

U.S. GAAP.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"William Jow"

"Mirsad Jakubovic"

Dr. William Jow

Mirsad Jakubovic

Chief Executive Officer

Chief Financial Officer

Notice of no Auditor Review of Interim Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The Company's independent auditor has not performed a review of these financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in U.S. dollars)

	September 30, 2016	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$ 110,155	$ 113,946
Accounts receivable, net	647,660	660,637
Inventory, net	79,231	62,554
Other assets	13,617	14,214
Total Current Assets	850,663	851,351
Property and equipment, net	440,602	510,141
Deposits	271,330	271,330
Intangible assets, net	1,397,014	1,520,120
Total Assets	$ 2,959,609	$ 3,152,942
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$ 616,378	$ 864,022
Accrued expenses	723,475	797,141
Accrued interest payable	1,418,525	1,082,502
Promissory notes payable	672,166	274,890
Payable to Boston Scientific Corporation	1,470,691	1,257,995
Contingent consideration, current portion	496,236	461,211
Convertible notes payable (net of discount and deferred fees)	5,364,534	4,939,138
Total Current Liabilities	10,762,005	9,676,899
Contingent consideration	115,476	297,742
Total liabilities	10,877,481	9,974,641
Commitments and contingencies (Note 8)
Stockholders’ deficit:
Common stock (no par value, unlimited shares authorized, 184,984,215 shares issued and outstanding as of September 30, 2016 and
March 31, 2016, respectively.	14,295,388	14,295,388
Additional paid-in capital	10,744,777	10,744,777
Accumulated deficit	(32,958,037)	(31,861,864)
Total Stockholders’ Deficit	(7,917,872)	(6,821,699)
Total Liabilities and Stockholders’ Deficit	$ 2,959,609	$ 3,152,942

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(in U.S. dollars)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2016	2015	2016	2015
Sales
Products	$ 468,330	$ 357,006	$ 883,849	$ 684,094
Services	471,779	779,354	1,243,115	1,577,276
Total Sales	940,109	1,136,360	2,126,964	2,261,370
Costs of Sales
Products	232,551	172,977	429,627	348,870
Services	342,527	641,284	861,200	1,296,102
Total Costs of Sales	575,078	814,261	1,290,827	1,644,972
Gross Profit	365,031	322,099	836,137	616,398

Operating Expenses
Research and development	78,694	161,903	177,153	244,546
Sales and marketing	41,946	409,530	56,673	662,897
General and administrative	345,107	708,473	875,134	1,303,470
Total Operating Expenses	465,747	1,279,906	1,108,960	2,210,913
Loss from Operations	(100,716)	(957,807)	(272,823)	(1,594,515)

Other Income (Expense)
Interest and discount accretion	(390,065)	(343,758)	(768,821)	(685,013)
Loss from change in fair value of
contingent consideration	(27,905)	(44,492)	(65,455)	(81,639)
Foreign exchange gain	16,588	47,879	10,926	34,920
Total Other Income (Expense)	(401,382)	(340,371)	(823,350)	(731,732)
Net Loss	$ (502,098)	$ (1,298,178)	$ (1,096,173)	$ (2,326,247)
Net Loss per share basic and diluted	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average common shares
outstanding—basic and diluted	184,984,215	166,292,120	184,984,215	157,398,677

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Six months ended September 30,
	2016	2015
Net Loss	$ (1,096,173)	$ (2,326,247)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196,242	180,136
Accretion of deferred financing costs and debt discount	425,396	386,575
Loss on change in fair value of contingent consideration	65,455	81,639
(Recovery) provision for bad debts and warranties	(69,711)	330
Changes in operating assets and liabilities
Decrease in accounts receivable	60,648	163,034
(Increase) in inventory	(16,677)	(67,384)
Decrease in other current assets	597	1,321
(Increase) in deposits	—	(50,000)
(Decrease) increase in accounts payable	(247,644)	384,323
(Decrease) increase in accrued expenses	(47,239)	125,095
Increase in accrued interest	339,838	215,253
Net cash used in operating activities	(389,268)	(905,925)

INVESTING ACTIVITIES:
Payments for fixed assets	(3,597)	—
Net cash used in investing activities	(3,597)	—

FINANCING ACTIVITIES:
Proceeds from notes payable	400,000	—
Net cash provided by financing activities	400,000	—
Effect of exchange rate changes on cash and cash equivalents	(10,926)	(31,755)
(DECREASE) IN CASH AND CASH EQUIVALENTS	(3,791)	(937,680)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	113,946	1,312,479
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$ 110,155	$ 374,799
Cash paid for interest	$ 3,228	$ 40,000

NON CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common shares issuable	$ —	$ 1,561,000
Accrued expense settled with common shares issuable	$ —	$ 140,452

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(in U.S. dollars)

						Total
	Common Stock	Common Stock	Common Stock	Additional	Accumulated	Stockholders’
	Shares	Amount	Issuable	Paid-in Capital	Deficit	Deficit
Balance at April 1, 2015	127,542,120	$ 12,782,563	$ 1,561,000	$ 9,659,740	$ (26,900,315)	$ (2,897,012)
Issuance of common shares issuable	38,750,000	1,561,000	(1,561,000)	—	—	—
Net loss	—	—	—	—	(1,028,069)	(1,028,069)
Balance at June 30, 2015	166,292,120	14,343,563	—	9,659,740	(27,928,384)	(3,925,081)
Common shares issuable for debt	—	—	140,452	—	—	140,452
Net loss	—	—	—	—	(1,298,178)	(1,298,178)
Balance at September 30, 2015	166,292,120	$ 14,343,563	$ 140,452.00	$ 9,659,740	$ (29,226,562)	$ (5,082,807)

Balance at April 1, 2016	184,984,215	$ 14,295,388	$ —	$ 10,744,777	$ (31,861,864)	$ (6,821,699)
Net loss	—	—	—	—	(594,075)	(594,075)
Balance at June 30, 2016	184,984,215	14,295,388	—	10,744,777	(32,455,939)	(7,415,774)
Net loss	—	—	—	—	(502,098)	(502,098)
Balance at September 30, 2016	184,984,215	$ 14,295,388	$ —	$ 10,744,777	$ (32,958,037)	$ (7,917,872)

See accompanying notes to unaudited condensed interim consolidated financial statements.

MEDIFOCUS, INC.

NOTES TO UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

1.

BUSINESS, LIQUIDITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Current Financial Condition

Medifocus Inc. (the “Company” or “Medifocus”) was incorporated under the Business Corporations Act (Ontario) on April 25, 2005. Medifocus develops and commercializes minimally invasive focused heat systems for the treatment of cancerous and benign tumors, and enlarged prostate, medically known as Benign Prostate Hyperplasia (“BPH”).

The Company owns two focused heat technology platforms with comprehensive US and international patent protection:

•

The Endo-thermotherapy Platform-from which Prolieve was developed, can potentially be used to treat cancers in prostate, as well as rectal, cervical and esophageal cancers, and

•

The Adaptive Phased Array (“APA”) Microwave Focusing Platform-invented by MIT, licensed to Medifocus, directs precisely focused microwave energy at tumor center to induce shrinkage or eradication of tumors without undue harm to surrounding tissue.  The Company’s APA 1000 Breast Cancer Treatment System, developed from the APA technology platform is currently in pivotal Phase-III clinical trials.

•

In addition to the two focused heat technology platforms, the Company entered into an exclusive license agreement with Duke  University  regarding  Heat-Activated  and  Tumor-Targeted  Immunotherapy  and Gene Therapy.  The exclusive license agreement pertains to the Patent Rights of a Duke invention for the development  of  heat-activated  and  tumor- targeted  immunotherapy and gene therapy for the treatment of cancers and other diseases.

Going Concern Consideration

Effective April 1, 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205- 40), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the financial statements are issued. Management’s evaluations are based on relevant conditions and events that are known and reasonably to be knowable as of November 29, 2016.  Based on the following, management believes that it is probable the Company will be unable to meets obligations as they come due within one year that the financial statements are issued.

The Company’s operations are subject to certain risks and uncertainties including, among others, current and potential competitors with greater resources, lack of operating history and uncertainty of future profitability and possible fluctuations in financial results. Since inception, the Company has incurred substantial operating losses, principally from expenses associated with the Company’s Prolieve operation, research and development, financing activities. The Company believes these expenditures are essential for the commercialization of its technologies. The Company expects its operating losses to continue for the foreseeable future as it continues its Prolieve sales and marketing activities and new product development efforts. Due to continued substantial operating losses, there is substantial doubt regarding the Company's ability to continue as a going concern. The Company’s ability to achieve profitability is dependent upon its ability to operate its Prolieve business profitably and to obtain governmental approvals, produce, and market and sell its new product candidates. There can be no assurance that the Company will be able to commercialize its technology successfully or that profitability will ever be achieved. The operating results of the Company have fluctuated significantly in the past. The   Company expects that its operating results will fluctuate significantly in the future and will depend on a number of factors, many of which are outside the Company’s control.

The Company’s current liabilities exceed its current assets by $9,911,342. The Company will need substantial additional funding in order to sustain its operation, to complete the development, testing and commercialization of its product candidates. The commitment to these projects will require additional funding, until the Company is able to generate sufficient cash flow from the sale of one or more of its products to support its continued operations. If adequate funding is not available, the Company may be required to delay, scale back or eliminate certain aspects of its operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force it to relinquish rights to certain of its technologies, products or potential markets or that could impose onerous financial or other terms. Furthermore, if the Company cannot fund its ongoing development and other operating requirements, particularly those associated with its obligations to conduct clinical trials under its licensing agreements, it will be in breach of these licensing agreements and could therefore lose its license rights, which could have material adverse effects on its business.

Additionally, the Company is not in compliance with the provisions of outstanding debt agreements, and it has not remitted quarterly royalty payments to Boston Scientific Corporation pursuant to the terms of its purchase agreement for Prolieve. The Company has not paid interest owing to certain holders of the convertible debentures, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

Management is continuing its efforts to obtain additional funds through equity financing and through the negotiation of debt agreements to ensure that the Company can meet its obligations and sustain operations. Additionally, the Company is reducing costs of operations, as the Company is eliminating certain positions that do not hold value to the Company.

The unaudited condensed interim consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed interim consolidated financial statements of Medifocus, Inc. have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiary Celsion (Canada) Inc. All intercompany transactions have been eliminated. There were no transactions for Celsion (Canada) Inc. for the six month period ended September 30, 2016 and 2015.

Unless otherwise noted, all references to “$” or “dollar” refer to the United States dollar. The Company operates in a single business segment, focused heat systems for targeted thermotherapy of surface, subsurface and deep seated localized and regional cancers.

Substantially all of the Company’s revenue is generated, and assets are located, in the United States.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The consolidated financial statements include significant estimates for the expected economic life and value of our licensed technology, allowance for doubtful accounts, value of contingent consideration, value of our debt issuances, accruals for estimated product returns, allowance for inventory obsolescence, allowance for our net operating loss carry forward and related valuation allowance for tax purposes and our stock-based compensation related to employees and directors, consultants and advisors. Because of the use of estimates inherent in the financial reporting process, actual results could differ significantly from those estimates.

Credit Concentration

The Company’s customers are primarily physicians and physician organizations in the U.S.  For the six month period ended September 30, 2016 and 2015 no individual customer represented more than 10% of revenues.

Vendor Concentration and Deposits

The Company currently purchases 100% of its Prolieve catheter inventory from one supplier. Alternative suppliers and alternative catheters are not currently available. The Company maintains a deposit of $221,330 with its vendor. The Company maintains an additional deposit of $50,000 with a separate vendor to perform work for the Company at a later unspecified date.

Fair Value Measurements

The Company’s consolidated statements of financial position include various financial instruments (primarily cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and notes payable) recorded at cost, which approximates their fair value. Fair value is the price that would be received from the sale of an asset or paid to transfer a liability assuming an orderly transaction in the most advantageous market at the measurement date. U.S. GAAP establishes a hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used in measuring fair value. These tiers include:

•

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

•

Level 2—Observable market-based inputs other than quoted prices in active markets for identical assets or liabilities.

•

Level 3—Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In connection with the acquisition of Prolieve, the Company owes additional purchase consideration of up to $2.5 million (contingent consideration) based on the sales of Prolieve products after their acquisition. The contingent consideration is measured at fair value on  a recurring basis using level 3 inputs, and the fair value is determined using unobservable inputs such as the discount rate. The change in the fair value of the contingent consideration of $27,905 and $44,492 for the three month periods ended September 30, 2016 2015 and $65,455 and $81,639 for the six month periods ending September 30, 2016, respectively, is reflected as “loss from change in fair value of contingent consideration” in the accompanying unaudited condensed interim consolidated statements of operations. See note 2.

The Company has no financial assets and liabilities measured at fair value on a non-recurring basis. The Company’s long-lived assets are measured at fair value on a non-recurring basis only when an impairment is deemed to occur.

Fair Value of Financial Instruments

The carrying amounts of financial instruments classified as current assets or liabilities, including accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. All interest bearing and non-interest bearing accounts are guaranteed by the FDIC up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this to be a normal business risk.

Accounts Receivable

The Company extends credit to customers on an unsecured basis and payment terms are typically 30 days from delivery or service. The Company’s receivables are primarily related to Prolieve products and services.  Management uses the aging account method to assess the company’s allowance for doubtful accounts. The aging account method uses the number of days outstanding for the underlying invoices that have been past due.  Receivables are written off when it is determined that the underlying invoices are uncollectible.

The Company maintained an allowance for doubtful accounts of $34,420 and $77,917 as of September 30, 2016 and March 31, 2016, respectively.  Accounts receivable consisted of the following as of September 30, 2016 and March 31, 2016:

	September 30, 2016	March 31, 2016
Accounts receivable	$ 682,080	$ 738,554
Allowance for doubtful accounts	(34,420)	(77,917)
	$ 647,660	$ 660,637

Inventory

Inventory is valued at the lower of cost or market and consists primarily of console units and single-use treatment catheters.  Current inventory of catheters consists of the direct costs of acquiring the inventory from vendors. Non-current inventory of console units, which were originally held for sale, were classified as property & equipment during the year ended March 31, 2016 as the Company began using the console units in operations. The carrying amount was adjusted prior to the transfer of the assets for any depreciation expense that would have been recognized since acquisition had the asset been classified as held for sale.

Inventory is relieved using the first-in, first-out method and consists of the following at September 30, 2016 and March 31, 2016.

	September 30, 2016	March 31, 2016
Current inventory - Catheters	$ 73,231	$ 62,554

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the related assets, ranging from three to seven years, using the straight-line method. Major renewals and improvements are capitalized and ordinary repairs and maintenance are expensed as incurred.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model.

Contingent Consideration

In accordance with ASC 805, upon the purchase of Prolieve, the Company recognized a contingent consideration obligation as part of the consideration transferred in exchange for the acquired business. The initial measurement of the contingent consideration obligation was based on its estimated fair value. The contingent consideration obligation has been re-measured to fair value at each reporting date and will continue to be re-measured until the contingency is resolved, which is estimated to be during the year ended March 31, 2018. The changes in fair value are recognized in earnings. The contingent consideration obligation outstanding totaled $611,712 and $758,953 as of September 30, 2016 and March 31, 2016, respectively.

Intangible Assets

Intangible assets consist of intellectual property and customer relationships for our Prolieve business acquired in July 2012. These intangible assets were originally recorded at fair value and are amortized on a straight line basis over their estimated useful lives of 10 years. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in a manner similar to that for property and equipment.

Revenue Recognition

The Company sells products and provides services which are used in the treatment of BPH. The Company recognizes revenue, net of sales taxes, from the sale of Prolieve consoles and catheters upon shipment to the customer. Revenue from the sale of products is measured at the fair value of the consideration received or receivable, net of any estimated returns. Revenue from the mobile service is recognized upon completion of the services, which is generally upon treatment of the patient.

The Company does not have a return policy that allows customers to return product, however the company has allowed returns on a limited customer by customer basis. The Company’s estimate for returns is based upon its historical experience with actual returns, however such returns have historically been limited. While such experience has allowed for reasonable estimation in the past, history may not always be an accurate indicator of future returns. The Company continually monitors its estimates for returns and makes adjustments when it believes that actual product returns may differ from the established accruals, if any. We record a provision for estimated returns in the same period as the related revenue is recorded.

Costs of Sales—Products

Costs of goods sold primarily include the cost of products sold to customers on a first-in first-out basis, along with amortization expense of our intellectual property, warranty costs, warehousing costs, freight and handling charges. Warehousing costs include payroll and benefit costs.

Costs of Sales—Services

Costs of services consist primarily of the costs to provide mobile services to our patients, including catheter cost, amortization expense of our intellectual property, depreciation of our mobile consoles and vehicle fleet, and payroll and benefit costs.

Product Warranty Liabilities

Prolieve products are covered by warranties against defects in material and workmanship for periods of up to 12 months. We record a liability for warranty claims at the time of sale based on the trend in the historical ratio of product failure rates, material usage and service delivery costs to sales, the historical length of time between the sale and resulting warranty claim and other factors. The accrued liability for warranty provisions was approximately $16,000 and $38,000 as of September 30, 2016 and March 31, 2016, respectively.

Research and Development Expenses

Research and development costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax asset and liabilities of a change in tax rates is recognized in results of operations in the period that the tax rate change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position taken would be sustained in a tax examination, presuming that a tax examination will occur. The Company recognizes interest and/or penalties related to income tax matters in the income tax expense category.

Stock-Based Compensation

Compensation costs for all stock-based awards is measured at fair value on the date of the grant using an option pricing model and is recognized over the service period for awards expected to vest. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Profit Sharing Plan

The Company sponsors a defined contribution retirement plan through a Section 401(k) profit sharing plan. Employees may contribute up to 15% of their pre-tax compensation. Participants are eligible for matching Company contributions up to 3% of eligible compensation dependent on the level of voluntary contributions. Company matching contributions totaled $6,793 and $14,966 for the three month periods ended September 30, 2016 and 2015 and totaled $17,032 and $27,943 for the six month periods ended September 30, 2016, respectively.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common shareholders by the weighted-average number of shares of common shares outstanding during the period.

For periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all dilutive potential common shares is anti-dilutive due to the net losses. Outstanding stock options of 10,100,000 and 8,255,000 and outstanding stock purchase warrants of 31,012,050 and 80,631,310 to purchase commons shares for the six month periods ended September 30, 2016 and 2015, respectively, were considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Additionally, for the six month periods ended September 30, 2016 and 2015, convertible promissory notes convertible into 22,160,000 shares of common stock were also considered anti-dilutive and therefore were not included in the calculation of diluted shares.

Newly Adopted Accounting Pronouncements

ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40), is discussed above in the Going Concern note disclosure.

ASU No. 2015-03, Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. In April 2015, the FASB issued amended guidance to address the different balance sheet presentation requirements for debt issuance costs and debt discounts and premiums. The amended guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amended guidance. The amended guidance is effective for the Company beginning April 1, 2016 and has been applied retrospectively, wherein the balance sheet as of September 30, 2016 and March 31, 2016 is adjusted to reflect the period-specific effects of applying the amended guidance. As of September 30, 2016 and March 31, 2016, respectively, the Company included $0 and $91,698 of debt issuance costs recorded in the Unaudited Condensed Interim Consolidated Statements of Financial Position that have been presented as a direct deduction from the debt liability of the convertible notes payable discussed in Note 6. The adoption of the amended guidance did not have an impact on the Company's Unaudited Condensed Interim Consolidated Statements of Operations.

Recent Accounting Pronouncements

ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which provides guidance for revenue recognition for contracts. This guidance requires an entity to review contracts in five steps and will result in enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue arising from contracts with customers. This standard is effective for fiscal years     beginning after December 15, 2017 and early adoption is permitted only as of annual reporting periods for fiscal years beginning after December 15, 2016.  See also recent accounting pronouncements ASU 2015-14, ASU 2016-08, ASU 2016-10 and ASU 2016-12 for amendments to the guidance.  We are currently evaluating the impact, if any, that this new guidance will have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, changes the measurement principle for certain inventory methods from the lower of cost or market to the lower of cost and net realizable value.  Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This ASU does not apply to inventory that is measured using Last-in First-out ("LIFO") or the retail inventory method. The provisions of ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, was issued to simplify the classification of deferred taxes on the balance sheet. The new guidance would require that deferred taxes be classified as non-current assets and liabilities based on the tax paying jurisdiction. Application of the standard, which can be applied prospectively or retrospectively, is required for fiscal years beginning on or after December 15, 2016 and for interim periods within that year. The adoption of the amended guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most notably, this new guidance requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This new guidance is effective for annual reporting periods beginning after December 15, 2017. The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-02, Leases (Topic 842), On February 25, 2016, the FASB issued a new standard which requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability.  The new guidance will require the asset and   liability to be initially measured at the present value of the lease payments in the statement of financial position. The new guidance  will also require the company to recognize interest expense on the lease liability separately from the amortization of the right-use-asset for finance leases and recognize a single lease cost allocated on a straight-line basis over the lease term for operating leases, in the statement of comprehensive income.  The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years with early application permitted.  The Company is currently evaluating this guidance to determine the impact it may have on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The areas of simplification in the update involve several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows, however, some of the areas for simplification apply only to nonpublic entities.   This guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted for any entity in any interim or annual period, however, certain requirements apply to the early adoption. The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides clarity to preparers on the treatment of eight specific items within an entity’s statement of cash flows. The guidance becomes effective for all public entities in fiscal years beginning after December 15, 2017, including interim periods therein. Early adoption of the guidance, including within an interim period, is permitted.  The guidance is not expected to have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

Emerging Growth Company Status

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act, as amended by the United States Jumpstart Our Business Startups Act, enacted on April 5, 2012 (the “JOBS Act”), and will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities  pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a ‘large accelerated filer’, as defined in Exchange Act Rule 12b–2.

Generally, a company that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal controls over financial    reporting and, subject to an exemption available to companies that meet the definition of a “smaller reporting company” in Exchange Act Rule 12b-2, an auditor attestation report on management’s assessment of internal controls over financial reporting. However, for    so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act, even if we do not qualify as a “smaller reporting company”. In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance. As a foreign private issuer, we are not subject to such requirements, and will not become subject to such requirements even if we were to cease to be an emerging growth company.

As a reporting issuer under the securities legislation of the Canadian provinces of Ontario, British Columbia, and Alberta, we are required to comply with all new or revised accounting standards that apply to Canadian public companies.  Pursuant to Section 107(b) of the JOBS Act, an emerging growth company may elect to utilize an extended transition period for complying with new or revised accounting standards for public companies until such standards apply to private companies.  We have elected to utilize this extended transition period. However, while we have elected to utilize this extended transition period, our unaudited condensed interim consolidated financial statements as of September 30, 2016 reflect the adoption of all required accounting standards for public companies.

2.

BUSINESS ACQUISITION AND CONTINGENT CONSIDERATION

On July 24, 2012 the Company purchased from Boston Scientific Corporation ("BSC"), in a taxable transaction, all of the assets, relating to the Prolieve Thermodilatation System (“Prolieve”), a FDA approved device for the treatment of Benign Prostatic Hyperplasia (“BPH”). The total purchase consideration consisted of the following:

Cash	$ 2,535,610
Fair value of contingent consideration	$ 1,126,505
Total consideration	$ 3,662,115

The maximum amount of $2,500,000 is payable as contingent consideration pursuant to the terms of the agreement. The fair value of the contingent consideration was determined by calculating its present value based on its payment terms using an interest rate of 24% (our estimated unsecured borrowing rate). The contingent consideration is payable quarterly at a rate of 10% of sales of Prolieve products. As of September 30, 2016, $1,470,691 of royalties is due to BSC of which $1,376,680 is past due.

The activity of the contingent consideration obligation for the six months ending September 30, 2016 and 2015 and the allocation is as follows:

Activity is as follows:	Non-Contingent	Contingent	Total
Balance at April 1, 2015	$ 831,632	$ 1,031,179	$ 1,862,811
Less: payments	-	-	-
Change in fair market value	199,006	(117,367)	81,369

Balance at September 30, 2015	$ 1,030,638	$ 913,812	$ 1,944,450

Balance at April 1, 2016	$ 1,257,995	$ 758,953	$ 2,016,948
Less: payments	-	-	-
Change in fair market value	212,696	(147,241)	65,455
Balance at September 30, 2016	$ 1,470,691	$ 611,712	$ 2,082,403

Allocated as follows:
Payable to Boston Scientific Corp.	$ 1,470,691	$ -	$ 1,470,691
Contingent consideration - current	$ -	$ 496,236	$ 496,236
Contingent consideration - non current	$ -	$ 115,476	$ 115,476

3.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of September 30, 2016 and March 31, 2016:

	September 30, 2016	March 31, 2016
Machinery and equipment (5-7 year life)	$ 75,982	$ 75,982
Mobile consoles (7 year life)	837,691	834,094
Furniture and fixtures (3-5 year life)	20,000	20,000
	933,673	930,076
Accumulated depreciation	(493,071)	(419,935)
Total	$ 440,602	$ 510,141

Depreciation expense was approximately $37,000 and $28,000 for the three month periods ended September 30, 2016 and 2015 and approximately $73,000 and $57,000 for the six month periods ended September 30, 2016 and 2015, respectively.

4.

INTANGIBLE ASSETS

Intangible assets include intellectual properties and customer relationships relating to the Prolieve technology, acquired at a cost of $2.5 million. These assets are being amortized on a straight-line basis over ten years; amortization expense was $61,553 for each of the three month periods ended September 30, 2016 and 2015 and $123,106 for the six month periods ended September 30, 2016 and 2015, respectively.

Future amortization expense related to the net carrying amount of intangible assets is estimated to be as follows:

2017	$ 246,212
2018	246,212
2019	246,212
2020	246,212
2021	246,212
Sub-total	1,231,060
2021 and thereafter	165,954
Total	$ 1,397,014

5.

DEBT

In fiscal year 2013, the Company raised bridge financing of approximately U.S. $435,000. The bridge financing lender received a promissory note, with interest payable at 2% per month after October 23, 2012. The original maturity date of the promissory note was October 23, 2013 and was subsequently extended until June 30, 2014 at which time the Company began paying additional interest of 2% per month on accrued interest with an additional interest charge of .09% per month on current interest expense.  As of September 30, 2016, the note remains in default and due in full. The Company is currently in discussions with the lender on a further extension of the maturity date. The Company has a total principal and accrued interest balance of approximately $642,000 and $576,000 as of September 30, 2016 and March 31, 2016, respectively.  Interest expense of approximately $34,000 and $26,000 was recognized on the promissory note and accrued interest for the three month periods ended September 30, 2016 and 2015 and $68,000 and $54,000 was recognized for the six month periods ended September 30, 2016 and 2015, respectively.

In fiscal year 2014, the Company issued, in two separate tranches, 554 Units of 8% Redeemable Promissory Convertible Notes (the “Notes”) together with Series C stock Purchase Warrants (the “Warrants”) to various accredited investors in an offering exempt from registration in the U.S pursuant to regulations D and S under the U.S. Federal Securities rules and regulations, receiving gross proceeds of $5,540,000. The notes are convertible into 22,160,000 shares of common stock. Each warrant entitles the holder to acquire 20,000 common shares (for a total of 11,080,000 common shares) at an exercise price of $0.30 per share and expire on December 18, 2016 and March 7, 2017. The warrants were classified as equity, were recorded as additional paid in capital at their estimated fair value of $1,532,877, and are considered a non-cash financing activity. The Company recognized a beneficial conversion feature of $195,938 and deferred financing fees (consisting of both cash payments and the fair value of stock purchase warrants classified as equity) of $558,552 which are amortized using the effective interest method through December 18, 2016. The Company has accrued interest of $1,014,191 owing to holders of the convertible debentures as of September 30, 2016, of which $904,587 is past due, and is in a technical default of the terms of the debentures. The investors have not accelerated the terms of the debenture.

In connection with the convertible notes, the Company recognized interest expense of $128,905 and $116,012 for the three month periods ended September 30, 2016 and 2015 and accretion expense of $212,454 and $195,939 for the three month periods ended September 30, 2016 and 2015, respectively.  The Company recognized interest expense of $255,626 and $238,318 for the six month periods ended September 30, 2016 and 2015 and accretion expense of $425,396 and $386,574 for the six month periods ended September 30, 2016 and 2015, respectively.

On May 13, 2016, the company entered into a loan agreement in the amount of $200,000.  The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount is November 30, 2016 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date. The Company recognized $7,500 and $10,458 in interest expense for the three and six month periods ended September 30, 2016.

On August 1, 2016, the company entered into a loan agreement in the amount of $200,000. The financing lender will receive interest payable of 1.25% per month. The maturity date for the outstanding amount is January 31, 2017 and default interest of 2% will be paid if the outstanding amount is not paid by the maturity date.   The Company recognized $4,853 in interest expense for the three and six month periods ended September 30, 2016.

6.

EQUITY AND STOCK-BASED COMPENSATION

Common Stock

Authorized share capital consists of unlimited common shares with no par value.

On December 14, 2015, the Company completed a private placement of 15,500,000 units at a price of USD $0.05 per unit raising gross proceeds of $775,000 (net proceeds of $713,000). Each unit consisted of one common share and 0.5 common share purchase warrant. Each warrant entitled the holder to acquire one common share at an exercise price of USD $0.10 until December 14, 2017. Management determined the warrants to have a fair value of $0.015 per warrant and accordingly, $176,169 of the proceeds from the issuance was allocated to additional paid in capital, and the balance of the proceeds was allocated to common shares.

A relative fair value calculation was used to determine the carrying value of the warrants. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	0.58% to 0.97%
Expected life in years	2 - 3 years
Expected volatility	98.96 to 146.6%

The Company uses the contract life as its expected life in years.  Volatility is calculated based on actual weekly trading history of the Company’s common stock. The risk-free rate is based on the daily yield curve of U.S. treasury bills.

Common stock issuable

Prior to March 31, 2015, the company received funds for common shares in the amount of $1,561,000 (net of fees) as part of a future private placement occurring on May 12, 2015. All shares were issued during the six months ended June 30, 2015. During the six month period ending September 30, 2015 the company resolved to pay accrued expenses with common stock issuable in the amount of $140,452.

There were no stock issuable transactions during the six month period ended September 30, 2016.

Stock Purchase Warrants

The Company had stock purchase warrants outstanding as of September 30, 2016 and March 31, 2016 as follows:

			June 30, 2016	March 31, 2016
Year of issue	Exercise Price	Expiration	Underlying Shares	Underlying Shares
2013	$ 0.20	6/8/2016	-	18,367,263
2013	$ 0.20	6/21/2016	-	22,200,000
2014	$ 0.30	12/18/2016	8,336,400	8,336,400
2014	$ 0.30	3/7/2017	4,644,400	4,644,400
2015	$ 0.25	9/15/2017	10,281,250	10,281,250
2016	$ 0.10	12/14/2017	7,750,000	7,750,000
			31,012,050	71,579,313

Stock Options

The Company may grant stock options to directors, senior officers and service providers by resolution of the Board of Directors. The exercise price will reflect the market price of the Company’s stock on the date of the grant. The maximum number of stock options outstanding under the stock option plan is limited 10% of issued shares.

The Company measures the cost of stock option awards based on the grant-date fair value of the award. The cost is recognized over the period during which an employee is required to provide service in exchange for the award or the requisite service period. The Company recognizes stock-based compensation expense over the vesting periods of the awards, adjusted for estimated forfeitures. There was no stock-based compensation cost incurred by the Company for the three month periods ended June 30, 2016 and 2015. A summary of the Plan for the six month period ended September 30, 2016 are presented below:

	Option Shares	Weighted average exercise price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
	#	$	(years)	$
Outstanding, April 1, 2016	10,100,000	0.06	4.75 years	-
Granted	-	-
Exercised	-	-
Cancelled/Expired	-	-

Outstanding, September 30, 2016	10,100,000	0.06	4.25 years	-

Exercisable, September 30, 2016	10,100,000

7.

INCOME TAXES

The Company is domiciled in Canada and files Canadian federal and certain provincial tax returns. The Company had no provision (benefit) for income taxes for the six month periods ending September 30, 2016 and 2015.

Deferred income taxes reflect the net tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes.  The Company’s deferred income tax assets consist principally of carryforward losses which are offset by a full valuation allowance.

The Company is required to establish a valuation allowance for deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income in the periods which the deferred tax assets are deductible, the Company has determined that there is a full valuation allowance as of September 30, 2016 and March 31, 2016.

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in evaluating the Company’s tax positions and determining its provision for income taxes. The Company establishes liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are fully supportable. The Company adjusts these liabilities in light of hanging facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company has identified no material uncertain tax positions as of September 30, 2016.

The Company is subject to income tax audits in all jurisdictions for which it is required to file tax returns. Tax audits by their nature are often complex and can require several years to complete. Neither the Company nor any of its subsidiaries is currently under audit in any jurisdiction. All of the Company’s income tax returns remain subject to examination by tax authorities.

As a Canadian domiciled company, the Company has never filed a tax return in the United States. U.S. federal tax legislation was enacted in 2004 to address perceived U.S. tax concerns in “corporate inversion” transactions. A “corporate inversion” generally occurs when a non-U.S. Company acquires “substantially all” of the equity interests in, or the assets of, a U.S. Company or partnership, if, after the acquisition, former equity holders of the U.S. Company or partnership own a specified level of stock in the non-U.S. Company. The tax consequences of these rules depend upon the percentage identity of stock ownership that results. Generally, in “80 percent identity” transactions (i.e., former equity holders of the U.S. Company owns 80% or more of the equity of the non-U.S. acquiring entity, excluding certain equity interests), the tax benefits of the inversion are limited by treating the non-U.S. acquiring  entity as a domestic entity for U.S. tax purposes. In “60-80 percent identity” transactions, the benefits of the inversion are limited by barring certain corporate-level “toll charges” from being offset by certain tax attributes of the U.S. Company (e.g., loss carry- forwards), and imposing excise taxes on certain stock-based compensation held by “insiders” of the U.S. Company. Management is of the view that a corporate inversion has resulted from the reverse takeover transaction it completed in fiscal 2009; however, it has not yet determined whether the Company is subject to the “80 percent” or the “60-80 percent” identity with respect to the transactions undertaken in the fiscal 2009 year since the interpretation of which categories of stock ownership are to be considered under the inversion rules is not yet settled. The Company has not filed income tax returns in Canada or United States since 2009. The Company has never filed an income tax return in Canada but is current with its United States federal income tax filings.  The Company has incurred losses in all jurisdictions in all years.

8.

COMMITMENTS AND CONTINGENCIES

On January 16, 2006, the Company's wholly owned subsidiary, Celsion (Canada) Inc. purchased from Celsion Corporation (USA) ["Celsion"]all of the assets relating to breast cancer Microfocus APA 1000 System (“System”), consisting of the microwave machine technology, the APA technology licensed from MIT, and all related intellectual and regulatory property (collectively, the “Business”). The Company has a commitment to pay a 5% royalty to Celsion on the net sales of products sold by and patent royalties received by the Company and its successors and assignees. Total royalties paid are not to exceed $18,500,000. Royalties will not be payable until the System can be placed in the market following successful completion of the pivotal clinical trial and receipt of approval to market the System in the US and Canada from the FDA and Health Canada. The Company has an additional commitment to pay a 5% royalty to MIT on the net sales of products, upon commercialization.

2017	$ 224,888
2018	$ 80,640

The Company recognized total rent expense of $58,615 and $55,814 for the three month periods ended September 30, 2016 and 2015, respectively.   The Company recognized total rent expense of $117,458 and $111,627 for the six month periods ended September 30, 2016 and 2015, respectfully.

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Dr. William Jow, President and Chief Executive Officer of Medifocus Inc. certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Medifocus Inc. (the “issuer”) for the interim period ended September 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence,  the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or  that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2016

/S/ William Jow
Name: Dr. William Jow
Title: President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Mirsad Jakubovic, Chief Financial Officer of Medifocus Inc. certify the following:

1.

Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Medifocus Inc. (the "issuer") for the interim period ended September 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2016

/S/ Mirsad Jakubovic
Name: Mirsad Jakubovic
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Medifocus Inc. Announces Election of Directors and

Financial Results for the Quarter Ended June 30 2016

COLUMBIA, MD - September 14, 2016 – Medifocus, Inc. (OTCQX:MDFZF and TSXV:MFS.V) ("Medifocus" or the "Company"), a biotechnology company with a portfolio of medical products encompassing thermotherapy systems for the treatment of Benign Prostatic Hyperplasia (BPH) and Breast Cancer, is pleased to announce the election of William W. Jow, M.D. as a member of the Board of Directors of the Company at the Company’s annual and special meeting held on August 31, 2016. In addition, incumbent directors Messrs. Joseph S.C. Chan, Augustine P.Y. Chow, Raymond Tong and Mr. Grant B. Walsh (Chairman) were also re-elected. Augustine Y. Cheung, Ph.D. did not stand for re-election to the Board.

William W. Jow, M.D. received his M.D. degree from New York University in 1986. Following his surgical and urological residencies at Mount Sinai Medical Center and University of Buffalo, Dr. Jow received the American Urological Association (AUA) Scholar Award to complete a 2-year Fellowship at Weill Cornell Medical College and Center for Biomedical Research at Rockefeller University in New York. He then served as Assistant Professor at Rutgers Robert Wood Johnson Medical School in New Jersey for 2 years. Dr. Jow has been in private practice for over 20 years, and has ample experience in utilizing various minimally-invasive techniques in treating BPH, prostate cancer and prostatitis. He has been Chairman of Urology at Hackensack Meridian Health - Bayshore Hospital in Holmdel, New Jersey, and served on its Medical Executive Committee since 2012. He has published many medical and scientific papers, served as expert reviewer for urology journals and lectured in topics ranging from oncology to preventive medicine. Dr. Jow received many honors and awards including Phi Beta Kappa, Memorial Sloan-Kettering Cancer Center Tri-Institutional (MSKCC, Cornell & Rockefeller) Research Grant, the prestigious American Society of Andrology Hamilton-Thorne Award for his pioneering research in Gene Expression, AUA Best Research Presentation Award, Compassionate Doctor Award, Patients’ Choice Award and Healthgrades Five-Star Physician Recognition. He has served as consultants to various sales and product development ventures before serving as Scientific & Business Development Consultant and Medical Director of Medifocus Inc. since 2014.

"I am delighted to welcome Dr. Jow to our Board and look forward to working with him, Medifocus is fortunate to have Dr. Jow on board to guide it through this critical period. Dr. Jow has served Medifocus as Medical Director since 2014 and provided invaluable advisory service to Medifocus. He has been appointed as President since March 2016 and in charge of Prolieve operation. He has demonstrated his leadership and vision in moving the Prolieve business to a more sustainable path for future growth in last six months. His knowledge in urology and the urology market in the U.S. will benefit Medifocus in many ways. As a result, we saw marked improvements in operation efficiency and financial results for the quarter ended June 30, 2016," said Mr. Grant Walsh, Chairman of the Board of Directors.

For the quarter ended June 30, 2016, Prolieve sales were US$1,186,855, an increase of 5% over the same period of 2015; gross margin increased by $176,807, or 60% over last year; while loss from operations for the three months decreased to $172,107 from $636,708 in 2015, representing a 73% reduction. These positive moves reflect the cost savings being realized from the Company's restructuring process initiated in the first quarter of 2016. Compared to the three months ended March 31, 2016, the sales from the three months ended June 30, 2016 increased 4%, gross margin increased 45%, and loss from operation decreased 68%.

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is a biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases and breast cancer. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus' portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA-1000™ Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to treat localized and locally advanced breast cancers through the application of heat alone or in combination with chemotherapy.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations:  Medifocus, Inc. Tel: 410-290-5734

Medifocus Inc. Announces Appointment of New Chief Executive Officer

COLUMBIA, MD - October 3, 2016 – Medifocus, Inc. (OTCQX:MDFZF and TSXV:MFS.V) ("Medifocus" or the "Company"), a biotechnology company with a portfolio of medical products encompassing thermotherapy systems for the treatment of Benign Prostatic Hyperplasia (BPH) and Breast Cancer, today announced the appointment of William Jow, M.D. to the position of Chief Executive Officer, effective October 1, 2016, replacing Augustine Y. Cheung, Ph.D., the founder of the Company.

“We thank Dr. Cheung for his service at Medifocus and wish Dr. Cheung the best in the next phase of his career." said Mr. Grant Walsh, Chairman of the Board of Directors. "Dr. Jow has served Medifocus as Medical Director since 2014 and provided invaluable advisory services to Medifocus. He was appointed President of the Company in March 2016 and has successfully reduced operating expenses and improved gross margin. He has demonstrated his leadership and vision in moving the Prolieve® business to a more sustainable path in the last six months. His knowledge in urology and the urology market in the U.S. will benefit Medifocus in many ways. As a result, we saw marked improvements in operation efficiency and financial results for the quarter ended June 30, 2016.”

Dr. William Jow, the new Chief Executive Officer of Medifocus, commented, “As a practicing urologist who has been using Prolieve® and other minimally invasive procedures to treat patients with BPH symptoms, I can say with confidence that Prolieve® therapy is the best alternative to BPH medications, surgeries and other thermal/RF/laser vaporization procedures for a vast majority of BPH patients.  Prolieve® Thermodilatation is the only TUMT system equipped with a dilating balloon that compresses the prostatic urethra during treatment.  Such tissue compression allows effective thermotherapy to be delivered at a lower microwave energy which translates into better patient comfort and safer operation.  Thermodilatation also assures a patent post-treatment prostatic urethra that contributes to a much lower post-treatment catheterization rate.  More importantly, all Prolieve® consoles are equipped with an automatic shut-off safety mechanism which keeps the rectal temperature below 41 to 42 degrees Celsius as demonstrated in our thermal mapping studies.  All these unique features render Prolieve® a safe, effective and well-tolerated outpatient procedure as confirmed in our recent 10-year Post Market Follow-up Study.  To date, over 100,000 Prolieve® cases have been performed in the U.S.”

Dr. Jow added, “Thanks to our corporate restructuring efforts over the past six months, Medifocus has emerged as a much stronger company poised for future growth.  Our team has expanded to include V.P. of Operations Stuart E. Katz, M.D., urologist, IT/Marketing Specialist Warren Sekino and other medical expert consultants.  Together, we are proud to provide this state-of-the-art, safe and effective treatment to many more BPH patients in the U.S. and beyond.”

William W. Jow, M.D. received his M.D. degree from New York University in 1986.  Following his surgical and urological residencies at Mount Sinai Medical Center and University of Buffalo, and fellowship training at Weill Cornell Medical College, he had served as Assistant Professor at Rutgers Robert Wood Johnson Medical School in New Jersey.  Dr. Jow has been in private practice for over 20 years, and has been Chairman of Urology at Hackensack Meridian Health - Bayshore Hospital in Holmdel, New Jersey, and served on its Medical Executive Committee since 2012.  He has also served as consultants to various sales and product development ventures before joining Medifocus as Scientific & Business Development Consultant and Medical Director in 2014.

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is a biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer.  Heat is known to accelerate numerous biochemical and cellular processes, and Medifocus' portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute in-office treatment. Its APA-1000™ Breast Cancer Thermotherapy System is currently in phase 3 clinical trials, and is designed to treat localized and locally advanced breast cancers through the application of heat alone or in combination with chemotherapy.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations:  Medifocus, Inc. Tel: 410-290-5734